Exhibit 99.2

ARRANGEMENT AGREEMENT

among

WESTBRICK ENERGY LTD.

and

[Name of party redacted]

and

VERMILION ENERGY INC.

Dated as of December 22, 2024

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SCHEDULES

SCHEDULES

Schedule “A”	Plan of Arrangement
Schedule “B”	Arrangement Resolution
Schedule “C”	[Escrow Agreement redacted]

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THIS ARRANGEMENT AGREEMENT dated as of December 22, 2024

AMONG:

WESTBRICK ENERGY LTD., a corporation formed under the laws of Alberta (“Westbrick” or the “Company”)

-and-

[Name of party redacted], a company formed under the laws of the Netherlands (“[Name of party redacted]”)

-and-

VERMILION ENERGY INC., a corporation incorporated under the laws of Alberta (“Purchaser”)

WHEREAS [name of party redacted] is the registered and beneficial owner of all of the issued and outstanding shares of [Name redacted] Holdco (the “Holdco Shares”) and [Name redacted] Holdco is the registered and beneficial owner of certain Westbrick Shares as further set out in the Disclosure Schedules (the “[Name redacted] Shares”);

AND WHEREAS the remainder of the Westbrick Shares not comprised of the [name redacted] Shares (the “Additional Shares”) are held by those Persons as further set out under the heading “Additional Shareholders” in the Disclosure Schedules (the “Additional Shareholders”);

AND WHEREAS Purchaser, Westbrick and [name redacted] Holdco and the other Westbrick Supporting Shareholders desire to complete an arrangement under section 193 of the ABCA in respect of Westbrick;

AND WHEREAS upon Closing, and pursuant to the Arrangement: (i) [name redacted] Holdco intends to return capital to [name of party redacted] with the [Name redacted] Holdco Note; (ii) [name redacted] Holdco and Westbrick intend to amalgamate (the “Amalgamation”); (iii) upon the Amalgamation, [name of party redacted] and the Additional Shareholders shall receive shares in the amalgamated company (“Westbrick Amalco”) in exchange for the Holdco Shares and the Additional Shares, respectively; and (iv) all shares of Westbrick Amalco will be transferred to the Purchaser and the [name redacted] Holdco Note will be repaid;

AND WHEREAS concurrently with the execution of this Agreement, the Westbrick Supporting Shareholders have entered into the Lock-Up Agreements and the Westbrick Supporting Shareholders that hold Westbrick Shares have executed the Written Resolution and the Lock-Up Agreements;

AND WHEREAS the Westbrick Supporting Shareholders hold, in the aggregate, not less than two-thirds of the issued and outstanding Westbrick Shares;

AND WHEREAS, prior to completion of the Arrangement, Westbrick intends to complete the Duvernay Conveyance and either sell the Duvernay Spinco Shares or complete the Duvernay Alternative Transaction;

NOW, THEREFORE, in consideration of the foregoing, the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions.

In this Agreement, including the recitals, this Section 1.1, and the Schedules, the following capitalized terms shall have the following meanings:

“11-22 Gas Handling and Transportation Agreement” means that Gas Handling and Transportation Agreement to be entered into on or prior Closing between Westbrick and Duvernay Spinco, in form substantially as attached to the Disclosure Schedules.

“Abandonment and Reclamation Liabilities” means all past, present and future obligations of Westbrick to:

(a)	abandon wells and close, decommission, dismantle and remove structures, foundations, buildings, pipelines, equipment and other facilities, including those located on the Lands or lands pooled or unitized therewith or used or previously used in respect of Petroleum Substances: (i) produced or previously produced from the Lands or lands pooled or unitized therewith; or (ii) stored or previously stored within, upon or under the Lands or lands pooled or unitized therewith; and
(b)	restore, remediate and reclaim the surface locations of wells and tangible assets and equipment including the Wells and Tangibles and lands used to gain access thereto, including all such obligations relating to tangibles and equipment that were abandoned or decommissioned prior to the Closing Date whether located on or off the Lands or lands pooled or unitized therewith or that were located on other lands and used in respect of Petroleum Substances: (i) produced or previously produced from the Lands or lands pooled or unitized therewith or other lands; or (ii) stored or previously stored within, upon or under the Lands or lands pooled or unitized therewith or other lands.

“ABCA” means the Business Corporations Act (Alberta), as may be amended from time to time.

“Aboriginal Group” means any “band” (within the meaning of the Indian Act (Canada)), First Nations, Métis, tribal council or other indigenous groups or communities

“Acquisition Debt Confirmations” means the certificate of the Purchaser dated as of the date of this Agreement certifying (i) that the Purchaser has availability under the Purchaser Credit Agreement and the Purchaser Bridge Loan Facility to borrow amounts that are more than sufficient in order to (A) pay all the Cash Consideration payable under the Plan of Arrangement, (B) fund the repayment and cancellation of the Credit Facilities at the Closing Time, and (C) repay all Indebtedness of the Purchaser that matures prior to May 30, 2025 (collectively, the “Required Funds”), subject to the terms and conditions of the Purchaser Credit Agreement and the Purchaser Bridge Loan Facility, which include the funding conditions which are customary for (A) a revolving loan facility (in the case of the Purchaser Revolving Loan Facility), (B) an acquisition term loan facility (in the case of the Purchaser Term Loan Facility) (except there are no “limited conditionality” provisions in the funding conditions in the Purchaser Term Loan Facility since there are no such provisions in the Purchaser Revolving Loan Facility) and (C) a “high yield” bridge loan facility (in the case of the Purchaser Bridge Loan Facility) (ii) that the Purchaser has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of any definitive document related to the Debt Financing, and (iii) the amount available to be to drawn down under each of the Purchaser Credit Agreement and the Purchaser Bridge Loan Facility as of the date of this Agreement.

“Acquisition Proposal” means, (other than the transactions contemplated by this Agreement, the Duvernay Conveyance and Duvernay Share Purchase Agreement), any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104- Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to a Party’s shareholders and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of Westbrick that, when taken together with the shares and other securities of Westbrick held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of Westbrick or rights or interests therein and thereto;
(b)	any direct or indirect acquisition or purchase of 20% or more of the assets or contributing 20% or more of the consolidated revenue (or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of Westbrick and its subsidiaries taken as a whole;
(c)	an amalgamation, arrangement, share exchange, merger, business combination, , consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving Westbrick; or
(d)	any take-over bid, issuer bid, exchange offer or similar transaction involving a Party or its subsidiaries that, if consummated, would result in a Person or group of Persons acting jointly or in concert with such Person acquiring beneficial ownership of 20% or more of any class of equity or voting securities of such Party.

“Additional Shareholders” has the meaning given to that term in the recitals.

“Additional Shares” has the meaning given to that term in the recitals and, as the context requires, the shares received in exchange for the Additional Shares on the Amalgamation.

“Adjusted Inventory” means such inventory of Westbrick listed in Schedule 1.1 of the Disclosure Schedules under the heading “Adjusted Inventory”.

“AFEs” means authorities for expenditure, cash calls, operations notices, amounts budgeted pursuant to joint operating agreements, unit agreements, mail ballots and similar notices and calls for funds.

“Affiliate” has the meaning ascribed thereto in the Securities Act (Alberta). Notwithstanding the foregoing, in all cases except in Sections 7.1(e), 8.5 and 9.3, in respect of [name of party redacted] and Westbrick, the definition of “Affiliate” shall be deemed to exclude any direct or indirect operating or portfolio company, investment vehicle, co-invest vehicle, investment fund (including any limited or general partner thereof) or investee company of any fund managed or advised by [names redacted] or any Persons controlled thereby, excluding [name of party redacted], [name redacted] Holdco and Westbrick and any of its subsidiaries as at the date of this Agreement and from time to time. For purposes of this definition, [name redacted] Holdco and Westbrick shall be deemed to be Affiliates of [name of party redacted] for the time period ending immediately prior to Closing, and Westbrick Amalco shall be deemed to be an Affiliate of Purchaser for the time period from after Closing.

“Aggregate Adjusted Consideration” has the meaning ascribed to it in Section 2.8(b);

“Aggregate Base Consideration” has the meaning ascribed to it in Section 2.8(a);

“Agreement” means this Arrangement Agreement, including the recitals, this Article 1, and all Schedules attached hereto, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Amalgamation” has the meaning set forth in the Recitals hereto.

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the Provinces of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Closing Date.

“Applicable U.S. Securities Laws” means, collectively, the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time prior to the Closing Date.

“Applicable Laws” means, in relation to any Person, asset, transaction, event or circumstance, any and all applicable provisions of laws, statutes, common law, rule of law, rules, regulations, ordinances, by-laws, treaties, published guidelines, standards, codes of practice and orders of, and the terms of all judgments, orders, decisions, directives, ruling, awards and decrees issued by, any Governmental Authority by which such Person is bound or having application to the asset, transaction, event or circumstance in question.

“Area of Mutual Interest” means a designated geographical area in respect of which Westbrick is obligated by contract to offer to one or more Third Parties the right to participate in an acquisition of petroleum and natural gas rights, oil and gas facilities or pipelines or other material infrastructure related to the exploration and development of petroleum and natural gas rights.

“Arrangement” means the arrangement in respect of Westbrick and involving its securityholders, Duvernay Spinco, [name of party redacted], Purchaser and [name redacted]Holdco under the provisions of section 193 of the ABCA on the terms and conditions set out in the Plan of Arrangement, as supplemented, or modified in accordance with the provisions of this Agreement and the Plan of Arrangement, or amended or made at the direction of the Court in the Final Order (with the consent of Westbrick, [name of party redacted] and Purchaser, each acting reasonably).

“Arrangement Resolution” means the special resolution of Westbrick Shareholders approving the Arrangement, in the form of the Written Resolution or such other form as agreed to by the Parties.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar.

“Assets” means, collectively, all properties and assets of Westbrick of every kind and description (whether real, personal, tangible or intangible) wherever located and includes the PNG Assets, but does not include the Duvernay Assets.

“Award” has the meaning set forth in the Omnibus Plan.

“Award Agreements” means, collectively, the agreements entered into by each of the holders of Awards and Westbrick in connection with the grant of Awards, and each such agreement is an “Award Agreement”.

“Benefit Plan” means any pension, retirement, deferred compensation, profit-sharing, registered retirement savings plan, savings, disability, medical, dental, health, life, death benefit, stock option, stock purchase, bonus, incentive, vacation entitlement and pay, change of control, termination and severance pay or other employee benefit plan, trust, arrangement, Contract, agreement, policy or commitment, whether funded or unfunded, insured or uninsured, written or oral, in each case (a) for the benefit of Westbrick Employees or former employees, or current or former officers or directors of Westbrick, or other Persons who are receiving or have received remuneration for work or services provided to Westbrick, or in all cases any of their eligible spouses, dependents, survivors or beneficiaries, and (b)(i) to which Westbrick is a party or by which Westbrick is bound or (ii) with respect to which Westbrick has any Liability, but in all cases does not include Statutory Plans.

“Books and Records” means the books and records of Westbrick, [name redacted] Holdco, and Westbrick Amalco, including financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, surveys, plans, files, records, assessments, correspondence, and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media.

“Business” means the exploration and development of oil and liquids-rich natural gas as presently conducted by Westbrick, including the operation of the Assets and, except where expressly stated otherwise, includes the Duvernay Business.

“Business Day” means any day (other than a Saturday, a Sunday or a statutory holiday) on which banks in Calgary, Alberta and New York, New York are generally open for commercial banking business during normal banking hours.

“Capex Plan” means the capital program and budget of Westbrick for the period from the date hereof until March 31, 2025 [redacted], a copy of which is included in the Disclosure Schedule.

“Capital Expenditure” means an expenditure that is required to be capitalized in accordance with IFRS in a manner consistent with the Financial Statements.

“Cash Consideration” has the meaning set forth in the Plan of Arrangement.

“Cause” means a conviction for a criminal act of fraud, theft, misappropriation, embezzlement or other indictable offence or any action taken by a Westbrick Employee or Westbrick Contractor in bad faith that could be reasonably expected to damage or negatively impact the business, operations, reputation or financial condition of the Purchaser or Westbrick in a material manner or otherwise amounts to just cause at common law.

[Definition redated]

[Definition redated]

“Claim” means any claim, demand, lawsuit, action, proceeding, notice of non-compliance or violation, audit, order or direction, arbitration or governmental proceeding or investigation.

“Closing” means the filing of the Articles of Arrangement, payment of the Consideration, repayment of the [name redacted] Holdco Note and delivery of all other items and consideration required to be delivered on or prior to the Closing Date hereunder to consummate the Transaction.

“Closing Date” has the meaning set forth in Section 2.7.

“Closing Date Statement” has the meaning ascribed to it in Section 2.8(d).

“Closing Time” has the meaning set forth in Section 2.7.

[Definition redacted]

“Commissioner” means the Commissioner of Competition appointed under section 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his or her behalf.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means the occurrence of either of the following:

(a)	the issuance to Purchaser of an advance ruling certificate by the Commissioner under section 102(1) of the Competition Act with respect to the completion of the Transaction; or
(b)	both of (i) the applicable waiting period, including any extension thereof, under section 123 of the Competition Act shall have expired or been terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act (a “Waiver”), and (ii) the Commissioner shall have advised the Purchaser in writing that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the completion of the Transaction (a “No-Action Letter”).

“Conditions Satisfaction Date” means the date on which the last of the conditions set forth in Section 7.1, 7.2 and 7.3 (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing) have been satisfied or waived.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of September 26, 2024 between Purchaser and Westbrick.

“Consideration” means, collectively, the Cash Consideration and Share Consideration payable pursuant to the Plan of Arrangement to Westbrick Shareholders.

“Continuing Contractor” has the meaning set forth in Section 6.7(c).

“Continuing Employee” has the meaning set forth in Section 6.7(c).

“Contract” means, with respect to any Person, any contract, lease, deed, mortgage, license, undertaking, indenture, agreement, instrument or other legally binding commitment or arrangement to which such Person is a party or under which it has rights or obligations, whether written or oral, and includes authorizations for expenditure issued or approved by such Person under any of the foregoing.

“Court” means the Court of King’s Bench of Alberta.

[Definition redacted]

“Credit Facilities” means the credit facilities established by the Third Amended and Restated Credit Agreement dated May 31, 2024 among the Company and the lender parties thereto.

“Credit Support” means any guarantee, letter of credit, surety or performance bond or any other similar agreement or arrangement (including any security or collateral furnished in connection therewith).

“Data Room” means, collectively the two Firmex virtual data rooms established by or on behalf of Westbrick entitled “Buffalo Due Diligence” and “Westbrick Energy” respectively, as they existed at 11:00 AM on December 21, 2024 (and Company will, as soon as reasonably practicable after the date hereof, download the contents of the two virtual data rooms onto two USBs and deliver them to the Purchaser or its Representatives).

“Debt Financing” means the aggregate debt financing available to Purchaser under the Purchaser Credit Agreement and the Purchaser Bridge Loan Facility, as described in the Acquisition Debt Confirmations, and where the context requires includes the definitive documents creating and governing the Purchaser Credit Agreement and the Purchaser Bridge Loan Facility.

“Debt Financing Sources” means the parties to the Purchaser Credit Agreement and the Purchaser Bridge Loan Facility (other than the Purchaser and its Affiliates) and the Affiliates of such parties and, where the context permits, includes their respective former, current or future general or limited partners, stockholders, managers, members, representatives, directors, officers, employees, agents, successors or assigns.

“December 31 Accounting Principles” means those accounting methodologies and procedures (including classifications, judgments and estimation methodologies) applied by Westbrick to arrive at the calculations set forth in Section 4.45 of the Disclosure Schedules consistent with the supporting excel spreadsheet provided by Company to Purchaser concurrent with the execution of this Agreement and the earlier versions thereof that were provided by Company to Purchaser.

“Depositary” means Odyssey Trust Company, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving and paying the Consideration to the Westbrick Shareholders and receiving deposits of certificates formerly representing the Purchased Shares.

“Depositary Agreement” means the depositary agreement dated on or before the Closing Date between the Purchaser, the Company and the Depositary.

“Disclosure Date” has the meaning ascribed to it in Section 7.2(b)(i).

“Disclosure Schedules” has the meaning set forth in Article 3.

“Disputed Amount” has the meaning set forth in Section 2.8(f).

“Dissent Rights” means the right of a registered Westbrick Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Westbrick Shares in respect of which the holder dissents, all in accordance with section 191 of the ABCA, the Final Order and the Plan of Arrangement.

“Duvernay Alternative Transaction” means the distribution of the Duvernay Spinco Shares to the Westbrick Shareholders and other matters ancillary thereto as further set forth in Section 1.1 of the Disclosure Schedules under the heading “Duvernay Alternative Transaction” and as provided for in the Plan of Arrangement.

“Duvernay Assets” has the meaning set forth in the Duvernay Spinco Conveyance Agreement.

“Duvernay Assumed Liabilities” has the meaning set forth in the Duvernay Spinco Conveyance Agreement.

“Duvernay Business” means the ownership and operation by Westbrick of the Duvernay Assets, as currently conducted.

“Duvernay Conveyance” means the transactions contemplated by the Duvernay Spinco Conveyance Agreement.

“Duvernay Deposit” means the deposit paid to the Company pursuant to the Duvernay Share Purchase Agreement, if any.

“Duvernay Net Proceeds” means the total amount of cash consideration under the Duvernay Share Purchase Agreement received by Westbrick, including for greater certainty, the full amount of the Duvernay Deposit.

“Duvernay Share Purchase Agreement” means a purchase and sale agreement which may be entered into by Westbrick and another Person for the acquisition by such other Person prior to Closing of all of the Duvernay Spinco Shares.

“Duvernay Spinco” means TMax Energy Ltd., a wholly-owned subsidiary of Westbrick.

“Duvernay Spinco Conveyance Agreement” means the conveyance agreement to be dated on or before the Closing Date effecting the sale of the Duvernay Assets to Duvernay Spinco in consideration for Duvernay Spinco Shares and the assumption by Duvernay Spinco of all of the Duvernay Assumed Liabilities.

“Duvernay Spinco Shares” means the common shares of Duvernay Spinco.

“Duvernay Spin-Out Event” means: (a) the full amount of the Duvernay Net Proceeds have not been received by the Depositary by the second Business Day prior to the date on which Closing is scheduled to occur, or there remain any closing conditions outstanding on the transactions under the Duvernay Share Purchase Agreement as of such date (which are not capable of being satisfied on or prior to the Closing Date); or (b) Westbrick and [name of party redacted] determine to pursue the Duvernay Alternative Transaction prior to the date on which Closing is scheduled to occur.

“Duvernay Transaction Expenses” means, without duplication (and without duplication to the Transaction Expenses), any out of pocket fees and expenses incurred or payable by Westbrick, whether payable before or after Closing, in connection with (a) the Duvernay Conveyance and the Duvernay Share Purchase Agreement (or the Duvernay Alternative Transaction), or relating to the negotiation, preparation, or execution of Duvernay Conveyance Agreement and/or the Duvernay Share Purchase Agreement, or any documents or agreements contemplated by such agreements or the performance or consummation of the transactions contemplated thereby, including the following to the extent incurred in connection with such transactions (i) brokers’ or finders’ fees (including those of RBC and Scotiabank), and (ii) fees and expenses of professional advisors, counsel (including Osler, Hoskin & Harcourt LLP), advisors, consultants, investment bankers, Tax advisors, accountants, and auditors, (b) escrow agent fees and expenses; and (c) third party costs and expenses related to due diligence, including set up and maintenance of the data room in respect of the Duvernay Assets, and diligence conducted by Westbrick, in respect of the purchaser, its business, assets and operations; provided further, however, that the term “Duvernay Transaction Expenses” shall exclude (A) all such fees and expenses that have already been paid on or before December 31, 2024; (B) any GST payable by Westbrick in connection with any of the foregoing, and (C) any amounts included in the calculation of Net Debt or Transaction Expenses; and provided, however, that Duvernay Transaction Expenses shall be increased by an amount equal to (i) [amount redacted] for each [amount redacted] of proceeds under the Duvernay Share Purchase Agreement received by Westbrick prior to Closing (without adjustments for proceeds which are above a [amount redacted] increment) or, (ii) to the extent a Duvernay Alternative Transaction is implemented pursuant to Section 2.6(b)(iv), [percentage redacted] of the Duvernay Spinco Shares Value (as defined in the Plan of Arrangement), rounded down to the nearest [amount redacted], that are distributed to the Westbrick Shareholders.

“Employee Obligations” means the obligations of Westbrick to pay any amounts to its Westbrick Employees for accrued and unpaid salary, wages, bonus, vacation pay or benefits, and any amounts payable as a result of the termination of Westbrick Employees in accordance with this Agreement before or immediately prior to Closing, including all change of control, termination and severance amounts under contract, statute and common law.

“Encumbrance” means any lien, pledge, charge, encumbrance, royalty, mortgage, hypothecation, title retention or other Security Interest or other adverse claim, or any option, right of first refusal or other restriction on transfer.

“Entitlement Calculation” means, in the case where (i) the Insurance Claim is settled prior to Closing, [percentage redacted] of the Insurance Recovery Amount; or (ii) the Insurance Claim is settled following Closing, [percentage redacted] of the Insurance Recovery Amount.

“Entitlement Schedule” has the meaning set forth in the Plan of Arrangement.

“Environment” means the components of the earth, alone or in combination, and includes ambient air, land, surface and sub-surface strata, groundwater, surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, including plants, animals and humans, and the interacting natural systems that include such components, and any derivative thereof shall have a corresponding meaning.

“Environmental Law” means all Applicable Laws concerning the protection of the Environment or the impact on the Environment of any use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, control, Release or threatened Release, emission, discharge or disposal of any Hazardous Material, or pollution, contamination, reclamation or remediation of the Environment.

“Environmental Liabilities” means all past, present and future Losses and Liabilities of Westbrick of whatsoever nature or kind, whether arising under contract, tort (based on negligence or strict liability), Applicable Laws or otherwise, arising from or associated with: (a) Abandonment and Reclamation Liabilities; (b) any past, present or future operations conducted on or related to the Assets resulting in any damage to, contamination of or other adverse situations pertaining to the Environment, howsoever and by whomsoever caused, and regardless of whether such damage, contamination or other adverse situations occur or arise in whole or in part prior to, on or subsequent to the Closing Time; (c) the presence, collection, accumulation, use, holding, storage, assessment, recycling, treatment, generation, transportation, processing, stabilization, handling, labeling, management, Release or threatened Release, emission, discharge or disposal of Hazardous Materials; (d) compliance with or the consequences of any non-compliance with, or violation or breach of, any Environmental Law or otherwise, whether occurring before, on or after the Closing Time; (e) sampling, monitoring or assessing the Environment or any potential impacts thereon from any past, present or future activities or operations; or (f) the protection, reclamation, remediation or restoration of the Environment, in each case, to the extent relating or arising by virtue of the Assets or the ownership or operation thereof, or any past, present or future operations and activities conducted in connection therewith or on or in respect of the lands upon which any of the Assets or any structures, foundations, buildings, facilities, pipelines, equipment and other physical assets used or previously used in connection with the Assets are or were located and any other lands which are or were used to gain access thereto, but, for certainty, in each case, excluding all such past, present and future obligations of Westbrick, Westbrick Amalco, Duvernay Spinco, or otherwise attributable to the Duvernay Assets.

“Field Contractors” means those Westbrick Contractors set forth in Section 2.6(b) of the Disclosure Schedules.

“Final Order” means the final order of the Court approving the Arrangement pursuant to section 193(4) of the ABCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of each of the Purchaser, [name of party redacted] and the Company, acting reasonably) at any time prior to the Closing Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is satisfactory to each of the Purchaser, [name of party redacted] and the Company, acting reasonably) on appeal.

“Financial Statements” means, collectively:

(a)	the audited balance sheet of Westbrick as at December 31, 2021, December 31, 2022 and December 31, 2023 and the audited statements of income and cash flows for the 12-months ended on December 31, 2021, December 31, 2022 and December 31, 2023; and
(b)	the unaudited balance sheet of Westbrick (the “Balance Sheet”) as at September 30, 2024 (the “Balance Sheet Date”) and the unaudited statements of income and cash flows for the three and nine months ended on September 30, 2024.

“Fraud” means with respect to any Person, means an intentional and willful misrepresentation by such Person that constitutes common law fraud under the laws of the Province of Alberta. For the avoidance of doubt, Fraud will not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory or any equitable fraud, promissory fraud, or unfair dealing fraud.

“Governmental Authority” means, in relation to any Person, transaction or event, any: (a) federal, provincial, municipal, state or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, or (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange (including the TSX and NYSE), in each case having, purporting to have, exercising, or entitled to exercise, jurisdiction over such Person, transaction or event.

“GST” means the goods and services tax and/or harmonized sales tax levied under the Excise Tax Act (Canada) and any analogous provision of any comparable Applicable Law of any province or territory of Canada.

“Hazardous Materials” means any waste, chemical, material or other substance that is listed, defined, designated or classified as hazardous, radioactive or toxic or a pollutant or a contaminant under any Environmental Law, including petroleum and all derivatives thereof, asbestos or asbestos-containing materials in any form or condition, and polychlorinated biphenyls.

“Hedging Transaction” means: (a) any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity loan, commodity consignment, commodity lease, commodity swap, commodity option, a commodity forward or futures Contract and whether settled by physical or financial delivery, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, transaction to buy, sell, borrow or lend securities or any other similar transaction (including any option with respect to any of these transactions); and (b) any derivative or combination of these transactions.

“Holdco Shares” has the meaning set forth in the Recitals.

“Insurance Claim” means the business interruption claim made by Westbrick as set forth in Section 4.39 the Disclosure Schedule.

“Insurance Payment” has the meaning ascribed thereto in Section 9.7.

“Insurance Recovery Amount” means [percentage redacted] of any amounts recovered by Westbrick in respect of the Insurance Claim.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as at the relevant time in question, as the context requires.

“Indebtedness” means, with respect to any Person, without duplication, (a) indebtedness of such person for borrowed money, secured or unsecured, (b) every obligation of such Person evidenced by bonds, debentures, notes, derived obligations or other similar instruments, (c) every obligation of such Person to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (d) every obligation of such Person under purchase money, mortgages, conditional sales agreements, or other similar instruments, relating to purchased property or assets, (e) every capitalized or non-consolidated lease obligation of such Person, (f) every obligation of such Person under Hedging Transactions (valued at the termination value thereof), (g) every obligation of such Person, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (h) every obligation of the type referred to above of any other Person, the payment of which such Person has guaranteed or which Person is otherwise responsible or liable.

“Independent Accountant” has the meaning ascribed thereto in Section 2.8(f).

“Intellectual Property” means any and all proprietary or industrial rights, whether registered or not, owned, licensed, used by a Person, provided under patent laws, copyright laws, trade-mark laws, design patent or industrial design laws, semi-conductor chip, layout, architecture, topology or mask work laws, trade secret laws or any other Applicable Laws that provides a right in intellectual property or the expression or use of intellectual property and the goodwill associated therewith or symbolized thereby, and any applications, registrations or any other evidence of a right in any of the foregoing.

“Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of each of the Purchaser, [name of party redacted] and the Company, acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is satisfactory to each of the Purchaser, [name of party redacted] and the Company, acting reasonably) on appeal.

“IRC” means the U.S. Internal Revenue Code of 1986, as amended.

“Key Executives” means those individuals listed in Section 1.1 of the Disclosure Schedule under the heading “Key Executives.”

“Key Regulatory Approval” means Competition Act Approval.

“[Name redacted]Holdco” means [name redacted].

“[Name redacted] Holdco Note” means a non-interest bearing promissory note, the form of which is attached in Section 1.1 of the Disclosure Schedule under the heading “[name redacted] Holdco Note.”

“[Name redacted] Shares” has the meaning set forth in the Recitals.

“[Name of party redacted]” has the meaning set forth in the preamble.

“[name redacted] Westbrick Amalco Shares” means the common shares issued to [name of party redacted] in exchange for the Holdco Shares on the Amalgamation.

“Lands” means all lands and formations set out in the Land Schedule and includes, unless the context otherwise requires, the surface of such Lands and, subject to the exceptions noted in the Land Schedule, the Petroleum Substances within, upon or under those lands.

“Landlord Consents” means, collectively:

(a)	the consent of [names redacted], as landlord to the Company in respect of a lease of office space between them dated April 20, 2021, as amended by the lease amending agreement dated January 17, 2022, the lease extension and amending agreement dated March 25, 2024, the lease extension agreement dated May 13, 2024, and the lease amending agreement dated November 20, 2024; and
(b)	the consent of [name redacted], as landlord to the company in respect of a lease for office space between them dated April 1, 2020.

“Land Schedule” means the mineral property report dated December 18, 2024 contained in the “Buffalo Due Diligence” Data Room folder “Buffalo Due Diligence / 11. Land / 11.8”.

“Leases” means, collectively, the leases, licenses, permits and other documents of title (excluding fee simple interests) that grant rights to Petroleum Substances within, upon or under the Lands, including those that are set forth and described in the Land Schedule and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor but only to the extent such documents of title relate to the Lands, except for any such leases, licenses, permits and other documents of title in respect of Duvernay Assets.

“Letter of Transmittal and Election Form” shall mean the letter of transmittal and election form, in form to be agreed to by the Parties, each acting reasonably, to be included with the Notice of Written Resolution to be sent to [name of party redacted] and the Westbrick Shareholders in connection with the approval of the Arrangement Resolution, or any similar document provided to [name of party redacted] and the Westbrick Shareholders subsequent to approval of the Arrangement Resolution, pursuant to which Westbrick Shareholders may elect to receive Cash Consideration and/or Share Consideration in respect of their Westbrick Shares, in each case in a form acceptable to Purchaser acting reasonably.

“Liabilities” of any Person means, as of any given time, any and all liabilities, commitments and obligations of any kind of such Person, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, disputed or undisputed, contractual, legal or equitable, whenever or however arising (including whether arising out of any contract, tort based on negligence or strict liability or Applicable Laws).

“Licences” means any and all licences, rights, consents, permits, authorizations, approvals, privileges, variances, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority required to carry on the Business, including those relating to the construction, installation, ownership and use of the PNG Assets and to explore, develop and produce Petroleum Substances.

“Lock-Up Agreements” means the support and lock-up agreements between Purchaser and each of the Westbrick Supporting Shareholders and [name of party redacted] and delivered concurrent with the execution of this Agreement, pursuant to which, among other things, each of such Westbrick Supporting Shareholders has agreed to execute and be bound by the Written Resolution and, if required, to vote the Westbrick Shares beneficially owned or controlled, directly or indirectly, by such Westbrick Supporting Shareholder in favour of the Arrangement Resolution, and to otherwise support the Arrangement.

“Losses” means, with respect to any Person, any and all losses, costs, expenses, claims, judgments, debts, fines, penalties, settlement payments, awards or damages of any kind actually suffered or incurred and paid by such Person, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, disputed or undisputed, contractual, legal or equitable (including whether arising out of any contract, tort based on negligence or strict liability or Applicable Laws) (together with all reasonably incurred cash disbursements, costs and expenses, costs of investigation, defence and appeal and reasonable legal fees and expenses).

“Major Facilities” means those pipelines, central delivery batteries, plants and other facilities, major equipment and tangible depreciable property set out or referred to in “PNG Assets” under Section 1.1 of the Disclosure Schedule.

“Management Personnel” means those Persons listed on Section 6.7 of the Disclosure Schedules under the heading “Management Personnel”.

“Material Adverse Effect on Company” and “Material Adverse Effect on Purchaser” means, except as it relates to the Duvernay Assets, with respect to the Company or the Purchaser, as applicable, any state of facts, event, change, effect or circumstance, development, occurrence, or condition that has been, or would be reasonably likely to be, individually or in the aggregate, materially adverse to the assets, business, operations, properties, liabilities (whether absolute, accrued, contingent or otherwise), capitalization, financial condition or results of operations of the Company or the Purchaser, as applicable, taken as a whole or, in respect of the Company, on the ability of the Company or [name of party redacted] to consummate the Transaction, or in respect of the Purchaser on the ability of the Purchaser to consummate the Transaction; provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute or contribute to a Material Adverse Effect on Company or a Material Adverse Effect on the Purchaser, as applicable, or otherwise be taken into account in determining whether a Material Adverse Effect on Company or a Material Adverse Effect on the Purchaser, as applicable, has occurred or is existing:

(a)	any change or prospective change in Applicable Laws or applicable accounting standards or the adoption, implementation, interpretation or enforcement thereof;
(b)	any change in global, national or regional economic, political or business conditions or financial, credit, debt or securities market conditions generally, including changes in interest rates, inflation rates, exchange rates, electricity prices, fuel costs, costs of raw materials used;
(c)	any legal, regulatory or other change generally affecting the industries, industry sectors or geographic sectors in which the Company or the Purchaser, as applicable, operate, including any change in the prices of oil, bitumen, natural gas, natural gas liquids or other hydrocarbon products or the demand for related gathering, processing, transportation and storage services or the production or curtailment of oil, bitumen, natural gas, natural gas liquids or other hydrocarbon products;

(d)	any seasonal reduction in revenues or earnings related to its assets substantially consistent with historical results including as a result of any planned or unplanned turnaround;
(e)	the announcement or publicity of this Agreement and consummation of the Transaction, including the Arrangement or the announcement thereof;
(f)	in respect of Material Adverse Effect on Company, the identity of the Purchaser and its Affiliates (including the impact thereof on relationships, contractual or otherwise, with Westbrick’s customers, suppliers, distributors, partners, employees, contractors or regulators), including any departures of Westbrick Employees;
(g)	in respect of a Material Adverse Effect on the Purchaser, the identity of Westbrick, the Westbrick Shareholders and their respective Affiliates (including the impact thereof on relationships, contractual or otherwise, with the Purchaser’s customers, suppliers, distributors, partners, employees, contractors or regulators);
(h)	acts of war, civil unrest (whether or not declared), hostilities, sabotage, cyber attack or hacking, acts of terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, or any other act of God, natural disaster, force majeure event, or any national or international calamity or crisis;
(i)	any epidemic, pandemic or disease outbreak (and any worsening thereof);
(j)	in respect of Material Adverse Effect on Company: (i) the taking of, or the failure to take, any action by the Company, [name of party redacted] or any of their Affiliates and Representatives, which action is required to be taken, or not taken, as the case may be, by this Agreement or was consented to or requested by Purchaser in writing prior to the action having been taken or not taken, or (ii) the failure to take any action by the Company or any of its Affiliates and Representatives that requires the consent of Purchaser under Section 6.3(b) if Purchaser has withheld its consent;
(k)	in respect of Material Adverse Effect on Purchaser: (i) the taking of, or the failure to take, any action by the Purchaser or its Affiliates and Representatives, which action is required to be taken, or not taken, as the case may be, by this Agreement or was consented to or requested by the Company or any of the Westbrick Shareholders in writing prior to the action having been taken or not taken, or (ii) the failure to take any action by the Purchaser or any of its Affiliates and Representatives that requires the consent of the Company under Section 6.4(a) if the Company has withheld its consent;

(l)	in respect of Material Adverse Effect on Company, any action (or the effects of any action) taken (or omitted to be taken) by the Purchaser or its Affiliates;
(m)	any action taken by Purchaser in connection with obtaining any Key Regulatory Approval;
(n)	any matter disclosed in the Disclosure Schedules; and
(o)	any failure to achieve any published or internally prepared budgets, projections, predictions, estimates, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that, unless otherwise excluded by paragraphs (a) - (o) of this definition, the causes underlying such failure may be considered to determine whether the same constitutes a Material Adverse Effect on Company or a Material Adverse Effect on the Purchaser, as applicable), provided that, in the case of each of clauses (a) - (c), (g) and (h) of this definition, any state of facts, event, change, effect or circumstance, development, occurrence, or condition described in such clauses may be taken into account in determining whether a “Material Adverse Effect on Company” or a “Material Adverse Effect on Purchaser” has a disproportionate effect on the Company or the Purchaser, as applicable, relative to other entities of comparable size operating in the oil and gas industry in Canada generally.

“Material Contract” means the following Contracts to which Westbrick, or Westbrick Amalco is bound, excluding in each case (x) any and all Contracts that are being assigned or otherwise transferred to Duvernay Spinco pursuant to the Duvernay Spinco Conveyance Agreement, (y) the Duvernay Spinco Conveyance Agreement; and (z) Title and Operating Documents except where expressly included below:

(a)	for the purchase or sale of, lease or use of materials, vehicles, supplies, equipment or services (including in respect of maintenance or operations services), or which otherwise obligates Westbrick, or Westbrick Amalco to make a Capital Expenditure or acquire a capital asset, in each case, involving currently outstanding obligations of more than [amount redacted] per consecutive 12 month period or [amount redacted] in aggregate, in each case, excluding any such Contract that can be terminated by Westbrick without any penalty on not more than 90 days’ notice;
(b)	Transportation, Sale and Handling Agreements or agreements pertaining to Take or Pay Obligations, provided that the foregoing excludes any Contract that can be terminated by Westbrick without any penalty and with not more than 90 days’ notice;
(c)	relating to Hedging Transactions;
(d)	made with any Aboriginal Groups, including Title and Operating Documents with such Aboriginal Groups;

(e)	made with any Governmental Authority other than ordinary course Licences relating to the construction, installation, ownership and use of the PNG Assets and to explore, develop and produce Petroleum Substances;
(f)	relating to the acquisition of any business, a material amount of shares or assets of any other Person or any real property for consideration exceeding [amount redacted] individually and under which Westbrick or Westbrick Amalco has any continuing liability or obligation, including Title and Operating Documents;
(g)	relating to the disposition of any part of the Business or any Assets (whether by merger, sale of Westbrick Shares, Westbrick Amalco Shares, sale of Assets, or otherwise) where the amount paid to Westbrick, and/or Westbrick Amalco is in excess of [amount redacted] individually and under which Westbrick or Westbrick Amalco has any continuing liability or obligation, including Title and Operating Documents;
(h)	under which Westbrick, or Westbrick Amalco has incurred or assumed any Indebtedness, or instruments relating to Indebtedness requiring, in either case, payments in excess of [amount redacted] individually;
(i)	entered into between Westbrick, or Westbrick Amalco, on the one hand, and a director or officer of Westbrick or any other Person not dealing at arms’s length from Westbrick, or Westbrick Amalco (other than employment Contracts or indemnity agreements);
(j)	for the lease or use of real property for consideration exceeding [amount redacted] in any calendar year, other than in the ordinary course of business;
(k)	obligating the payment of royalties, license fees or similar payments in excess of [amount redacted] in any calendar year;
(l)	excluding time limited non-disclosure and confidentiality agreements entered into in the ordinary course of business and/or in connection with past acquisition opportunities, containing any (i) non-competition or non-solicitation covenant; (ii) area of mutual interest; (iii) are of mutual exclusion; or (iv) any other provision or covenant which materially restricts Westbrick or Westbrick Amalco or the conduct of its business (including the Business), except where such restrictions apply solely to the Duvernay Business;
(m)	that are a partnership, joint venture or joint operating agreement or arrangement, or any cooperative agreement involving a sharing of profits with any Person;
(n)	excluding licenses of Intellectual Property and for greater certainty excluding licenses of seismic or other geophysical data, containing any rights, obligations, covenants or agreements which apply to or are triggered by a change of control of Westbrick;

(o)	containing restrictions with respect to the payment of any dividend or other form of distribution in respect of the Westbrick Shares or the Westbrick Amalco Shares;
(p)	other than licenses of seismic or other geophysical data, that licenses Intellectual Property from or to any Person in respect of material operations for the Company, other than “shrink wrap”, “click wrap” or “off the shelf” software licenses that are generally commercially available;
(q)	that is Credit Support granted (i) by Westbrick, or Westbrick Amalco in support of the obligations of any Person; or (ii) by any Person in support of the obligations of Westbrick, or Westbrick Amalco; and
(r)	that requires, or could reasonably be expected to require, the posting of Credit Support (whether by Westbrick, or Westbrick Amalco or any Person in support of Westbrick, or Westbrick Amalco), excluding Title and Operating Documents and any such Contracts that are otherwise captured in the other subparagraphs of this definition.

“Miscellaneous Interests” means Westbrick’s entire right, title, estate and interest in and to all of the following:

(a)	the Wells including the well bores of the Wells and down-hole casing for the Wells; and
(b)	all property, assets, interests and rights pertaining to the Petroleum and Natural Gas Rights and the Tangibles (other than the Petroleum and Natural Gas Rights, the Wells and the Tangibles themselves), or either of them, but only to the extent that such property, assets, interests and rights pertain to the Petroleum and Natural Gas Rights, the Wells and the Tangibles, or either of them, including any and all of the following:
(A)	the Title and Operating Documents and all other Contracts relating to the Petroleum and Natural Gas Rights, the Wells and the Tangibles, or either of them, including the Transportation, Sale and Handling Agreements;
(B)	all rights to enter upon, use or occupy, the surface of any lands which are or may be used to gain access to or otherwise use the Petroleum and Natural Gas Rights, the Wells and the Tangibles, or any of them;
(C)	all subsisting rights to carry out operations relating to the Lands or Tangibles, and without limitation, all easements and other Licences;
(D)	all records, files, correspondence, books, documents, reports and data (whether existing in physical or electronic form) which relate to the Petroleum and Natural Gas Rights and the Tangibles, or either of them, including (i) lease, contract, well, production and facilities files; and (ii) evaluations, forecasts or interpretations (whether geological, engineering, economic or otherwise)

(E)	any facility or area specific emergency response plans pertaining to the Assets;
(F)	all proprietary interpretive geological, geophysical, technical or seismic data whatsoever and all records, books, documents, licenses, reports and data and all sale, trading and reproduction associated with the seismic lines referred to in Section 1.1 of the Disclosure Schedules, including all 2D seismic lines and 3D seismic surveys and all associated field tapes, stack tapes, processed record sections, operator’s reports, survey notes, shot point location maps and any other original seismic material associated with them;
(G)	any deposits or other security related to Licences or any operations or royalties pertaining to the Petroleum and Natural Gas Rights, the Lands, the Wells or the Tangibles;
(H)	all non-interpretative production and technical data; and
(I)	all extensions, renewals, replacements, substitutions or amendments of or to any of the agreements and instruments described in this definition,

but, for certainty, excluding all such property, assets, interests and rights comprising the Duvernay Assets.

“misrepresentation” has the meaning ascribed thereto in the Securities Act (Alberta).

“Net Debt” means the net debt of the Company as of December 31, 2024 calculated in accordance with Section 1.1 of the Disclosure Schedule (under the heading “Net Debt & December 31 Accounting Principles”) less the Duvernay Net Proceeds (if the sale under Duvernay Share Purchase Agreement is completed), or less the amount, if any, equal to [percentage redacted] of the Duvernay Deposit if the Duvernay Share Purchase Agreement is terminated in a circumstance in which the Duvernay Deposit is releasable to the Company.

“Notice of Written Resolution” has the meaning set forth in Section 2.4.

“NYSE” means the New York Stock Exchange.

“Omnibus Plan” means the omnibus long-term equity incentive plan of Westbrick made effective as of September 4, 2024.

“Option Agreements” means, collectively, the option agreements entered into by each of the Optionholders and Westbrick in connection with the grant of Options, and each such agreement is an “Option Agreement”.

“Option Exercise Proceeds” means the aggregate cash amounts received by Westbrick in connection with the exercise of Options by Optionholders.

“Option Plan” means the share option plan of Westbrick made effective as of December 16, 2019, as amended on April 26, 2023.

“Option Exercise and Surrender Agreements” has the meaning set forth in the Plan of Arrangement.

“Optionholder” means a holder of Options.

“Options” means the rights to purchase Westbrick common shares granted to the Optionholders in accordance with the Option Plan on the terms and subject to the conditions set forth in the Option Plan and in each Optionholder’s Option Agreement.

“Organizational Documents” means, with respect to any Person, (a) if a company or a corporation, the certificate and articles of incorporation, notice of articles, articles of association, memorandum of association, articles of amalgamation, articles of arrangement and by-laws, as applicable; (b) if a partnership, the partnership agreement and any certificate, declaration or other notice of partnership required to be filed with any Governmental Authority in order to form the partnership or, in the case of a limited partnership, to maintain the limited liability of any partners; (c) if a trust, the declaration of trust, trust indenture or other agreement of trust, as applicable; (d) if another type of Person, any other charter or similar document adopted or filed with any Governmental Authority in connection with the creation, formation or organization of the Person; (e) in the case of Westbrick, the Shareholder Agreement or any other unanimous shareholder agreements, or in the case of such other Person if a company or a corporation, all unanimous shareholder agreements; and (f) any amendment or supplement to any of the foregoing.

“Other Adjustment Amounts” means the sum of: (a) [percentage redacted] of Employee Obligations relating to Management Personnel; (b) [percentage redacted] of all payments made by Westbrick to its directors, officers and employees on the settlement and cancellation of such directors’, officers’ and employees’ restricted share units and deferred share units, which were granted by Westbrick to such directors, officers and employees pursuant the Omnibus Plan, as a result of this Agreement; and (c) an amount equal to [amount redacted] representing an agreed adjustment for ascribed value of the Adjusted Inventory.

“Outside Date” means March 31, 2025, provided that the Outside Date may be extended for two consecutive periods of no more than 30 days each (to a maximum of 60 days ending no later than May 30, 2025) by either the Company and [name of party redacted], on the one hand, or the Purchaser, on the other hand, upon written notice to the other Party (prior to the end of the applicable period), if, as of the Outside Date, the Conditions Satisfaction Date has not yet occurred by such date or any extension thereof as provided in this definition.

“Parties” means, collectively, Westbrick, Purchaser and [name of party redacted] and “Party” means any one of them.

“Permitted Encumbrances” means, except to the extent relating to the Duvernay Assets or the Duvernay Business:

(a)	builders’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the ordinary course of business (i) securing payments not yet delinquent or (ii) that are being contested in good faith by or on behalf of Westbrick;

(b)	liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent, the validity of which is being contested in good faith by or on behalf of Westbrick;
(c)	pledges and deposits made in the ordinary course of business with respect to, and in compliance in all material respects with, workers’ compensation, unemployment insurance and other social security laws;
(d)	with respect to any interest in real property, (i) any conditions, rights, reservations, exceptions, easements, or restrictions relating to real property that are (A) disclosed on any certificate of title or are otherwise of public record maintained by any Governmental Authority, (ii) any conditions that may be shown by a current survey disclosed in the Data Room, (iii) Encumbrances imposed by Applicable Laws and (iv) zoning, building, subdivision and other similar requirements and restrictions and all rights of any Governmental Authority to levy Taxes on any of the Assets or the income or revenue attributable thereto in any manner and to limit, control, or regulate real property, the Assets and their use;
(e)	undetermined or inchoate liens incurred or created in the ordinary course of business or liens created as security in favor of any Person that is conducting the development or operation of any part of the PNG Assets to which relate, but only for Westbrick’s proportionate share of the costs and expenses of such development or operation, and only to the extent not yet due and payable or due but not delinquent or being contested in good faith by or on behalf of Westbrick;
(f)	easements, rights of way, servitudes, licenses and other similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas, oil or other pipelines, gas and water mains, electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables;
(i)	the right reserved to or vested in any municipality or Governmental Authority by the terms of any lease, license, franchise, grant or permit or by any Applicable Law, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;
(g)	liens granted or arising in the ordinary course of business to any public utility or Governmental Authority with respect to the PNG Assets or operations pertaining thereto to the extent not due and payable or due but not delinquent or being contested in good faith by or on behalf of Westbrick;
(h)	the terms and conditions of all Title and Operating Documents provided that, any overriding royalty, net profits interest, or other adverse claim, Security Interest or similar Encumbrance, applicable to the Petroleum and Natural Gas Rights and for which Westbrick has a payment obligation, will be a Permitted Encumbrance only if it satisfies another provision of this definition of Permitted Encumbrance;
(i)	purchase money liens and liens securing rentals under capital leases with third parties entered into in the ordinary course of business;

(j)	defects, imperfections or irregularities of title which would not materially and adversely interfere with or impact the operations of the Business (excluding the Duvernay Business);
(k)	any Security Interest securing amounts owing under the Credit Facilities;
(l)	any trust obligations incurred or entered into in the ordinary course of business;
(m)	any Encumbrance that is fully released and, where applicable, discharged, on or prior to Closing;
(n)	all Encumbrances set out in the Land Schedule; and
(o)	any other Encumbrances listed in Section 1.1 of the Disclosure Schedules under the heading “Permitted Encumbrances.”

“Person” means an individual, a corporation, a general or limited partnership, an association, a joint stock company, limited liability company or other company, a Governmental Authority, a trust or other entity or organization, whether or not a legal entity.

“Personal Information” means information about an identifiable individual, but does not include the name, title, business address or business, business email address, or other similar business information, of an employee of an organization, where such information is used solely to contact the individual in relation to that individual’s business responsibilities and for no other purpose.

“Petroleum and Natural Gas Rights” means all of the right, title, estate and interest (whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”) beneficially owned by Westbrick pursuant to the Title and Operating Documents in or to any of the following, by whatever name the same are known:

(a)	rights in or rights to explore for, drill for, extract, win, produce, take, recover, save, inject, store, produce or market Petroleum Substances from the Lands or lands pooled or unitized therewith;
(b)	rights to a share of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;
(c)	fee simple interests and other estates in Petroleum Substances;
(d)	working interests, carried working interests, royalty and overriding royalty interests, revenue interests, net profit interests, and similar interests in Petroleum Substances or rights to a share of the proceeds of the sale of, or to receive payment calculated by reference to, the quantity or value of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;
(e)	the interests set forth in the land schedule (included in the Data Room) in and to and in respect of the Leases and the Lands (including any fee simple interests, where specifically indicated); and

(f)	rights to acquire or earn any of the rights or interests described in items (a) to (e) of this definition,

including all interests and rights in or in respect of the Lands known as working interests, fee simple interests, leasehold interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests or economic interests and including fractional or undivided interests in any of the foregoing, but, for certainty, excluding all such property, assets, interests and rights comprising the Duvernay Assets.

“Petroleum Substances” means any of petroleum, natural gas and related hydrocarbons excluding coal but including crude oil, coalbed methane, sulphur, hydrogen sulphide, associated gas, solution gas, ethane, propane, butane and condensate and substances produced in association therewith or found in any water, in each case whether liquid, solid or gaseous.

“Plan of Arrangement” means the plan of arrangement, substantially in the form attached hereto as Schedule “A”, as the same may be amended or supplemented from time to time in accordance with the terms hereof, thereof or at the direction of the Court in the Final Order, with the consent of the Company, [name of party redacted] and Purchaser, acting reasonably.

“PNG Assets” means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests, but excludes the Duvernay Assets.

“Pre-Closing Period” has the meaning set forth in Section 6.3(a).

[Definition redacted]

“Pre-Closing Tax Period” means a taxation year or fiscal period that ends before the Closing Time and the portion of a Straddle Period that ends before the Closing Time.

“Preferential Purchase Rights” means any rights of first refusal, rights of first offer, preferential purchase rights or buy-out rights or options created by, through or under the Company that are held by any Third Party to purchase or acquire any of the Assets which are triggered as a consequence of the Parties entering into this Agreement or the consummation of the Transaction.

“Privileged Communications” has the meaning set forth in Section 11.15(a).

“Purchased Shares” means, collectively, the [name redacted] Westbrick Amalco Shares and the Additional Shares.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Bridge Loan Facility” means the committed US$300 million liquidity loan that Royal Bank of Canada and The Toronto-Dominion Bank have agreed to provide to the Purchaser pursuant to a commitment letter dated on or before the date of this Agreement.

“Purchaser Credit Agreement” means the fourth amended and restated credit agreement dated as of May 17, 2024 among the Purchaser, as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the Lenders from time to time party thereto, and unless the context otherwise requires includes the additional Purchaser Term Loan Facility.

“Purchaser Financial Statements” means, collectively:

(a)	the audited balance sheet of the Purchaser as at December 31, 2023 and the audited consolidated statements of income and cash flows for the 12-months ended on December 31, 2023; and
(b)	the consolidated balance sheet (the “Purchaser Balance Sheet”) of the Purchaser as at September 30, 2024 (the “Purchaser Balance Sheet Date”) and the unaudited consolidated statements of income and cash flows for the three and nine months ended on September 30, 2024

“Purchaser Revolving Loan Facility” means the committed $1.35 billion liquidity revolving loan facilities that the lenders have agreed to provide to the Purchaser pursuant to the Purchaser Credit Agreement.

“Purchaser Term Loan Facility” means the committed $250 million term loan that The Toronto-Dominion Bank has agreed to provide to the Purchaser as an “Incremental Facility” under and as defined in the Purchaser Credit Agreement pursuant to a commitment letter dated on or prior to the date of this Agreement.

“Purchaser Information” means the information to be included in the Notice of Written Resolution describing Purchaser and the business, operations and affairs of Purchaser together with any amendments thereto or supplements thereof in such detail as the Company reasonably requests or otherwise as required by Applicable Laws.

“Purchaser Public Record” means all information filed by or on behalf of Purchaser on and after December 31, 2022 with any securities commission or similar regulatory authority, in compliance, or intended compliance, with any Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, which is available for public viewing on Purchaser’s profile on the System for Electronic Document Analysis and Retrieval (Plus) at www.sedarplus.ca and on Purchaser’s profile on the Electronic Data Gathering, Analysis and Retrieval System at www.sec.gov/edgar.shtml.

“Purchaser Shares” means common shares in the capital of the Purchaser.

“RBC” means RBC Dominion Securities Inc.

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA.

“Registration Rights Agreement” means the Registration Rights Agreement among Westbrick, [name of party redacted] and certain other Shareholders dated November 19, 2012.

“Release” means the historic or current intermittent, gradual or spontaneous release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating into the Environment, whether accidental or intentional.

[Definition redacted]

“Representatives” means, with respect to any Person, any and all partners, directors, officers, employees, consultants, financial advisors, counsels, accountants and other agents of such Person.

“Required Funds” has the meaning ascribed thereto in the definition of “Acquisition Debt Confirmations.”

“Review Period” has the meaning ascribed thereto in Section 2.8(e).

“Scotiabank” means Scotia Capital Inc.

[Definition redacted]

“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces of Canada.

“Security Interest” means any mortgage, charge, pledge, lien, hypothec, assignment by way of or in effect as security, conditional sale, title retention, arrangement or other security interest.

“Share Consideration” has the meaning ascribed thereto in the Plan of Arrangement.

“Share Maximum” has the meaning set forth in the Plan of Arrangement.

“Shareholder Agreement” means the Amended and Restated Unanimous Shareholder Agreement among Westbrick, [name of party redacted], [name redacted] Holdco and the Additional Shareholders dated February 11, 2020, as amended on July 7, 2022.

“Statutory Plans” means any statutory benefit plan which Westbrick is required to participate in, contribute to, or comply with, pursuant to statute, including the Canada Pension Plan, Employment Insurance Program, and any other similar plans or programs administered pursuant to applicable health tax, workplace safety insurance, workers’ compensation or unemployment insurance legislation.

“Straddle Period” means a taxation year or fiscal period that begins before and ends after the Closing Time.

[Definition redacted]

“Tangibles” means Westbrick’s entire right, title, estate and interest in and to: (a) any facilities, pipelines, and any and all other tangible depreciable property, apparatus, plant, equipment, machinery, field inventory, facilities and assets which are located within, upon or in the vicinity of the Lands and/or related to the Petroleum and Natural Gas Rights, and which are used or have previously been used or intended to be used, to produce, process, gather, treat, measure, make marketable, store, transport, dispose, remove or inject Petroleum Substances, including, the Major Facilities, any facilities that pertain to water injection or removal operations in respect of Petroleum Substances, any tangible equipment relating to the Wells, and downhole equipment, tools, gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks, boilers and communication equipment (including any SCADA systems); (b) any vehicles; and (c) field office and administrative assets, including buildings, office furniture, computer equipment, communication equipment and other office equipment located within, upon or in the vicinity of the Lands, but, for certainty, in each case, excluding all such property, assets, interests and rights comprising the Duvernay Assets.

“Take or Pay Obligations” means obligations to sell or deliver Petroleum Substances or any of them without being entitled in due course to receive and retain full payment for such Petroleum Substances.

“Tax” or “Taxes” means (a) any taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges of any kind whatsoever imposed by any Governmental Authority, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, GST, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all social security charges (including workers’ compensation and all unemployment insurance, employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions), (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and (c) any Liability for the payment of any amounts described in clauses (a) or (b) as a result of being a transferee or a successor to any Person or as a result any express or implied obligation to indemnify any other Person.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.) and all regulations promulgated thereunder, each as amended from time to time.

[Definition redacted]

[Definition redacted]

“Tax Pools” means undepreciated capital cost of any particular class of depreciable property, earned depletion base, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses, cumulative eligible capital, share issue costs and investment tax credits, all as defined in the Tax Act, and financing expenses referred to in paragraph 20(1)(e) of the Tax Act.

“Tax Returns” means all reports, returns, declarations, elections, notices, filings, forms and statements, applications and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Applicable Laws with respect to Taxes.

“Third Party” means any Person other than Westbrick, [name of party redacted], [name redacted] Holdco, the Additional Shareholders and the Purchaser.

“Title and Operating Documents” all agreements relating to the acquisition, ownership, operation or exploitation of the Lands, the Petroleum and Natural Gas Rights, Tangibles or the Wells, including, without limitation: (a) the Leases; (b) assignments, trust declarations, trust agreements, operating agreements, royalty agreements, overriding royalty agreements, participation agreements, farm-in and farmout agreements, sale and purchase agreements, pooling agreements, common stream agreements, easements, surface leases, pipeline crossing agreements, and road use agreements; (c) Transportation, Sales and Handling Agreements; (d) agreements for construction, ownership and operation of the gas plants, gas gathering systems, pipelines and other facilities; (e) the Licences; (f) agreements that create or relate to any surface rights; and (g) trust declarations pursuant to which Westbrick holds interests in the Lands or any lands pooled or unitized therewith in trust for other Persons.

“Transaction” means collectively all transactions contemplated by this Agreement and the documents reference herein, including the Plan of Arrangement, and the execution and delivery of other agreements and documents required under the Agreement to be executed and delivered at Closing and thereafter.

“Transaction Documents” means, collectively, this Agreement and all of the other agreements, certificates, instruments and other documents to be executed or delivered by one or more of the Parties in connection with the Transaction.

“Transaction Expenses” means, without duplication (and without duplication to the Duvernay Transaction Expenses), any out of pocket fees and expenses incurred or payable by Westbrick, whether payable before or after Closing, in connection with (a) the Transaction, or relating to the negotiation, preparation, or execution of this Agreement, the Plan of Arrangement, or any documents or agreements contemplated by this Agreement or the performance or consummation of the Transaction, including the following to the extent incurred in connection with the Transaction (i) brokers’ or finders’ fees (including those of RBC and Scotiabank), and (ii) fees and expenses of professional advisors, counsel (including Osler, Hoskin & Harcourt LLP), advisors, consultants, investment bankers, Tax advisors, accountants, and auditors, (b) amounts in respect of the Employee Obligations relating to Management Personnel, estimates of which are set forth in Section 6.7 of the Disclosure Schedules; (c) printing, mailing and Depositary fees and expenses; (d) third party costs and expenses related to due diligence, including set up and maintenance of the Data Room, and diligence conducted in respect of Purchaser, its business, assets and operations; and (e) all damages, if any, payable to the purchaser pursuant to Section 7.5(a) of the Duvernay Share Purchase Agreement to a maximum of [amount redacted]; provided, however, that the term “Transaction Expenses” shall exclude (A) all such fees and expenses that have already been paid on or before December 31, 2024; (B) any GST payable by Westbrick in connection with any of the foregoing, and (C) any amounts included in the calculation of Net Debt or Duvernay Transaction Expenses.

“Transition Employees” means those individuals set forth in Section 6.7 of the Disclosure Schedule.

“Transition Period” means the three month period beginning on the Closing Date.

“Transportation, Sale and Handling Agreements” means agreements providing for the processing, compression, treatment, gathering, storage, transportation or sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith or obligations for processing, compression, treatment, gathering, storage, transportation or sale of Petroleum Substances on behalf of Persons other than Westbrick, but does not include any of the foregoing to the extent solely related to the Duvernay Assets (and no other Assets).

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Wells” means wells located within, upon or under the Lands or any lands pooled or unitized therewith, including producing, commingled, monitoring suspended, standing, plugged or unplugged, capped, shut-in, abandoned, source, disposal and injection wells, including the wellbores and any and all casing, including, without limitation, the wells set out or referred to under the heading “Wells” under Section 1.1 of the Disclosure Schedule.

“Westbrick” and “Company” has the meaning ascribed to them in the preamble and includes, as the context requires, Westbrick Amalco (including all references to “Westbrick” which speak to a time period from and after the Amalgamation).

“Westbrick Amalco” has the meaning set forth in the recitals.

“Westbrick Amalco Shares” has the meaning set forth in the Plan of Arrangement.

“Westbrick Approval” means approval by [name of party redacted] to consummate the Transaction, as required by the Shareholder Agreement and approval of the Arrangement Resolution.

“Westbrick Board Recommendation” has the meaning set forth in subsection 2.1(b).

“Westbrick Contractor” has the meaning set forth in Section 4.35.

“Westbrick Employees” means individuals employed by Westbrick on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence, and “Westbrick Employee” means any one of them.

“Westbrick Fairness Opinion” means the opinion of Scotiabank, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Westbrick Shareholders under the Arrangement is fair, from a financial point of view, to the Westbrick Shareholders.

“Westbrick Indemnified Parties” has the meaning set forth in Section 9.5.

“Westbrick Shareholders” means: (a) prior to the Amalgamation, [name redacted] Holdco and following the Amalgamation, [name of party redacted]; and (b) all Additional Shareholders.

“Westbrick Shares” means all of the issued and outstanding common shares in the capital of Westbrick and Westbrick Amalco, as the context requires, including, as the context requires, the [name redacted] Shares, Additional Shares and [name redacted] Westbrick Amalco Shares.

“Westbrick Supporting Shareholders” means those Westbrick Shareholders that have entered into the Lock-Up Agreements with Purchaser as of the date hereof, being [name redacted] Holdco, [name of party redacted] and the Key Executives.

[Definition redacted]

“Written Resolution” means the written resolution substantially in the form set forth in Schedule “B” to this Agreement.

1.2	Interpretation

In this Agreement, unless specifically provided otherwise or the context otherwise requires:

(a)	the word “day” means calendar day, and the word “month” means calendar month;
(b)	the words “hereto”, “hereof”, “herein”, “hereby” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(c)	all references to “$” or dollars are to Canadian dollars;
(d)	references herein to a specific Article, Section or Schedule shall refer, respectively, to Articles, Sections or Schedules of this Agreement unless otherwise indicated;
(e)	heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect the construction or interpretation of any of the provisions hereof;
(f)	wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;
(g)	references to a specific time shall refer to the prevailing time in Calgary, Alberta;
(h)	the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;
(i)	references to a Party mean the Party or its successors and permitted assigns;
(j)	any agreement, instrument or writing defined or referred to herein means such agreement, instrument or writing, as from time to time amended, supplemented or modified prior to the date hereof;

(k)	any statute or regulation defined or referred to herein means such statute or regulation as from time to time amended, supplemented or modified, including by succession of comparable successor statutes or regulations; and
(l)	when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day.
1.3	Schedules

The following Schedules are attached to and made part of this Agreement:

Schedule “A”	Plan of Arrangement
Schedule “B”	Arrangement Resolution
Schedule “C”	[Escrow Agreement redacted]

Except as otherwise expressly provided herein, if there is any conflict or inconsistency between a provision of the body of this Agreement and that of a Schedule, the provision of the body of this Agreement shall prevail to the extent of said conflict or inconsistency.

1.4	Interpretation if Closing Does Not Occur

If Closing does not occur, each provision of this Agreement which presumes that the Purchaser has acquired the Purchased Shares shall be construed as having been contingent on Closing having occurred.

1.5	Knowledge

References to a Party’s knowledge or awareness and similar references contained in this Agreement, mean, with respect to:

(a)	Westbrick, the actual knowledge or awareness, as the case may be, of each of the following individuals, without personal liability, in each case after due inquiry (provided that, “due inquiry” does not require such persons to make enquiries of any person who is not a director, officer, employee of Westbrick or Westbrick Contractor):

Ken McCagherty, President & Chief Executive Officer; and

Moe Mangat, Chief Operating Officer;

(b)	[Knowledge parties redacted]
(c)	Purchaser, the actual knowledge or awareness, as the case may be, of each of the following individuals, without personal liability, in each case after due inquiry (provided that, “due inquiry” does not require such persons to make enquiries of any person who is not a director, officer, employee or consultant of Purchaser):

Dion Hatcher, President & Chief Executive Officer; and

Lars Glemser, Vice President & Chief Financial Officer,

which in each case, does not include knowledge and awareness of any other Person or constructive or imputed knowledge, nor any obligation to make inquiry of Third Parties or the files and records of any Third Party or Governmental Authority in connection with representations and warranties that are made to its knowledge.

1.6	Construction

This Agreement has been negotiated by each Party with the benefit of legal representation, and any rule of construction or interpretation to the effect that any ambiguities are to be resolved against the drafting Party shall not apply to the construction or interpretation of this Agreement.

Article 2
Arrangement

2.1	Plan of Arrangement and Westbrick Board Recommendation
(a)	Arrangement. Subject to the terms and conditions of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms and conditions of this Agreement and of the Plan of Arrangement.
(b)	Westbrick Board Recommendation. Westbrick represents and warrants to Purchaser that the board of directors of Westbrick has determined, after receiving legal and financial advice, to enter into this Agreement and has resolved to recommend that the Westbrick Shareholders sign the Written Resolution (collectively, the “Westbrick Board Recommendation”).
2.2	Arrangement Resolution
(a)	Westbrick has, concurrent with the signing of this Agreement, delivered to Purchaser:
(i)	the Written Resolution executed by the Westbrick Supporting Shareholders. Westbrick represents that the Westbrick Supporting Shareholders hold greater than two-thirds of the Westbrick Shares;
(ii)	a written resolution of [name of party redacted], as sole shareholder of [name redacted] Holdco, approving the Arrangement and in a form and substance satisfactory to Westbrick, [name of party redacted] and Purchaser, each acting reasonably; and
(iii)	the Lock-Up Agreements.

(b)	Westbrick covenants to use commercially reasonable efforts to obtain an executed Written Resolution from the remaining Westbrick Shareholders prior to the application for the Final Order.
2.3	Interim and Final Order.
(a)	The Company shall, as soon as reasonably practicable after the date of this Agreement and in co-operation with the Purchaser and in accordance with Section 2.5, prepare, file and diligently pursue an application for the Interim Order which will provide, among other things,
(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the manner in which such notice is to be provided;
(ii)	that any requirement for approval of the Arrangement by Westbrick Shareholders shall be met by holders of at least (and not more than) two-thirds of the Westbrick Shares executing the Written Resolution;
(iii)	for the grant of Dissent Rights in the manner contemplated in the Plan of Arrangement;
(iv)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and
(v)	for such other matters as the Parties may reasonably require and agree in writing, each acting reasonably;
(b)	If the Interim Order is obtained and the Written Resolution is approved as provided in the Interim Order, the Company shall, subject to the terms of this Agreement, in consultation and cooperation with the Purchaser and in accordance with Section 2.5, submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 193 of the ABCA as soon as reasonably practicable, which Final Order will:
(i)	include a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable to Westbrick Shareholders and other affected parties, from a substantive and procedural point of view; and
(ii)	include an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA.
(c)	In the application for the Interim Order and Final Order, Westbrick shall inform the Court that the Parties intend to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the issuance of the Purchaser Shares pursuant to the Arrangement and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to Westbrick Shareholder to whom Purchaser Shares will be issued.

(d)	Westbrick shall forthwith carry out the terms of the Interim Order and Final Order.
2.4	Notice of Written Resolution
(a)	As promptly as practical following the execution of this Agreement (and no later than ten days prior to the hearing for the Final Order):
(i)	Westbrick shall prepare a notice of Written Resolution to be provided to each Westbrick Shareholder (the “Notice of Written Resolution”) in consultation with [name of party redacted] and Purchaser and in compliance in all material respects, with the Interim Order, and Westbrick shall ensure that the Notice of Written Resolution provides Westbrick Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and shall, without limitation: append a copy of the Westbrick Fairness Opinion and state the Westbrick Board Recommendation; and
(ii)	Westbrick shall send the Notice of Written Resolution and other relevant documentation (including a Letter of Transmittal and Election Form, a copy of the Written Resolution as well as a copy of this Agreement and notice of the originating application for the Final Order) to the Westbrick Shareholders and such other Persons as required by the Interim Order.
(b)	The Purchaser shall promptly furnish to the Company and [name of party redacted] all Purchaser Information as may be reasonably required by the Company in the preparation of the Notice of Written Resolution.
(c)	Westbrick shall, subject to compliance with Applicable Laws, incorporate the Purchaser Information into the Notice of Written Resolution substantially in the form provided by Purchaser and Westbrick shall provide Purchaser and its Representatives with an opportunity to review and comment on the Notice of Written Resolution and any other relevant documentation and shall give due consideration to all comments made by Purchaser and its Representatives. The Notice of Written Resolution shall be in form and content satisfactory to Westbrick and Purchaser each acting reasonably, and shall comply with Applicable Laws.
(d)	Westbrick shall use its commercially reasonable efforts to ensure that all information disclosed in the Notice of Written Resolution, other than the Purchaser Information, does not, at the time of the mailing of the Notice of Written Resolution, contain any misrepresentation. Westbrick shall indemnify and save harmless the Purchaser and its Affiliates and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of such Persons may be subject or which any of such persons may suffer or incur, whether under the provisions of any Applicable Law or otherwise, in any way caused by, or arising directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the information disclosed in the Notice of Written Resolution other than Purchaser Information or any information included in the Notice of Written Resolution at the request of the Purchaser.

(e)	The Purchaser shall indemnify and save harmless the Company and its Affiliates and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of such Persons may be subject or which any of such Persons may suffer or incur, whether under the provisions of any Applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation or alleged misrepresentation in the Purchaser Information; or
(ii)	any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by the Purchaser in the Purchaser Information contained in the Notice of Written- Resolution.
(f)	A Party shall promptly notify the other Parties if it becomes aware that the Notice of Written Resolution contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and Westbrick shall promptly mail or otherwise disseminate any such amendment or supplement to the Westbrick Shareholders and such other persons as required by the Interim Order and Applicable Laws, file the same with the applicable Governmental Authorities as required.
2.5	Court Proceedings.
(a)	Subject to the terms of this Agreement, the Purchaser and [name of party redacted] shall cooperate with, assist and consent to the Company seeking the Interim Order and Final Order, including by the Purchaser and [name of party redacted] providing to the Company on a timely basis any information expressly required by the Court to be supplied by such Party concerning itself or its Affiliates in connection therewith. The Company shall diligently pursue, and cooperate with Purchaser in diligently pursuing, the Interim Order and Final Order, and subject to any applicable privilege (including solicitor-client privilege), provide Purchaser, [name of party redacted] and their respective legal counsels with all drafts, copies of the final versions of and reasonable opportunity to review and comment on, all applications, filings, motions and other documents prepared by or on behalf of the Company in connection with the Arrangement, and will give reasonable consideration to all such comments. The Company will also provide legal counsel to the Purchaser and [name of party redacted] on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on the Company or its legal counsel in respect of the application for the Interim Order and Final Order or any appeal therefrom. Subject to Applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or serve without the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

(b)	Each of Company, [name of party redacted] and Purchaser shall use commercially reasonable efforts to oppose any proposal from any Person that would result in the Interim order or Final Order containing any provision that is inconsistent with this Agreement.
2.6	Initial Arrangement Transactions
(a)	[Name redacted] Holdco Return of Capital and Amalgamation. In connection with the implementation of the Arrangement:
(i)	[Name redacted] Holdco shall return [amount redacted] of its capital to [name of party redacted] in the form of the [name redacted] Holdco Note;
(ii)	pursuant to the Arrangement and the Duvernay Spinco Conveyance Agreement, the Duvernay Conveyance shall be come effective and the Duvernay Assets will be transferred to Duvernay Spinco;
(iii)	[Name redacted] Holdco and Westbrick shall complete the Amalgamation under the Arrangement, with [name of party redacted], the Additional Shareholders and any former Optionholders receiving shares in Westbrick Amalco (which, in the case of [name of party redacted], the number of shares issuable to it upon the Amalgamation shall be reduced by the number of Westbrick Amalco shares that correspond to the face value of the [name redacted] Holdco Note as set forth in the Plan of Arrangement);
(iv)	the Purchaser shall acquire the [name redacted] Westbrick Amalco Shares and the Additional Shares, respectively in accordance with the Plan of Arrangement; and
(v)	the amount of the [name redacted] Holdco Note (which shall be assumed by Westbrick Amalco on the Amalgamation) shall be repaid to [name of party redacted].
(b)	Duvernay Spinco and Duvernay Share Purchase Agreement.
(i)	Provided the transactions contemplated by the Duvernay Share Purchase Agreement are completed, the proceeds received by Westbrick in respect of that sale of Duvernay Spinco shall, at Closing, be applied to repay Westbrick’s obligations owing under the Credit Facilities as required by the agreements governing such Credit Facilities.

(ii)	Westbrick covenants and agrees to cause Duvernay Spinco to take all steps, to do and perform all such acts and things and to execute and deliver all such agreements, documents and other instruments as are necessary or desirable to effect and complete the transactions contemplated in this Agreement in strict compliance with the Duvernay Spinco Conveyance Agreement and the Plan of Arrangement, in accordance with the terms and conditions of such documents, and any and all covenants and agreements contained herein, in the Plan of Arrangement and in the Duvernay Spinco Conveyance Agreement shall, to the extent that they are required to be performed by Duvernay Spinco, be and be deemed to be covenants and agreements of Westbrick.
(iii)	The Duvernay Spinco Conveyance Agreement and the Duvernay Share Purchase Agreement shall be on terms and conditions acceptable to the Purchaser, acting reasonably (provided that Purchaser acknowledges that any comments or provisions that are unique, confidential, proprietary or competitively sensitive information of or pertaining to the potential purchaser under the Duvernay Share Purchase Agreement may be redacted otherwise excluded from any form of Duvernay Spinco Conveyance Agreement and the Duvernay Share Purchase Agreement provided to Purchaser), and Purchaser acknowledges that it has had an opportunity to review and comment on the draft of the Duvernay Spinco Conveyance Agreement and the Duvernay Share Purchase Agreement prior to the date hereof and such forms of the Duvernay Spinco Conveyance Agreement and the Duvernay Share Purchase Agreement (and any forms of agreements to be appended thereto), subject to any amendments thereto which would not result in additional liabilities for Westbrick which would survive closing of the transaction thereunder, any post-closing covenants of Westbrick (other than the adjustments set forth in the Duvernay Spinco Conveyance Agreement) or any additions of Field Contractors (as defined there in and who are listed in Section 2.6(b) of the Disclosure Schedules), are acceptable to the Purchaser. Except as Purchaser otherwise agrees, Westbrick shall, in negotiating the documents or agreements related to the transactions contemplated by the Duvernay Share Purchase Agreement or the Duvernay Spinco Conveyance Agreement, ensure that such documents or agreements will not result in (A) additional liabilities for Westbrick which would survive closing of the transaction thereunder; (B) any post-closing covenants of Westbrick (other than the adjustments set forth in the Duvernay Spinco Conveyance Agreement); or (C) a change in the scope of the definitions of “Duvernay Assets” or “Assumed Liabilities” (as such terms are defined in the Duvernay Spinco Conveyance Agreement). Nothing in this Section 2.6(b)(iii) shall require Westbrick to breach any Applicable Laws or Contracts to which Westbrick is a Party.
(iv)	If a Duvernay Spin-Out Event occurs, then Westbrick shall promptly implement the Duvernay Alternative Transaction, strictly in accordance with its terms, during the time period between the Condition Satisfaction Date and the Closing Date, to ensure that the Closing is not delayed.

2.7	Closing

Subject to Section 2.8(d) and 2.8(g), unless the Parties otherwise agree in writing, the Closing shall take place at the Calgary offices of Osler, Hoskin & Harcourt LLP at 9:00 a.m. on the seventh Business Day after the Conditions Satisfaction Date has occurred, or such other date as agreed to by the Parties (the “Closing Date”). Closing of the Transaction shall be deemed to have become effective as at 12:01 a.m. on the day that Closing occurs (the “Closing Time”).

2.8	Determination of Aggregate Adjusted Consideration
(a)	The aggregate base consideration for the purposes of the Arrangement shall be $1,075,000,000 (the “Aggregate Base Consideration”).
(b)	The Aggregate Base Consideration will be adjusted as follows:
(i)	minus the Net Debt if the Net Debt is greater than $0;
(ii)	plus the absolute value of the Net Debt, if the Net Debt is less than $0;
(iii)	minus the Transaction Expenses;
(iv)	minus the Duvernay Transaction Expenses;
(v)	plus the Other Adjustment Amounts; and
(vi)	plus the Option Exercise Proceeds,

(the Aggregate Base Consideration, as adjusted by the amounts referred to in this Section 2.8(b), as the case may be, and without duplication, is referred to herein as the “Aggregate Adjusted Consideration”). Any such adjustments shall be made on a basis consistent with the sample calculations set forth in Section 2.8 of the Disclosure Schedule. For greater certainty, the Parties acknowledge and agree that if a Duvernay Spin-Out Event has occurred, the Duvernay Spinco Share Value shall not be included, directly or indirectly, in the determination of Aggregate Adjusted Consideration hereunder.

(c)	The Parties acknowledge and agree that the good faith estimate of the Net Debt is set forth in Section 4.45 of the Disclosure Schedule.
(d)	No earlier than January 31, 2025 and at least five (5) Business Days prior to the Closing Date, Westbrick shall deliver to Purchaser a statement setting forth: (i) a revised calculation of the Net Debt; (ii) a final estimate of the Transaction Expenses; (iii) a final estimate of the Duvernay Transaction Expenses; (iv) a final estimate of the Other Adjustment Amounts; (v) the value of the Option Exercise Proceeds; and (vi) the final determination of the Duvernay Net Proceeds, and the resulting Aggregate Adjusted Consideration (the “Closing Date Statement”). The Closing Date Statement shall be prepared in a manner consistent with the December 31 Accounting Principles and the sample calculation set forth in Section 2.8 of the Disclosure Schedule. Each amount included in the Closing Date Statement shall be calculated in accordance with this Agreement and be accompanied by reasonable supporting detail to evidence Westbrick’s good faith calculations, explanations and assumptions for the calculation of such amounts and its good faith reasonable forecasts of the anticipated Transaction Expenses and Duvernay Transaction Expenses to be incurred to the Closing Date (with supporting good faith estimates from any third party advisors).

(e)	Following receipt of the Closing Date Statement, Purchaser will have up to 3 Business Days to review the Closing Date Statement (the “Review Period”). During the Review Period, Westbrick shall assist Purchaser in reviewing and verifying the calculations and amounts set forth in the Closing Date Statement and make any revisions thereto reasonably required as a result of such review, to the extent Westbrick does not otherwise dispute such revision in good faith (on the basis of the December 31 Accounting Principles and the sample calculation set forth in Section 2.8 of the Disclosure Schedule), and shall ensure that Purchaser is given full access, upon every reasonable request, to the supporting documentation of Westbrick prepared in connection with the preparation of the Closing Date Statement to verify the accuracy, calculation, presentation and other matters relating to the preparation of Closing Date Statement. Notwithstanding any provision in this Agreement to the contrary, if the aggregate total of the Disputed Amounts (as defined below), if any, is less than [amount redacted] or the Purchaser does not provide Westbrick with a notice during the Review Period under Section 2.8(f) in respect of any Disputed Amount, the Parties shall proceed to Closing in accordance with the terms and conditions herein on the basis of the Aggregate Adjusted Consideration set forth on the Closing Date Statement provided by Westbrick (subject to any adjustments agreed to by Westbrick in accordance with the foregoing sentence).
(f)	If Purchaser disagrees with any calculations or determinations of the amounts set forth in the Closing Date Statement by an amount, in the aggregate, greater than [amount redacted] (such amount, a “Disputed Amount”), then Purchaser shall notify Westbrick during the Review Period by way of notice of objection and the Parties shall thereafter work expeditiously and in good faith to resolve any Disputed Amount within two (2) Business Days following delivery of the notice of objection. Any Disputed Amounts that are not resolved by the end of that two (2) Business Day period will be submitted by Purchaser and Westbrick for determination to Pricewaterhouse Coopers in its Calgary, Alberta offices (the “Independent Accountant”). In making its determination, the Independent Accountant will act as expert and not as arbitrator, must only consider the Disputed Amounts submitted to it, and must make all reasonable efforts to determine the Disputed Amounts no later than ten (10) Business Days of the matter being submitted to the Independent Accountant. Each of Purchaser’s and Westbrick’s submissions to the Independent Accountant shall be made in writing and delivered to the Independent Accountant (with simultaneous copy to the other) within two (2) Business Days of the matter being submitted to the Independent Accountant. With respect to each Disputed Amount, the Independent Accountant’s determination, if not in accordance with the position of one of Purchaser or Westbrick, shall not be in excess of the highest nor less than the lowest of the amounts advocated in any notice of objection or in the Closing Date Statement with respect to such Disputed Amount. The determination of the Independent Accountant will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. The Parties agree that, unless Purchaser delivers a notice of objection representing Disputed Amounts, in the aggregate, of greater than [amount redacted], the provisions of this Section 2.8(f) and Section 2.8(g) will be ignored for all intents and purposes.

(g)	If Purchaser delivers a notice of objection during the Review Period that it wishes to complete the dispute resolution process set forth in Section 2.8(f), the Closing Date shall be delayed until two (2) Business Days following completion of the dispute resolution process set forth in Section 2.8(f). Notwithstanding the foregoing, if the dispute resolution process set forth in Section 2.8(f) has not been resolved by no later than ten (10) Business Days prior to the Outside Date, the Parties shall promptly (but in any event not later than the last Business Day prior to the Outside Date) close the Transaction using the estimates provided on the Closing Date Statement and:
(i)	the Purchaser shall pay any Disputed Amount to the Depositary to be held in escrow pending resolution of such dispute;
(ii)	the Parties will use commercially reasonable efforts to resolve the dispute in an expeditious manner and the Company and [name of party redacted] may appoint one or more representatives of the Westbrick Shareholders that will have authority in accordance with the Plan of Arrangement or otherwise to resolve such dispute on behalf of the Westbrick Shareholders;
(iii)	the Parties agree that upon resolution of the dispute, the amounts payable by Purchaser will represent an increase to the Aggregate Adjusted Consideration, which will be allocated in accordance with the Plan of Arrangement; and
(iv)	within two (2) Business Days of the resolution or the dispute and the determination of the amounts to be paid hereunder, the Parties will execute and deliver a joint direction to the Depositary instructing the Depositary to release the applicable amounts to the relevant Persons.
(h)	Concurrent with the delivery of the Closing Date Statement, Westbrick shall deliver its draft Entitlement Schedule to the Purchaser for review and acceptance, acting reasonably. Westbrick shall assist Purchaser in reviewing and verifying the Entitlement Schedule and make any revisions reasonably requested by Purchaser that are acceptable to Westbrick and [name of party redacted], each acting reasonably. Westbrick and the Purchaser shall work expeditiously and in good faith to resolve any disagreements in respect to the Entitlement Schedule.

2.9	Payment of Consideration
(a)	Purchaser shall, following receipt of the Final Order and one Business Day prior to the filing of the Articles of Arrangement with the Registrar pending only filing of the Articles of Arrangement, provide, or cause to be provided to the Depositary sufficient funds and Purchaser Shares (or an irrevocable direction to issue the Purchaser Shares in accordance with the Plan of Arrangement upon filing of the Articles of Arrangement) to be held in escrow in accordance with the Depositary Agreement to satisfy the payment of the [name redacted] Holdco Note by Westbrick and the aggregate Consideration payable to the Westbrick Shareholders (other than, for greater certainty, Consideration for Westbrick Shareholders that have validly exercised Dissent Rights and in any case not exceeding the Share Maximum) in accordance with the Plan of Arrangement.
(b)	Upon the completion of the Arrangement commencing at the Closing Time, all Purchased Shares will be transferred to the Purchaser and for each Purchased Share held by a Westbrick Shareholder prior to the Closing Time, subject to and in accordance with the other provisions of this Agreement and the Plan of Arrangement, such Westbrick Shareholder shall be entitled to receive a payment in cash of its elected (or deemed elected) amount of the Cash Consideration, or if elected by such Westbrick Shareholder; (i) its elected and allocated amount of the Share Consideration; or (ii) its elected and allocated amount comprising partially of the Cash Consideration and the Share Consideration. For greater certainty, [name of party redacted] will be paid its portion of the Consideration in cash only.
(c)	[Tax matters redacted]
2.10	Purchaser’s Right to Withhold
(a)	Subject to Section 2.10(b), the Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to the Westbrick Shareholders pursuant to this Agreement such amounts as Purchaser determines, acting reasonably is required to deduct and withhold under the Tax Act or any provision of any other Applicable Law with respect to the payment of such consideration. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Shareholder in respect of whom such deduction and withholding was made.
(b)	[Tax matters redacted]
(c)	[Tax matters redacted]
(d)	[Tax matters redacted]

2.11	Applicable U.S. Securities Laws

The Arrangement has been and shall continue to be structured such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, on the Closing Date the issuance of the Share Consideration issuable to the Westbrick Shareholders under the Arrangement (i) will be made in compliance with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws; and (ii) will not require registration under the U.S. Securities Act, and the rules and regulations promulgated thereunder, in reliance on Section 3(a)(10) of the U.S. Securities Act. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement.

Article 3
REPRESENTATIONS AND WARRANTIES OF [name of party redacted]

Except as set forth the disclosure schedules delivered by Westbrick to Purchaser on the date hereof concurrently with the execution of this Agreement (the “Disclosure Schedules”), and subject to the other terms and conditions of this Agreement, [name of party redacted] represents and warrants to Purchaser the matters set forth below.

3.1	Organization and Corporate Power
(a)	[Name of party redacted] has been duly organized or created, is validly existing and is in good standing under the laws of its jurisdiction of formation or creation and has all requisite power, capacity and authority to own the Holdco Shares (and, upon the Amalgamation contemplated herein, the [name redacted] Westbrick Amalco Shares) and to enter into this Agreement and each other agreement or instrument required to be executed and delivered by [name of party redacted] in connection with the Transaction or otherwise contemplated herein, to perform its obligations hereunder and thereunder and to consummate the Transaction.
(b)	[Name redacted] Holdco is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation or creation and has all requisite power, capacity and authority to own the Westbrick Shares and to enter into each agreement or instrument required to be executed and delivered by [name redacted] Holdco in connection with the Transaction or otherwise contemplated herein, to perform its obligations thereunder and to consummate the Transaction.
3.2	Subsidiaries

[Name redacted] Holdco does not own, or have any interest in, any shares or have an ownership interest in any other Person other than Westbrick.

3.3	Due Authorization and Enforceability of Obligations

The execution and delivery of this Agreement and each other agreement and instrument required to be executed and delivered by [name of party redacted] and/or [name redacted] Holdco in connection with the Transaction or otherwise contemplated herein, the performance by [name of party redacted] and [name redacted] Holdco of their respective obligations hereunder and thereunder and the consummation of the Transaction have been duly authorized by all necessary action on the part of [name of party redacted] and [name redacted] Holdco. [name of party redacted] has duly and validly executed and delivered this Agreement and [name of party redacted] and/or [name redacted] Holdco will have duly and validly executed and delivered, or will duly and validly execute and deliver, each other agreement or instrument required to be executed and delivered by it in connection with the Transaction or otherwise contemplated herein. This Agreement constitutes, and each other agreement or instrument executed and delivered or to be executed and delivered by, or on behalf of, [name of party redacted] at the Closing and in connection with the Transaction constitutes or will, at the time of execution, constitute, a legal, valid and binding obligation of [name of party redacted], enforceable against [name of party redacted] in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

3.4	Solvency

No actions have been taken or authorized by [name of party redacted] to initiate proceedings for or in respect of the bankruptcy, insolvency, reorganization, receivership, liquidation, dissolution or winding up of [name of party redacted] and no such proceedings have been taken or, as of the date hereof, threatened by any other Person.

3.5	Legal Proceedings

Except as would not individually or in the aggregate if determined adversely to [name of party redacted], have a Material Adverse Effect on the Company, there are no material Claims before a Governmental Authority which are pending, or to [name of party redacted]’s knowledge, threatened by any Person against [name redacted] Holdco or affecting any of the Assets, or to [name of party redacted]’s knowledge, by or against the Westbrick Shareholders relating to [name redacted] Holdco. Except as would not individually or in the aggregate have a Material Adverse Effect on the Company, there is no outstanding order, writ, judgment, injunction, decree, stipulation, determination, award, decision, sanction or ruling entered by or with any Governmental Authority in respect of [name redacted] Holdco, the Assets and/or the Purchased Shares, and there are no unsatisfied judgments, settlements, penalties or awards for which [name redacted] Holdco is liable to any Person.

3.6	No Contravention

The execution and delivery by [name of party redacted] of this Agreement, the performance by [name of party redacted] of its obligations hereunder and the consummation of the Transaction by [name of party redacted] do not and will not constitute or result in:

(a)	a violation of or conflict with any of term or provision of [name of party redacted]’s or [name redacted] Holdco’s Organizational Documents;
(b)	a default under, or give rise to any right of termination, cancellation or acceleration of any right under any Contract to which [name of party redacted] or [name redacted] Holdco is a party; or

(c)	provided that the Key Regulatory Approval and the Final Order are obtained, a breach or violation of, or a default under, any Applicable Laws to which [name of party redacted] is subject,

except, in each case, as would not have a Material Adverse Effect on the Company.

3.7	Consents and Approvals

Other than the Key Regulatory Approval and the Final Order, no consent, approval, waiver, licenses, permit, certificates, order, grant, authorization, notice or filing is required to be obtained by [name of party redacted] or [name redacted] Holdco from, or to be given by [name of party redacted] or [name redacted] Holdco to, or to be made by [name of party redacted] or [name redacted] Holdco with, any Person (including any Governmental Authority), in connection with the execution, delivery and performance by [name of party redacted] of this Agreement and the consummation of the Transaction, except (a) as would not, individually or in the aggregate, have a Material Adverse Effect on Westbrick, or (b) as may be required as a result of any facts or circumstances relating solely to Purchaser or any of its Affiliates.

3.8	Capitalization; Right to Sell
(a)	As at the date hereof, the authorized share capital of [name redacted] Holdco consists of: (i) an unlimited number of common shares of which 36,643,737 are issued and outstanding and (ii) an unlimited number of preferred shares, none of which are issued and outstanding. All of the Holdco Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares. The Holdco Shares represent all of the issued and outstanding shares in the capital of [name redacted] Holdco.
(b)	[Name redacted] Holdco is the sole registered and beneficial holder of the [name redacted] Shares, free and clear of all Encumbrances (other than under [name redacted] Holdco’s Organizational Documents). Upon implementation of the Arrangement, [name of party redacted] [name redacted] shall be the sole registered and beneficial holder of the [name redacted] Westbrick Amalco Shares, free and clear of all Encumbrances (other than under Westbrick Amalco’s Organizational Documents). [name of party redacted] has the sole and exclusive power to agree to the matters set forth herein with respect to the Holdco Shares and, upon the implementation of the Arrangement, shall have the sole and exclusive right to dispose of the [name redacted] Westbrick Amalco Shares as provided in this Agreement.
(c)	The Holdco Shares are not subject to the terms of any shareholder agreement (other than, to the extent applicable, the Shareholder Agreement).
(d)	Other than pursuant to this Agreement, no Person has any agreement, right or option, present or future, contingent or absolute, to:
(i)	require [name redacted] Holdco to issue any further or other shares or interests in its capital or any other security convertible or exchangeable into shares, units or interest in its capital or to convert or exchange any securities into or for shares or interests in its capital;

(ii)	require [name redacted] Holdco to purchase, redeem or otherwise acquire any of the Holdco Shares; or
(iii)	acquire any of the Holdco Shares (or, at Closing, the [name redacted] Westbrick Amalco Shares).
3.9	[Name redacted] Holdco Indebtedness

With the exception of the [name redacted] Holdco Note which will be issued by [name redacted] Holdco to [name of party redacted] in connection with the Arrangement, [name redacted] Holdco has no Indebtedness of any kind.

3.10	No Material Contracts

[Name redacted] Holdco is not a party to any Contract that would constitute a Material Contract.

3.11	Equity Monetization Plans

There are no outstanding stock options, restricted or deferred share units, performance share units, stock appreciation rights, phantom equity, profit sharing plan or any other similar rights, agreements, arrangements or commitments payable to any director, officer or employee of [name redacted] Holdco which are based upon the revenue, value, income or any other attribute of [name redacted] Holdco.

3.12	Corporate Records

The minute books of [name redacted] Holdco and other material corporate records have been made available to Purchaser for review. Such minute book and corporate records (i) contain accurate and complete records of all meetings, and resolutions in writing of, the shareholders, the board of directors and any committees of the board of directors of [name redacted] Holdco; and (ii) have been maintained in accordance with, in all material respects, all Applicable Laws, and prudent business practice and are complete and accurate in all material respects.

3.13	Residence of [name of party redacted] and [name redacted] Holdco

[Name of party redacted] is a non-resident of Canada for purposes of the Tax Act. [name redacted] Holdco is not a non-resident of Canada for the purposes of the Tax Act, and is a “taxable Canadian corporation” for the purposes of the Tax Act.

3.14	No Conduct of Business
(a)	[Name redacted] Holdco does not carry on, and has never carried on, any business operations, other than holding shares in the capital of Westbrick, and [name redacted] Holdco’s sole purpose is to hold shares in the capital of Westbrick.

(b)	[Name redacted] Holdco does not have, and has never had, any employees.
(c)	Other than the [name redacted] Shares, [name redacted] Holdco does not have and has never had any tangible or intangible assets or Liabilities of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.
(d)	Other than the Shareholder Agreement and the Registration Rights Agreement, the [name redacted] Shares are not subject to the terms of any agreement between or among any of the Westbrick Shareholders or Westbrick.
3.15	Tax Matters
(a)	[Name redacted] Holdco, in all material respects, has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.
(b)	[Name redacted] Holdco, in all material respects, has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it.
(c)	[Name redacted] Holdco has not requested or entered into any agreement or other arrangement, or executed any waiver, providing for any material extension of time within which (i) to file any Tax Return covering any Taxes for which [name redacted] Holdco is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which [name redacted] Holdco is or may be liable; (iii) [name redacted] Holdco is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authority may assess or collect Taxes for which [name redacted] Holdco is or may be liable.
(d)	[name redacted] Holdco has not within the last three years made, prepared and/or filed any material elections, designations or similar filings relating to Taxes or entered into any material agreement or other arrangement in respect of Taxes or Tax Returns that is not disclosed in [name redacted] Holdco’s Tax Returns.
(e)	There are no material proceedings, investigations, audits or claims now pending or, to [name of party redacted]’s knowledge, threatened against [name redacted] Holdco in respect of any Taxes and there are no material matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.
(f)	[Name redacted] Holdco, in all material respects, has duly and timely withheld all Taxes and other amounts required by Applicable Laws to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Laws to be remitted by it.

(g)	[Name redacted] Holdco has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Governmental Authority outside of Canada, and no claim has ever been made by a Governmental Authority in a jurisdiction where [name redacted] Holdco does not file Tax Returns that [name redacted] Holdco is or may be subject to taxation by that jurisdiction.
(h)	[Name redacted] Holdco has made adequate provision in its Books and Records for all Taxes which are not yet due and payable but which relate to a Pre-Closing Tax Period, including without limitation, all instalments on account of taxes.
(i)	There are no transactions or circumstances existing which could result in the application of sections 15, 17 or 78 to 80.04 of the Tax Act, or any analogous provision of any comparable Tax legislation of any jurisdiction, to [name redacted] Holdco.
(j)	[Name redacted] Holdco will not be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxation year or portion thereof ending after the Closing as a result of any change in method of accounting, closing agreement, installment sale, prepaid amounts or the use of an improper method of accounting, pertaining to a Pre-Closing Tax Period.
(k)	[Name redacted] Holdco has not acquired property or services from or disposed of property or provided services to, a Person with whom it does not deal at arm’s length (for purposes of the Tax Act) for an amount that is other than the fair market value of such property or services in circumstances that could give rise to liability for [name redacted] Holdco pursuant to section 160 of the Tax Act or any equivalent Applicable Law relating to Taxes.
(l)	For all transactions between [name redacted] Holdco and any non-resident Person with whom [name redacted] Holdco was not dealing at arm’s length, for the purposes of the Tax Act, [name redacted] Holdco has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. There are no transactions to which section 247(2) or (3) of the Tax Act may reasonably be expected to apply.
(m)	[Name redacted] Holdco has never requested or received a ruling from a Governmental Authority in respect of Taxes.
(n)	[Name redacted] Holdco is not party to or bound by any Tax sharing agreement, Tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Authority).
(o)	[Name redacted] Holdco does not have Tax Pools.

(p)	[Name redacted] Holdco has not been involved in any transaction or series of transactions that require or required disclosure under any of sections 237.3, 237.4, or 237.5 of the Tax Act.
3.16	Transaction Expenses

[Name redacted] Holdco has not, and is not, incurring any out of pocket fees and expenses in connection with the Transactions.

Article 4
REPRESENTATIONS AND WARRANTIES OF Westbrick

Except as set forth in the Disclosure Schedules, and subject to the other terms and conditions of this Agreement, Westbrick represents and warrants to Purchaser the matters set forth below.

4.1	Incorporation, Corporate Power and Registration
(a)	Westbrick is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has all necessary corporate power, authority and capacity to own, lease or operate its property and assets and carry on its business as presently conducted.
(b)	Neither the nature of Westbrick’s business nor the location or character of the assets owned or leased by Westbrick requires Westbrick to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation in any jurisdiction other than in jurisdictions which it is duly registered, licensed or otherwise qualified for such purpose and other than jurisdictions where the failure to be so registered, licensed or otherwise qualified would not reasonably be expected to have a Material Adverse Effect on Company.
4.2	Subsidiaries

Except for the Duvernay Spinco, Westbrick does not own, or have any interest in, any shares or have an ownership interest in any other Person.

4.3	Capitalization
(a)	As of the date hereof, the authorized share capital of Westbrick consists of: (i) an unlimited number of Common Shares, of which 47,390,072 Common Shares are issued and outstanding; and (ii) an unlimited number of Preferred Shares, none of which are issued and outstanding. All of the Westbrick Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares. The Westbrick Shares represent all of the issued and outstanding shares in the capital of Westbrick. On the Closing Date, following the filing of the Articles of Arrangement, the authorized share capital of Westbrick Amalco shall consist of an unlimited number of common shares, of which no more than 52,304,022 common shares (less the difference between 36,643,737 and the number of Westbrick Amalco Shares [name of party redacted] will receive upon amalgamation of Westbrick and [name redacted] Holdco in accordance with the Plan of Arrangement) shall be issued and outstanding as at the date thereof, all of which shall be duly and validly issued and outstanding as fully paid and non-assessable shares as of such date.

(b)	Other than the Shareholder Agreement and the Registration Rights Agreement, there are no agreements to which Westbrick is a party restricting voting or dividend rights or transferability with respect to the Westbrick Shares (or at Closing, the Westbrick Amalco Shares) or otherwise governing the affairs of Westbrick or the relationship, rights and duties of the shareholders or directors of Westbrick.
(c)	Other than pursuant to this Agreement and the outstanding Options and Awards disclosed in the Disclosure Schedules, no Person has any agreement, right or option, present or future, contingent or absolute, to:
(i)	require Westbrick to issue any further or other shares or interests in its capital or any other security convertible or exchangeable into shares, units or interest in its capital or to convert or exchange any securities into or for shares or interests in its capital;
(ii)	require Westbrick to purchase, redeem or otherwise acquire any of the Westbrick Shares; or
(iii)	acquire any of the Westbrick Shares.
4.4	Due Authorization and Enforceability of Obligations

The execution and delivery of this Agreement, the performance by Westbrick of its obligations hereunder and the consummation of the Transaction have been duly authorized by all necessary corporate action on the part of Westbrick. Westbrick has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered, or will duly and validly execute and deliver, each other agreement or instrument to be executed and delivered by Westbrick in connection with the Transaction or otherwise contemplated herein. This Agreement constitutes, and each other agreement or instrument executed and delivered or to be executed and delivered by, or on behalf of, Westbrick at the Closing and in connection with the Transaction constitutes or will, at the time of execution, constitute, a legal, valid and binding obligation of Westbrick, enforceable against Westbrick in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

4.5	No Contravention

Except as set forth in Section 4.5 of the Disclosure Schedules, the execution and delivery by Westbrick of this Agreement, the performance by Westbrick of its obligations hereunder and the consummation of the Transaction do not and will not constitute or result in:

(a)	a violation of or conflict with any term or provision of Westbrick’s Organizational Documents;

(b)	a default under, or give rise to any right of termination, cancellation or acceleration of any right under any Material Contract to which Westbrick is a party or by which Westbrick is bound; or
(c)	provided that the Key Regulatory Approval and Final Order are obtained, a breach or violation of, or a default under, any Applicable Laws to which Westbrick is subject,

except for such violations, conflicts, defaults or breaches as would not, individually or in the aggregate, have a Material Adverse Effect on Company.

4.6	Consents and Approvals

Except as set forth in Section 4.6 of the Disclosure Schedules, other than the Westbrick Approval, the approval of Westbrick’s lenders under the Credit Facilities and the Key Regulatory Approval, no consent, approval, waiver, authorization, notice or filing is required to be obtained by Westbrick from, or to be given by Westbrick to, or to be made by Westbrick with, any Person (including any Governmental Authority), in connection with the execution, delivery and performance by Westbrick of this Agreement and the consummation of the Transaction, except (a) as would not, individually or in the aggregate, have a Material Adverse Effect on Company, or (b) as may be required as a result of any facts or circumstances relating solely to Purchaser or any of its Affiliates.

4.7	Solvency

No actions have been taken or authorized by Westbrick to initiate proceedings for or in respect of the bankruptcy, insolvency, reorganization, receivership, liquidation, dissolution or winding up of Westbrick and no such proceedings have been taken or, as of the date hereof, threatened by any other Person.

4.8	Taxable Canadian Corporation - Westbrick

Westbrick is a “taxable Canadian corporation” for the purposes of the Tax Act.

4.9	Title

Although Westbrick does not warrant title to the PNG Assets, as of the date hereof, except for Permitted Encumbrances, the PNG Assets are free and clear of all Encumbrances created by, through or under Westbrick.

4.10	Licences

To its knowledge, except as set out or referred to in Section 4.10 of the Disclosure Schedule and:

(a)	Westbrick possesses all material Licences necessary for the ownership, operation and use of those material PNG Assets that are currently operated by Westbrick and there is no material default under any of them, and no proceeding is pending or, to the knowledge of Westbrick, threatened to revoke or amend any of them;

(b)	Other than in respect of Licences related to the Environment (which is addressed in Section 4.34), Westbrick has not received any written notice alleging, any material violation under any Licence held by Westbrick and there are no investigations, reviews or proceedings pending or, threatened by or before any Governmental Authority relating to any alleged violation of law or the terms of any Licences arising out of operations of the PNG Assets, other than, in each case, claims, investigations or allegations that have been resolved, withdrawn or abandoned; and
(c)	Westbrick has not taken any action to suspend, revoke, nor has it received any written notice of, or to the knowledge of Westbrick has any Governmental Authority threatened any suspension, revocation or non-renewal of any Licence.
4.11	No Defaults under Leases and Agreements

Except as disclosed in Section 4.11 of the Disclosure Schedules,

(a)	Westbrick has not received written notice of any default under any of the Leases and other Title and Operating Documents or any other agreement or instrument pertaining to its Assets to which Westbrick is a party or by or to which Westbrick or any of its Assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Company.
(b)	To the knowledge of Westbrick:
(i)	Westbrick is in good standing under all, and is not in default under any; and
(ii)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

Leases and other Title and Operating Documents or any other agreements and instruments pertaining to its Assets to which it is a party or by or to which it or such Assets are bound or subject and, to the knowledge of Westbrick, all such Leases, Title and Operating Documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such Leases, Title and Operating Documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Company.

4.12	No Encumbrances

Except for Permitted Encumbrances, Westbrick has not encumbered or alienated its interest in the PNG Assets or agreed to do so, nor has Westbrick done any act or thing whereby any of the PNG Assets may be reduced, cancelled or determined.

4.13	No Preferential Purchase Rights

There are no Preferential Purchase Rights.

4.14	No Reduction of Interests

Other than the Permitted Encumbrances and except as is reflected in the Westbrick Reserves Report, none of the Petroleum and Natural Gas Rights are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Westbrick except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Company.

4.15	Production Penalties

As of the date hereof, Westbrick has not received written notice of any production penalty or similar production restriction of any nature imposed by any Governmental Authority, including gas-oil ratio, off-target and overproduction penalties imposed by any Governmental Authority that may be applicable, and, to Westbrick’s knowledge, none of the Wells in which it holds an interest is subject to any such penalty or restriction.

4.16	Operation of PNG Assets

Except to the extent that any such matters would not individually or in the aggregate have a Material Adverse Effect on Westbrick:

(a)	any and all operations of Westbrick, and to Westbrick’s knowledge, any and all operations by other Persons, on or in respect of the PNG Assets, have been conducted in accordance with generally accepted oil and gas industry practices in Western Canada and in material compliance with all Applicable Laws prevailing during the period or periods in which Westbrick has been a working interest owner therein;
(b)	the Tangibles for which Westbrick is operator and, to Westbrick’s knowledge, the Tangibles for which Westbrick is not operator, have been maintained and operated in all material respects in accordance with generally accepted oil and gas industry practices in Western Canada and in material compliance with all Applicable Laws prevailing during the period or periods in which Westbrick has been a working interest owner therein;
(c)	those Wells for which Westbrick is operator and, to Westbrick’s knowledge, those Wells for which Westbrick is not operator, have been drilled, completed, maintained and operated and, if applicable, abandoned in all material respects in accordance with generally accepted oil and gas industry practices in Western Canada and in material compliance with all Applicable Laws prevailing during the period or periods in which Westbrick has been a working interest owner therein; and

(d)	no material tangible depreciable property that would otherwise form part of the Tangibles or Wells have been removed from its location since the Balance Sheet Date, other than in the ordinary course of business;
4.17	Area of Mutual Interest

There are no active Area of Mutual Interest provisions in any of the Material Contracts or Title and Operating Documents.

4.18	Off-Set Obligations

As at the date hereof, Westbrick has not received any written notice that the Leases in respect of its Petroleum and Natural Gas Rights are subject to any accrued drilling or off-set obligations which have not been satisfied or permanently waived.

4.19	Royalties, Rentals and Taxes Paid

To Westbrick’s knowledge, (a) all royalties, (b) all lease rentals; and (c) all ad valorem and property taxes and (d) all production, severance and similar Taxes, charges and assessments payable on or before the date hereof and based on, or measured by, Westbrick’s ownership of the PNG Assets, the production of Petroleum Substances from the PNG Assets or the receipt of proceeds therefrom under the Title and Operating Documents pertaining to the PNG Assets have been properly paid in full and in a timely manner except to the extent that such non-payment would not individually or in the aggregate have a Material Adverse Effect on Company.

4.20	AFEs

Except in connection with the AFEs set out or referred to in Section 4.20 of the Disclosure Schedules, and excluding operating expenses incurred in the normal conduct of operations of the PNG Assets, there are no AFEs or other financial commitments pertaining to the PNG Assets under which individual expenditures in excess of $150,000 are or may be required to be made Westbrick following the date hereof;

4.21	Capex Projects

Except to the extent of any material changes or deviations carried out, in whole or in part, at the request of Purchaser, there has not been any material changes to or deviation from the capital projects set forth in the Capex Plans (including the budgets set forth therein).

4.22	Reserves

A true and complete copy of the report prepared by GLJ Ltd. (“GLJ”) for the period ended September 30, 2024 with respect to Westbrick’s reserves (the “Westbrick Reserves Report”) has been provided to Purchaser. Westbrick co-operated with GLJ in the preparation of the Westbrick Reserves Report, which has been accepted and approved by the Board of Directors of Westbrick. Westbrick has made available to GLJ prior to the issuance of the Westbrick Reserves Report for the purpose of preparing such report, all information within Westbrick’s power or possession requested by GLJ, which information did not to Westbrick’s knowledge, at the time such information was provided, contain any misrepresentation and Westbrick does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to GLJ since the date that such information was so provided that would result, individually or in the aggregate, in a Material Adverse Effect on Company. Westbrick believes that the Westbrick Reserves Report reasonably presents the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the light & medium oil, natural gas and NGLs properties evaluated in such reports as at September 30, 2024, based upon information available at the time such reserves information was prepared and based upon the commodity price forecast assumptions made by GLJ, and Westbrick believes that at the date of such report, they reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom. GLJ, who prepared the Westbrick Reserves Report, is, to Westbrick’s knowledge, independent reserves evaluators in respect of the Westbrick Reserves Report as interpreted and applied by the securities commission or similar securities regulatory authority in each of the provinces and territories of Canada.

4.23	Hedging Transactions

Except as set forth or referred to in Section 4.23 of the Disclosure Schedules, Westbrick has no Liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction. All such Hedging Transactions were entered in the ordinary course of business consistent with past practice and as permitted under Westbrick’s corporate policies.

4.24	Financial Statements
(a)	The Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of preceding fiscal periods.
(b)	The Financial Statements present fairly in all material respects the assets, liabilities and financial position of Westbrick as at the end of the periods represented thereby, and the results of their operations and the changes in their financial position for the periods then ended (provided that, in the case of the unaudited financial statements, subject to normal year-end adjustments, the exclusion of notes and other presentation items thereto), all in accordance with IFRS consistently applied, except for any changes in accounting policies disclosed in the Financial Statements. True, correct and complete copies of the Financial Statements are set forth in Section 4.24 of the Disclosure Schedules.
(c)	Westbrick does not have any “off-balance sheet arrangements” (as such term is defined under IFRS).
4.25	No Undisclosed Liabilities

Westbrick has no material Liabilities (including any Indebtedness), except for (a) those shown on the Balance Sheet, (b) those incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice (none of which is a Liability resulting from breach of contract, breach of warranty, tort, infringement claim or lawsuit), and (c) those incurred in connection with the Agreement or the transactions contemplated by the Arrangement.

4.26	Absence of Changes

Since the Balance Sheet Date, (a) there has been no Material Adverse Effect on Company in respect of the Business, and (b) Westbrick has conducted its Business (excluding the Duvernay Business) in all material respects in the ordinary course of business consistent with past practice, and Westbrick has not, except as expressly contemplated in this Agreement:

(a)	declared, set aside, made or paid any dividend or other distribution on or with respect to the Westbrick Shares;
(b)	other than grants of Awards disclosed in the Data Room, issued, granted, sold, pledged, transferred, disposed of, or created any Encumbrance on, any shares or other securities of Westbrick, or securities convertible into or exchangeable for any shares, or other securities of Westbrick, or any rights, warrants, options, calls or commitments to acquire any such shares or other securities of Westbrick;
(c)	increased the rate of wages, salaries, compensation or bonuses of any Westbrick Employee, officer, director, contractor or consultant, except as required under the terms of any Contract disclosed in the Data Room or Applicable Laws (it being understood that 2024 bonuses have been accrued but not yet allocated and paid);
(d)	resigned or taken any action which would result in Westbrick’s resignation or replacement as operator of any of the Assets or the Business;
(e)	increased the severance, change of control or termination payments that could become payable to any directors, officers or Westbrick Employees; or
(f)	terminated, extended or materially amended or modified, or forfeited or waived any material right or benefit under, any Material Contract.
4.27	Government Incentives

All filings made by Westbrick under which it has received or is entitled to government incentives have been made in compliance with all Applicable Laws and contain no misrepresentations which could cause any material amount previously paid to Westbrick, or previously accrued on the accounts thereof to be recovered or disallowed.

4.28	Aboriginal Groups

Except as set forth in Section 4.28 of the Disclosure Schedules:

(a)	Westbrick has disclosed to Purchaser all material documentation and communication concerning engagement with Aboriginal Groups concerning the Business;
(b)	Westbrick has not received any written demand or Claim from any Aboriginal Group; and

(c)	Westbrick is not party to any negotiations or discussions with any Aboriginal Group the primary objective of which is the development and execution of a Contract between an Aboriginal Group and Westbrick related to the Business.
4.29	Material Contracts

With respect to those Material Contracts that Westbrick is a Party to:

(a)	True, complete and unredacted copies of all Material Contracts in existence as of the date hereof, including all amendments thereto, have been uploaded into the Data Room.
(b)	The Material Contracts are in full force and effect and in good standing in all material respects. There are no current or pending negotiations with respect to the renewal, repudiation or material amendment of any of the Material Contracts.
(c)	Neither Westbrick or, to the knowledge of Westbrick, any other party to a Material Contract, is in default or breach, of a Material Contract and, to the knowledge of Westbrick, there does not exist any event, condition or omission that would constitute such a default or breach with the lapse of time or notice or both, except to the extent such matters would not individually or in the aggregate have a Material Adverse Effect on Company.
(d)	Westbrick has not received any written notice of termination or non-renewal under, or in respect of a Material Contract. To the knowledge of Westbrick, no event, matter or circumstance is subsisting which constitutes or would reasonably be expected to constitute a force majeure pursuant to a Material Contract.
4.30	Equity Monetization Plans

Other than the Omnibus Plan (and Award Agreements thereunder), Option Agreements and the Option Plan, there are no outstanding stock options, restricted or deferred share units, performance share units, stock appreciation rights, phantom equity, profit sharing plan or any other similar rights, agreements, arrangements or commitments payable to any director, officer or employee of Westbrick which are based upon the revenue, value, income or any other attribute of Westbrick.

4.31	Duvernay Spinco Transaction
(a)	Schedule A to the Duvernay Spinco Conveyance Agreement Disclosure Schedules sets forth complete and accurate lists of the Duvernay Assets that are being transferred to Duvernay Spinco under the Duvernay Conveyance.
(b)	There are no rights of first refusal, rights of first offer, preferential purchase rights or buy-out rights or options created by, through or under Westbrick that are held by any Third Party to purchase or acquire any of the Duvernay Assets which are triggered as a consequence of the Parties entering into this Agreement or the consummation of the Transaction or of Westbrick entering into any or all of the Duvernay Spinco Conveyance Agreement and the Duvernay Share Purchase Agreement and consummation of the transactions contemplated therein or in connection with the consummation of the Duvernay Alternative Transaction.

(c)	To the knowledge of Westbrick, the consummation of the transactions contemplated in the Duvernay Spinco Conveyance Agreement and the Duvernay Share Purchase Agreement and the Duvernay Alternative Transaction will not result in the cancellation, suspension or termination, or otherwise require modification (other than updates required pursuant to AER Directive 067), of any material Licence maintained in respect of the conduct of the Business.
(d)	Westbrick is not aware of any facts or circumstances pertaining to Westbrick that could reasonably be expected to result in Westbrick being determined to pose “an unreasonable risk” as contemplated under AER Directive 067 or Company being determined, as a result of the Duvernay Conveyance or the Duvernay Alternative Transaction, to pose “an unreasonable risk” as contemplated under AER Directive 067.
(e)	Except for the Field Contractors whose Contracts are transferred to Duvernay Spinco (or a Third Party buyer of the Duvernay Spinco shares), no Westbrick Employees or Westbrick Contractors will be terminated or transferred to Duvernay Spinco (or a Third Party buyer of the Duvernay Spinco shares) as part of the Duvernay Conveyance.
4.32	Legal Proceedings

Except as disclosed in Section 4.32 of the Disclosure Schedules, there are no Claims before a Governmental Authority which are pending, or to Westbrick’s knowledge, threatened by any Person against Westbrick or, to Westbrick’s knowledge, affecting any the Assets in any material respect or, to Westbrick’s knowledge, by or against the Westbrick Shareholders relating to Westbrick. Except as would not individually or in the aggregate have a Material Adverse Effect on the Company, there are no outstanding order, writ, judgment, injunction, decree, stipulation, determination, award, decision, sanction or ruling entered by or with any Governmental Authority in respect of Westbrick, the Assets and/or the Purchased Shares, and there are no unsatisfied judgments, settlements, penalties or awards for which Westbrick is liable to any Person.

4.33	Compliance with Applicable Laws
(a)	The business of Westbrick is, and has been carried out, in compliance with and not in violation of any Applicable Laws, and Westbrick is not in violation or non-compliance of any Applicable Laws, in each case which have or could reasonably be expected to have, individually or in the aggregate, have a Material Adverse Effect on Company or would significantly impact the ability of Westbrick to consummate the Transactions, and Westbrick has not received any notice of any alleged material violation of any such Applicable Laws.
(b)	This Section 4.33 does not relate to matters involving the PNG Assets, Environmental Laws, Taxes, and Intellectual Property, which for the purposes of compliance with Applicable Laws, shall be governed exclusively by Section 4.34, Section 4.38 and Section 4.40, respectively.

4.34	Environmental Matters

Except as disclosed in Section 4.34 of the Disclosure Schedules:

(a)	Westbrick has not received any orders or directives from any Governmental Authority that are applicable to Westbrick, the PNG Assets, the Duvernay Assets or any portion thereof related to Environmental Liabilities or environmental liabilities pertaining to the Duvernay Assets that require any work, repairs, construction or Capital Expenditures with respect to the Assets or the Duvernay Assets where such orders or directives have not been complied with in all material respects;
(b)	Westbrick has not received any written demands or notices from any Governmental Authority issued under any Environmental Law with respect to the breach of any Environmental Law applicable to the Assets or the Duvernay Assets including in respect of a Release, the use, storage, treatment, transportation, handling or disposition of environmental contaminants, or the protection of the Environment, which demand or notice remains outstanding on the date hereof;
(c)	to Westbrick’s knowledge, there have not been any Releases of Hazardous Materials from the Assets or the Duvernay Assets or for which Westbrick is responsible, that are reportable and require remedial action pursuant to any Applicable Laws;
(d)	Westbrick has not, either expressly or by operation of Applicable Law, assumed responsibility for or agreed to indemnify or hold harmless any Person for any liability or obligation arising under Environmental Law that is reasonably likely to form the basis of any material Claim against Westbrick;
(e)	to Westbrick’s knowledge, neither the execution of this Agreement, nor the consummation of the Transaction, shall require any material notification to any Governmental Authority or the undertaking of any investigations or remedial actions pursuant to Environmental Law by Westbrick; and
(f)	Westbrick has made available all material environmental reports, investigations, studies, audits and other environmental documents that are in Westbrick’s possession or control and that have been completed within the past three years that relate to the operations of Westbrick, or any real or immovable property currently or formerly owned, operated or occupied by Westbrick;
(g)	to the knowledge of Westbrick, here are no writs, injunctions, decrees, orders or judgments outstanding or any material actions, suits or proceedings pending before any Governmental Authority or, threatened, against Westbrick concerning compliance by Westbrick with, Applicable Laws relating to the Environment or any environmental permits.

4.35	Employee Matters
(a)	Section 4.35 to the Disclosure Schedules is a complete and accurate list of the Westbrick Employees, and indicates for each individual their: (i) name; (ii) position title; (iii) location; (iv) date of hire and recognized service date (if earlier); (v) exempt/non-exempt status for overtime; (vi) employment status (i.e., full-time, temporary or casual, and active or inactive status); (vii) if temporary/fixed term, date of expiry of contract; (viii) annual vacation entitlement and current accrued but unused vacation; (ix) accrued banked overtime; (x) other accrued but unused paid leave; (xi) current annual base salary or hourly wage rate (or other compensation paid); (xii) target bonus/commission for the current year; (xiii) other forms of compensation provided; (xiv) base compensation, bonus/commission and total compensation for the prior year; (xv) entitlement under Benefit Plans; (xvi) whether such employee is currently on an approved/unapproved leave of absence (and for how long, if known), and their anticipated return date; (xvii) whether the individual is party to a written employment agreement; and (xviii) whether any employees are on work permits.
(b)	Section 4.35 of the Disclosure Schedules is a complete and accurate list of the individuals who are acting as independent contractors (including through a holding corporation) of Westbrick in respect of the Business (“Westbrick Contractors”) and includes: (i) the name of the individual; (ii) the name of the individual’s employer/holding company (if applicable); (iii) the time period such individual provided services to Westbrick or any of its subsidiaries; (iv) a description of the services provided; (v) a description of the compensation terms for such services (e.g., set fees, hourly rates, etc.); (vi) whether such individual’s work included overtime work; (vii) the total amount paid by Westbrick for such services in each of the last three calendar years; (viii) state whether such individual at any time has been an employee of Westbrick; (ix) whether the individual is party to a written independent contractor agreement; and (x) whether the individual supports the Duvernay Business, and a description of such support.
(c)	Other than as disclosed in Section 4.35 of the Disclosure Schedules, Westbrick is not a party to any oral or written independent contractor agreement, consulting Contract, employment agreement (including employment offer), management Contract or similar agreement or arrangement for the services or employment of one or more particular individuals to Westbrick in respect of the Business.
(d)	There are no fines, notices of reassessment or penalty assessments or any other communications related thereto which Westbrick has received from any Governmental Authority relating to any workers’ compensation regime which are unpaid on the date hereof. All current assessments under workers’ compensation legislation in relation to Westbrick and the Business have been paid and/or properly accrued by Westbrick. No audit of Westbrick is currently being performed under any employment Applicable Laws. To Westbrick’s knowledge, there are no claims or potential claims which may materially adversely affect Westbrick’s accident cost experience rating.

(e)	There are no outstanding prosecutions, fines, charges, penalties, assessments or orders issued under the occupational health and safety Laws relating to Westbrick. To Westbrick’s knowledge, there have been no workplace accidents within the last three (3) years that might be expected to lead to prosecution. Westbrick is operating in material compliance with all occupational health and safety Applicable Laws and has no prior convictions under any occupational health and safety legislation.
(f)	There are no collective agreements or other Contracts or agreements with any labour union or employee association currently in force. Westbrick has not entered into any collective agreements or made any commitments or conducted any negotiations with any labour union or employee association with respect to any future collective agreements and, to the knowledge of Westbrick, there is no current or threatened attempt to organize, certify or establish any labour union or employee association with respect to Westbrick Employees.
(g)	There are no pending or, to the knowledge of Westbrick, threatened labour disputes, charges of unfair labour practice, complaints or applications pursuant to any applicable federal or provincial labour relations code.
(h)	Westbrick is and has been in material compliance with all terms and conditions of employment, and all Applicable Laws pertaining to employment including employment standards, labour standards, wages, hours of work, overtime, human rights, occupational health and safety, immigration, privacy, workers’ compensation, income tax withholding, payroll taxes, the Statutory Plans or any other employment-related matter arising under applicable Laws. There are no pending, actual, or, to the knowledge of Westbrick, threatened complaints, actions or Claims pursuant to any applicable federal or provincial human rights legislation or employment standards legislation, or other proceeding whatsoever, by or involving any present or former employee of Westbrick in respect of the Business.
(i)	Westbrick has not received written notice from any Governmental Authority disputing any classification of an independent contractor or consultant of Westbrick and, to the knowledge of Westbrick, all such independent contractors and consultants have been properly classified as the same in accordance with Applicable Laws.
(j)	Westbrick has paid in full to or accrued in accordance with IFRS on behalf of the Westbrick Employees and former employees all wages, salaries, commissions, bonuses and other direct compensation for all services performed, all vacation, profit-sharing and other benefits, all severance or termination pay owing, and all amounts required to be reimbursed. All accruals for unpaid vacation pay and overtime, premiums for employment insurance, Benefit Plan premiums, Statutory Plan premiums, premiums and assessments payable under applicable workers’ compensation legislation, and accrued compensation, fees, wages, bonuses, expenses, salaries, allowances and commissions have been accurately reflected in its Books and Records. Westbrick has paid in full or accrued in accordance with IFRS all amounts owing to Westbrick Contractors or former independent contractors for services performed.

(k)	Except as set forth in Section 4.35 of the Disclosure Schedules, to the knowledge of Westbrick, no offer of employment or engagement has been made by Westbrick that has not yet been accepted, or which has been accepted but the employment or engagement has not yet started.
(l)	Section 4.35 of the Disclosure Schedules contains a list of all written employment agreements and independent contractor agreements, as well as any agreement or arrangement as to: (i) change of control; (ii) payment of any amount, bonus, fee, distribution, remuneration or other compensation which is triggered by, or expected to be triggered by, the transactions contemplated hereby; (iii) retention payment; and (iv) severance or termination payment required to terminate the Westbrick Employee’s employment or the independent contractor’s service agreement.
(m)	Correct and complete copies of the form of all employment agreements and independent contractor agreements set out in Section 4.35 of the Disclosure Schedules have been made available to Purchaser.
(n)	Except as set forth in Section 4.35 of the Disclosure Schedules, Westbrick is not party to or bound by any agreement, whether written or oral, with any Westbrick Employee which is not terminable on the giving of reasonable notice under Applicable Law.
4.36	Employee Benefit Plans
(a)	The list and description of Benefit Plans contained in Section 4.36 of the Disclosure Schedules is a complete and accurate list and description of all Benefit Plans as of the date hereof together with all amendments that have been made to such plans since their inception and all of the employee benefit booklets relating thereto. Current and complete copies of all written Benefit Plans, including all amendments or, where oral, written summaries of the terms thereof, and all current booklets describing the Benefit Plans which have been provided to all Persons entitled to benefits under the Benefit Plans, have been delivered or made available to Purchaser.
(b)	There are no participating employers that have any obligations or Liabilities with respect to any Benefit Plan other than Westbrick, and Westbrick has no obligations or Liabilities under any Benefit Plan, including to provide benefits, to any Person who is not an employee, director or officer or former employee, director or officer of Westbrick or any eligible dependent, survivor, beneficiary or estate thereof.
(c)	None of the Benefit Plans provides post-employment or post-retirement health, life or other welfare benefits to Westbrick Employees or former employees of Westbrick or any dependent, survivor, beneficiary or estate thereof, except for benefits required to be provided after termination of employment without cause pursuant to Applicable Laws relating to employment standards.

(d)	None of the Benefit Plans is (a) a “registered pension plan” as defined in section 248(1) of the Tax Act, (b) has a “defined benefit provision” as defined in section 147.1(1) of the Tax Act, (c) is a “multi-employer plan” as defined in section 8500 of the Tax Act or in pension standards legislation in any Canadian jurisdiction, or (d) is a multi-employer “employee life and health trust” as the term is used in the Tax Act.
(e)	All contributions to, and payments from, each Benefit Plan which have been or may have been required to be made in accordance with the terms of any such Benefit Plan and Applicable Laws have been made or, for any such payments that are not yet due, that have properly accrued, in each case in accordance with the provisions of each of the Benefit Plans, Applicable Law and generally accepted accounting principles. Each Benefit Plan is, and has been, as applicable, established, registered, amended, funded and administered in compliance with the terms of such Benefit Plan and all Applicable Laws.
(f)	Except as set forth in Section 6.8, neither the execution and delivery of this Agreement nor the completion of the Transaction will constitute an event under any Benefit Plan or agreement with any Westbrick Employee, former employee, or current or former director or officer, that will or may result in any severance or other payment or in the acceleration, vesting or increase in benefits.
(g)	As of the date hereof, there is no Claim (other than routine claims for payments of benefits) pending or threatened involving any Benefit Plan.
4.37	Non Arm’s Length Transactions

Other than as disclosed in Section 4.37 of the Disclosure Schedules:

(a)	No director or officer, shareholder or Westbrick Employee, or former director or officer, shareholder or Westbrick Employee (or any other Person not dealing at arm’s length (within the meaning of the Tax Act) with Westbrick) has engaged in any transaction or arrangement with or is a party to a Contract with, or has any Indebtedness, liability or obligation to, Westbrick and except for: (a) the Shareholder Agreement, the Registration Rights Agreement, the Option Agreements and the Award Agreements; (b) employment, director and officer indemnification and other similar agreements entered into in the ordinary course of business; and (c) upon implementation of the Arrangement, the [name redacted] Holdco Note; and
(b)	no such Person has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any assets or property of Westbrick.

4.38	Tax Matters

Except as disclosed in Section 4.38 of the Disclosure Schedules:

(a)	Westbrick, in all material respects, has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.
(b)	Westbrick, in all material respects, has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it.
(c)	Westbrick has not requested or entered into any agreement or other arrangement, or executed any waiver, providing for any material extension of time within which (i) to file any Tax Return covering any Taxes for which Westbrick is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which Westbrick is or may be liable; (iii) Westbrick is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authority may assess or collect Taxes for which Westbrick is or may be liable.
(d)	Westbrick has not within the last three years made, prepared and/or filed any material elections, designations or similar filings relating to Taxes or entered into any material agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Closing Date and, in each case, that is not disclosed in Westbrick’s Tax Returns.
(e)	There are no material proceedings, investigations, audits or claims now pending or, to Westbrick’s knowledge, threatened against Westbrick in respect of any Taxes and there are no material matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.
(f)	Westbrick, in all material respects, has duly and timely withheld all Taxes and other amounts required by Applicable Laws to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Westbrick Employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Laws to be remitted by it.
(g)	Westbrick, in all material respects, has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Laws to be remitted by it.

(h)	Westbrick has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Governmental Authority outside of Canada, and no claim has ever been made in writing by a Governmental Authority in a jurisdiction where Westbrick does not file Tax Returns that Westbrick is or may be subject to taxation by that jurisdiction.
(i)	Westbrick has made adequate provision in its Books and Records for all Taxes which are not yet due and payable but which relate to a Pre-Closing Tax Period, including without limitation, all instalments on account of taxes.
(j)	Westbrick has not made an eligible dividend designation under subsection 89(14) of the Tax Act in respect of any dividend paid or deemed by any provision of the Tax Act to have been paid on any class of shares of its capital stock.
(k)	All Tax refunds, Tax credits, deduction, investment tax credits (“ITCs”), subsidy or wage subsidy (including the Canada Emergency Wage Subsidy, the Canada Emergency Rent Subsidy, and any other COVID-19 related assistance or subsidies in respect of any Pre-Closing Tax Period), rebates and overpayments (including deemed overpayments) claimed by Westbrick in any taxation year were claimed in accordance with the Tax Act and other Applicable Laws.
(l)	There are no transactions or circumstances existing which could result in the application of sections 15 , 17, 78 to 80.04 of the Tax Act, or any analogous provision of any comparable Tax legislation of any jurisdiction, to Westbrick.
(m)	Westbrick will not be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxation year or portion thereof ending after the Closing as a result of any change in method of accounting, closing agreement, installment sale, prepaid amounts or the use of an improper method of accounting, pertaining to a Pre-Closing Tax Period.
(n)	Westbrick has not acquired property or services from or disposed of property or provided services to, a Person with whom it does not deal at arm’s length (for purposes of the Tax Act) for an amount that is other than the fair market value of such property or services in circumstances that could give rise to liability for Westbrick pursuant to section 160 of the Tax Act or any equivalent Applicable Law relating to Taxes.
(o)	For all transactions between Westbrick, and any non-resident Person with whom Westbrick was not dealing at arm’s length, for the purposes of the Tax Act Westbrick has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. There are no transactions to which section 247(2) or (3) of the Tax Act may reasonably be expected to apply.
(p)	Westbrick has never requested or received a ruling from a Governmental Authority in respect of Taxes.

(q)	Westbrick’s Tax Pools, as at the end of the taxation year ended December 31, 2023, are as set forth in Section 4.38 of the Disclosure Schedules, and since January 1, 2024 to the date hereof Westbrick has not taken any action or entered into any transaction, outside of the ordinary course, that would have the effect of materially reducing any amount set out therein.
(r)	Westbrick has not been involved in any transaction or series of transactions that require or required disclosure under any of sections 237.3, 237.4, or 237.5 of the Tax Act.
(s)	Westbrick is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and its registration number is [redacted].
4.39	Insurance
(a)	Section 4.39 of the Disclosure Schedules sets forth a summary of coverage of the insurance policies maintained by or on behalf of Westbrick in respect of the Business and any of the Assets (such policies, collectively, the “Policies”), as well as a list of all active claims under such Policies, a description of the insurable event, and a status of the claim. The Policies are in full force and effect. All premiums due and payable under the Policies have been paid in a timely manner and Westbrick has complied in all material respects with the terms and conditions of all the Policies. Westbrick has not failed to give any notice or present any material claim under any such Policies in due and timely fashion.
(b)	Except as disclosed in Section 4.39 of the Disclosure Schedules, there is no material insurance claim pending under the Policies as to which coverage has been denied by the insurer other than customary indications as to reservation of rights by insurers, and Westbrick has not received written notice of reduction, non-renewal or cancellation of any of the Policies.
4.40	Intellectual Property

As at the date hereof:

(a)	Westbrick owns or has the right to use pursuant to binding Contract or otherwise all material items of Intellectual Property used in the operation of the Business as it is currently being operated (other than the Duvernay Assets);
(b)	no Third Party has asserted in writing against Westbrick a claim that Westbrick or the Business is infringing on the Intellectual Property rights of such Third Party, and to the knowledge of Westbrick, except as would not have a Material Adverse Effect on the Company, neither it nor the Business is infringing on the Intellectual Property rights of any such Third Party;
(c)	to the knowledge of Westbrick, no Third Party is infringing on the Intellectual Property owned by Westbrick;

(d)	except as would not have a Material Adverse Effect on the Company,
(i)	all computer hardware and their associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the Business (excluding the Duvernay Business) (the “Technology”) are up to date and reasonably sufficient to conducting the Business (excluding the Duvernay Business) as it is currently being operated; and
(ii)	Westbrick owns or has validly licensed (as it not in breach of such licenses in any material respect) such Technology and has commercially reasonable virus protection and security measures in place in relation to such Technology.
4.41	Books and Records, Corporate Records
(a)	The minute books of Westbrick and other material corporate records have been made available to Purchaser for review. Such minute book and corporate records (i) contain, in all material respects, accurate and complete records of all meetings, and resolutions in writing of, the shareholders, the board of directors and any committees of the board of directors of Westbrick, (other than those minutes of the meetings of the board of directors and any committees of the board of directors of Westbrick which are in draft form or related to the transaction contemplated hereby or Westbrick’s Project Buffalo or Project Crow processes); and (ii) have been maintained in accordance with, in all material respects, all Applicable Laws, and prudent business practice and are complete and accurate in all material respects.
4.42	Anti-Corruption; Anti-Money Laundering

Neither Westbrick nor, to the knowledge of Westbrick, any director, officer, agent, employee or other Person authorized by it to act on its behalf has: (a) directly or indirectly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, directly or indirectly; (c) violated or is in violation of any applicable provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Official Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), or any other similar anti-corruption or anti-money laundering law of any jurisdiction; or (d) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, in each case related to the Business or the Transaction.

4.43	Directive 067

Westbrick is not aware of any facts or circumstances pertaining to Westbrick, including the transaction contemplated herein with respect to the Duvernay Assets and the Duvernay Spinco, that could reasonably be expected to result in Westbrick being determined to pose “an unreasonable risk” as contemplated under AER Directive 067.

4.44	No Broker

Other than RBC and Scotiabank, Westbrick has not retained, engaged or entered into any Contract (whether written or oral) with any Person who is or will be entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment in connection with the negotiation, execution or performance of this Agreement.

4.45	Net Debt

Section 4.45 of the Disclosure Schedules sets forth Westbrick’s bona fide good faith estimate of the Net Debt as of December 31, 2024 and bona fide good faith estimate of Transaction Expenses, in each case such estimates being made as of the date hereof.

4.46	Information Provided

Company has not knowingly and intentionally withheld from Purchaser any material information or material documents concerning Westbrick, [name redacted] Holdco, the Business or the Assets or Liabilities associated therewith.

Article 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to each of Westbrick and [name of party redacted] the matters set forth below.

5.1	Organization and Corporate Power

Purchaser has been duly organized or created, is validly existing and is in good standing under the laws of its jurisdiction of formation or creation. Purchaser has all requisite corporate or similar power and authority to execute and deliver this Agreement and each other agreement or instrument required to be executed and delivered by the Purchaser in connection with the Transaction or otherwise contemplated herein, to perform its obligations hereunder and thereunder and to consummate the Transaction.

5.2	Due Authorization and Enforceability of Obligations

The execution and delivery of this Agreement and each other agreement and instrument required to be executed and delivered by Purchaser in connection with the Transaction or otherwise contemplated herein, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the Transaction have been duly authorized by all necessary action on the part of Purchaser. Purchaser has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered, or will duly and validly execute and deliver, each other agreement or instrument required to be executed and delivered by Purchaser in connection with the Transaction or otherwise contemplated herein. This Agreement constitutes, and each other agreement or instrument executed and delivered or to be executed and delivered by, or on behalf of, Purchaser at the Closing and in connection with the Transaction constitutes or will, at the time of execution, constitute, a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

5.3	No Contravention

The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation of the Transaction by Purchaser do not and will not constitute or result in:

(a)	a violation of or conflict with any of term or provision of Purchaser’s Organizational Documents;
(b)	a default under, or give rise to any right of termination, cancellation or acceleration of any right under any Contract to which Purchaser is a party; or
(c)	provided that the Key Regulatory Approval is obtained, a breach or violation of, or a default under, any Applicable Laws to which Purchaser is subject,

except for such violations, conflicts, defaults or breaches as would not, individually or in the aggregate, have a Material Adverse Effect on the Purchaser.

5.4	Consents and Approvals

Other than the Key Regulatory Approval, no consent, approval, waiver, authorization, notice or filing is required to be obtained by Purchaser or any of its Affiliates from, or to be given by Purchaser or any of its Affiliates to, or to be made by Purchaser or any of its Affiliates with, any Person (including any Governmental Authority), in connection with the execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transaction, except (a) as would not prevent or materially delay or impair the ability of Purchaser to consummate the Transaction, or (b) as may be required as a result of any facts or circumstances relating solely to Westbrick, [name of party redacted] or [name redacted] Holdco.

5.5	Solvency

No actions have been taken or authorized by Purchaser to initiate proceedings for or in respect of the bankruptcy, insolvency, reorganization, receivership, liquidation, dissolution or winding up of Purchaser and no such proceedings have been taken or, as of the date hereof, threatened by any other Person.

5.6	AER Directive 067

Purchaser is not aware of any facts or circumstances pertaining to Purchaser that could reasonably be expected to result in Purchaser being determined to pose “an unreasonable risk” as contemplated under AER Directive 067 or Westbrick being determined, as a result of the change of control or change in management of the Company as result of the Transaction, to pose “an unreasonable risk” as contemplated under AER Directive 067.

5.7	Legal Proceedings

Except as would not individually or in the aggregate if determined adversely to Purchaser, have a Material Adverse Effect on Purchaser, there are no Claims before a Governmental Authority which are pending, or to Purchaser’s knowledge, threatened by any Person against Purchaser or, to Purchaser’s knowledge, affecting any of its assets. Except as would not individually or in the aggregate have a Material Adverse Effect on the Purchaser, there are no outstanding order, writ, judgment, injunction, decree, stipulation, determination, award, decision, sanction or ruling entered by or with any Governmental Authority in respect of the Purchaser, its assets and/or the Purchaser Shares, and there are no unsatisfied judgments, settlements, penalties or awards for which the Purchaser is liable to any Person.

5.8	Investment Canada Act

Purchaser is a “Canadian” within the meaning of the Investment Canada Act.

5.9	Taxable Canadian Corporation - Purchaser

Purchaser is a “taxable Canadian corporation” for the purposes of the Tax Act.

5.10	Sufficiency of Funds
(a)	Purchaser’s obligations hereunder are not subject to any conditions regarding its or any other Person’s ability to obtain financing for the Transaction. Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to enable Purchaser to pay in full to the Westbrick Shareholders the entire amount of the Cash Consideration and the entire amount under the [name redacted] Holdco Note in immediately available funds in cash and otherwise perform its obligations under this Agreement, and there are no conditions precedent or other contractual contingencies related to the payment or release of such funds to the Westbrick Shareholders other than those which will automatically be satisfied by the waiver or satisfaction of the conditions in Article 7. No part of the funds paid by Purchaser pursuant to this Agreement has been, or is, directly or indirectly, derived from, or related to, any activity that is reasonably expected to contravene any applicable money-laundering laws.
(b)	Without limiting the generality of the foregoing, Purchaser has delivered to the Company and [name of party redacted] a true and complete executed copy of the Acquisition Debt Confirmations, pursuant to which it has confirmed that it has available to it under the Debt Financing amounts in excess of the Required Funds, subject to the terms and conditions therein. The aggregate proceeds contemplated by the Acquisition Debt Confirmations, together with such other amounts as are currently available to Purchaser from cash on hand, will be sufficient to pay, inter alia, the aggregate Cash Consideration. As of the date hereof, subject to the receipt and execution of the customary credit and the security documents which Purchaser agrees to execute and deliver and the related opinions thereon, Purchaser would be able to satisfy any term or condition of the Debt Financing such that it would be able to fund the Cash Consideration on the date hereof. Purchaser has no knowledge that it will be unable to satisfy on a timely basis any term or condition of the Debt Financing such that it would be unable to fund the Cash Consideration on Closing and, as of the date hereof, has no knowledge of any fact, occurrence or condition that would cause any of the Debt Financing to be unavailable, terminate or be ineffective or any of the terms or conditions of such financing not to be met. The Purchaser Credit Agreement is not subject to any ordinary course redeterminations prior to the Closing Date.

5.11	Capitalization
(a)	As of the date hereof, the authorized share capital of Purchaser consists of an unlimited number of Purchaser Shares, of which 154,538,276 Purchaser Shares are issued and outstanding. All of the Purchaser Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares. The Purchaser Shares represent all of the issued and outstanding shares in the capital of the Purchaser.
(b)	there are no agreements to which Purchaser is a party restricting voting or dividend rights or transferability with respect to the Purchaser Shares or otherwise governing the affairs of Purchaser or the relationship, rights and duties of the shareholders or directors of Purchaser.
(c)	Other than as disclosed in the Purchaser Public Record or in connection with any normal course issuer bids for Purchaser Shares or open market repurchases of debt securities, no Person has any agreement, right or option, present or future, contingent or absolute, to:
(i)	require Purchaser to issue any further or other shares or interests in its capital or any other security convertible or exchangeable into shares, units or interest in its capital or to convert or exchange any securities into or for shares or interests in its capital;
(ii)	require Purchaser to purchase, redeem or otherwise acquire any of the Purchaser Shares; or
(iii)	acquire any of the Purchaser Shares.
(d)	There are no rights of first refusal or similar rights restricting the transfer of Purchaser Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements.
5.12	Issuance of Purchaser Shares

Purchaser has reserved and allotted or will reserve and allot prior to Closing a sufficient number of Purchaser Shares as are issuable pursuant to the Arrangement, and, subject to the terms and conditions of the Arrangement, such Purchaser Shares, when issued, will be validly issued as fully paid and non-assessable common shares in the capital of Purchaser, free and clear of all Encumbrances (other than Encumbrances created by the holders thereof), freely tradeable under Applicable Canadian Securities Laws and shall not be subject to resale restrictions under Applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities) and will be freely transferable securities under the U.S. Securities Act (other than to persons who are, have been within 90 days of the Closing Time, or, at the effective time become, “affiliates” of Purchaser, as such term is defined in Rule 144 under the U.S. Securities Act) and listed and posted for trading on the TSX and NYSE and are not and will not be subject to or issued in violation of, any pre-emptive rights or back-in rights.

5.13	Purchaser Financial Statements
(a)	The Purchaser Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of preceding fiscal periods.
(b)	The Purchaser Financial Statements present fairly in all material respects the assets, liabilities and financial position of Purchaser as at the end of the periods represented thereby, and the results of their operations and the changes in their financial position for the periods then ended (provided that, in the case of the unaudited financial statements, subject to normal year-end adjustments and the exclusion of notes thereto), all in accordance with IFRS consistently applied.
5.14	No Undisclosed Liabilities

Purchaser has no material Liabilities (including Indebtedness), except for (a) those shown on the Purchaser Balance Sheet or in the Purchaser Public Record, (b) those incurred since the Purchaser Balance Sheet Date in the ordinary course of business consistent with past practice (none of which is a Liability resulting from breach of contract, breach of warranty, tort, infringement claim or lawsuit), and (c) those incurred in connection with the Agreement or the transactions contemplated by the Arrangement.

5.15	Absence of Changes

During the period from the date of the most recent balance sheet in the Purchaser Financial Statements to the date of this Agreement, (a) there has been no Material Adverse Effect in respect of Purchaser, and (b) Purchaser has conducted its business in all material respects in the ordinary course of business consistent with past practice.

5.16	Compliance with Applicable Laws

The business of Purchaser is, and has been carried out, in compliance with and not in violation of any Applicable Laws, and Purchaser is not in violation or non-compliance of any Applicable Laws, in each case which have or could reasonably be expected to have, individually or in the aggregate, have a Material Adverse Effect on Purchaser or would significantly impact the ability of Purchaser to consummate the Transactions, and Purchaser has not received any notice of any alleged material violation of any such Applicable Laws.

5.17	Legal Proceedings

Except as would not individually or in the aggregate if determined adversely to Purchaser, have a Material Adverse Effect on Purchaser, there are no Claims before a Governmental Authority which are pending, or to Purchaser’s knowledge, threatened by any Person against Purchaser or, to Purchaser’s knowledge, affecting any of its assets or, to Purchaser’s knowledge, by or against its shareholders relating to Purchaser. Except as would not individually or in the aggregate have a Material Adverse Effect on Purchaser, there are no outstanding order, writ, judgment, injunction, decree, stipulation, determination, award, decision, sanction or ruling entered by or with any Governmental Authority in respect of Purchaser, its assets and/or the Purchaser Shares, and there are no unsatisfied judgments, settlements, penalties or awards for which Purchaser is liable to any Person.

5.18	Anti-Corruption; Anti-Money Laundering

Neither Purchaser, any of its Affiliates nor, to the knowledge of Purchaser, any director, officer, agent, employee or other Person authorized by it or any of its Affiliates to act on their behalf has: (a) directly or indirectly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, directly or indirectly; (c) violated or is in violation of any applicable provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), or any other similar applicable anti-corruption or anti-money laundering law of any jurisdiction; or (d) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, in each case related to this Agreement or the Transaction.

5.19	Reporting Issuer Status

Purchaser is a “reporting issuer” in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Purchaser Shares are listed and posted for trading on the TSX. The Purchaser Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, and Purchaser is in compliance in all material respects with its obligations thereunder. The Purchaser Shares are listed and posted for trading on the NYSE. Purchaser is not in default of any material requirements of any Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any rules or regulations of, or agreement with, the TSX or the NYSE. No delisting, suspension of trading in or cease trading order with respect to Purchaser Shares is pending or, to the knowledge of Purchaser, threatened. The documents and information comprising the Purchaser Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such document or information was subsequently corrected or superseded in the Purchaser Public Record prior to the date hereof. Since January 1, 2023, Purchaser has timely filed with the relevant securities regulatory authorities all material forms, reports, schedules, statements and other documents required to be filed by the Purchaser under Applicable Canadian Securities Laws. Purchaser has not filed any confidential material change report that, at the date hereof, remains confidential.

5.20	No Broker

Purchaser has not retained, engaged or entered into any Contract (whether written or oral) with any Person who is or will be entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from Westbrick or [name of party redacted] in connection with the negotiation, execution or performance of this Agreement and the consummation of the Transaction.

5.21	Principal
(a)	Purchaser is acquiring the Purchased Shares as principal for its own account and not on behalf or for the benefit of any other Person and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same, and Purchaser has no present or contemplated agreement, undertaking arrangement, obligation, Indebtedness or commitment providing for the disposition thereof.
(b)	Purchaser has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Shares, and Purchaser is capable of bearing the economic risks of such investment and is able to bear the complete loss of its investment in the Purchased Shares.
5.22	Independent Investigation

Purchaser acknowledges that (a) it has been furnished, by or on behalf of each of Westbrick and [name of party redacted], the materials relating to the acquisition of the Purchased Shares that it has requested; (b) each of Westbrick and [name of party redacted] has provided Purchaser an adequate opportunity to acquire additional information about Westbrick and [name redacted] Holdco, respectively; and (c) Purchaser has completed to its satisfaction an independent investigation of Westbrick and [name redacted] Holdco, and in making the decision to enter into this Agreement and to consummate the Transaction, Purchaser has relied solely on (i) its own independent investigation of Westbrick and [name redacted] Holdco, including the risks related thereto, and (ii) the express written representations, warranties and covenants of each of Westbrick and [name of party redacted] in this Agreement. Without limiting the foregoing, Purchaser expressly acknowledges the provisions set forth in Section 11.2.

Article 6
COVENANTS

6.1	Access and Information, Integration
(a)	From the date hereof until the Closing Date (or earlier termination of this Agreement in accordance with the terms hereof), subject to any Applicable Laws restricting disclosure and subject to any applicable privilege (including solicitor-client privilege) contractual confidentiality obligations, upon reasonable prior notice, Westbrick shall: (i) afford Purchaser and its Representatives reasonable access, during normal business hours, to the Books and Records, Title and Operating Documents, Contracts, Technology, offices and properties of Westbrick (and such access to the Westbrick personnel) as Purchaser may reasonably request, in order to permit Purchaser to be in a position to expeditiously and efficiently integrate the business and operations of Westbrick (other than the Duvernay Business) with those of Purchaser immediately on, but nor prior to, Closing; and (ii) furnish to Purchaser such additional financial and operational data and other information as Purchaser may from time to time reasonably request. In respect of any Contract withheld from Purchaser on the basis of contractual confidentiality obligations, Westbrick shall promptly advise Purchaser that such Contract is being withheld and, other than in respect of non-disclosure or confidentiality agreements, use commercially reasonable efforts to obtain consent from the applicable counterparty to disclose the Contract to Purchaser (and Purchaser agrees to enter into such customary non-disclosure agreement with the counterparty as may be required to obtain such consent). In no event shall the auditors and independent accountants of Westbrick or any of its Affiliates be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. Notwithstanding any other provision of this Section 6.1(a), the Company shall not be required to furnish to Purchaser or any of its Representative with access to information if such access (x) would cause competitive harm to the Company if the Transaction is not consummated (provided that Westbrick shall grant access to Purchaser’s external counsel to such information on a privileged and confidential basis in connection with obtaining the Key Regulatory Approval), (y) would result in the waiver or forfeiture of any solicitor-client privilege, work product doctrine or similar privilege or (z) would be in violation any Applicable Law or the provisions of any Contract to which the Company is a party.

(b)	All requests for access or information made pursuant to Section 6.1(a) shall be directed to such Person or Persons as may be designated by Westbrick, and Purchaser shall not directly or indirectly contact any Representative of Westbrick or its Affiliates without the prior approval of such designated Person or Persons. Any such access or provision of information shall be supervised by such Persons as may be designated by Westbrick and be conducted in such a manner so as not to unreasonably interfere with any of the business or operations of Westbrick and shall not contravene any Applicable Laws. Purchaser further agrees to comply fully with all rules, regulations and instructions issued to Purchaser by Westbrick in respect of Purchaser’s or its Representatives’ actions while upon, entering or leaving any properties of Westbrick.
(c)	Purchaser agrees to be liable to and to indemnify, defend and hold harmless Westbrick, the Westbrick Shareholders and their Affiliates and their respective partners, directors, officers and employees from and against any and all Losses and Liabilities, including any and all claims and causes of action for personal injury, death or property damage, occurring as a result of Purchaser’s or any of its Representatives’ inspection or physical access to the Books and Records, Title and Operating Contracts, offices and properties of Westbrick.

(d)	From the date hereof until the Closing Date (or earlier termination of this Agreement in accordance with the terms hereof):
(i)	Westbrick shall reasonably confer with Purchaser prior to taking action (other than in emergency situations) with respect to any material operational matters involved in the Business (including, until such time as the Duvernay Spinco Shares are sold, the Duvernay Business), which is not contemplated by the Capex Plan; and
(ii)	Upon written request of the Purchaser (which cannot be made more than once per week), Westbrick shall provide the Purchaser with the amount of Indebtedness owing under the Credit Facilities.
(e)	Westbrick and [name of party redacted] shall promptly advise Purchaser in writing of:
(i)	any material breach by Westbrick or [name of party redacted] of any covenant, obligation or agreement of Westbrick or [name of party redacted] contained in this Agreement;
(ii)	to the extent permitted by Applicable Laws, any material notice or other communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to Purchaser);
(iii)	any material Governmental Authority or Third Party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of Westbrick or the Arrangement;
(iv)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement (and contemporaneously provide a copy of any such written notice or communication to Purchaser); and
(v)	any material change (actual, anticipated, contemplated or, to the knowledge of Westbrick or [name of party redacted] threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, Licences, rights, privileges or Liabilities, whether contractual or otherwise, or of any change in any fact or matter disclosed in writing (including in the Disclosure Schedules) or in any representation or warranty provided by Westbrick or [name of party redacted] in this Agreement which would reasonably be considered material to Purchaser in the context of this Agreement or which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; except the delivery of such notification shall not modify, amend or supersede any act or matter disclosed in writing (including the Disclosure Schedules) or included in such information or any representation or warranty contained in the Agreement or in any certificate or other instrument delivered in connection herewith and it will not affect any right of Purchaser hereunder.

6.2	Financing Cooperation
(a)	Solely in connection with debt financing to be obtained under the Purchaser Credit Facilities, the Purchaser Bridge Loan Facility and any other debt financing which Purchaser may pursue to refinance any or all Indebtedness of the Purchaser that matures prior to March 31, 2025, Westbrick shall, and shall cause its Affiliates to, at the sole cost and expense of Purchaser, use its and their commercially reasonable efforts to (a) make the Financial Statements and any other financial information, and the Westbrick Reserves Report and any other reserve information, of the Company required in connection with the Purchaser’s preparation of pro forma financial statements and reserve information available (or permit Purchaser to make available) to Purchaser and Purchaser’s existing or potential lenders, underwriters and debt investors and their respective financial and legal advisors, including the Debt Financing Sources, related to any such financing, (b) provide customary and reasonable assistance to Purchaser in connection with the due diligence activities of Purchaser and Purchaser’s existing or potential lenders, underwriters and debt investors and their respective financial and legal advisors, including the Debt Financing Sources, related to such financing, (c) provide customary and reasonable assistance with respect to Purchaser’s preparation of pro forma financials, and (d) instruct Westbrick’s independent accountants and independent petroleum engineers to provide customary and reasonable assistance to Purchaser in connection with the due diligence activities of Purchaser and Purchaser’s existing or potential lenders, underwriters and debt investors and their respective financial and legal advisors, including the Debt Financing Sources, related to such financing. Notwithstanding anything to the contrary in this Section 6.2, neither Westbrick, nor its Affiliates or Representatives shall be required to take any action pursuant to this Section 6.2 if any such action would reasonably be expected to (i) unreasonably disrupt or interfere with the Business; or (ii) require Westbrick or any of its Affiliates to pay any fees or expenses or reimburse any expenses prior to the Closing that are not promptly reimbursed by Purchaser; or (iii) otherwise require any such Persons to incur any Liabilities or give any indemnities, (iv) involve the entry by Westbrick or its Affiliates into any agreement or other binding commitment with respect to any arrangement pursuant to such financing which is not conditional on Closing occurring, (v) require Westbrick or any of its Affiliates or Representatives to prepare, compile or certify pro forma financial information or projections, (vi) require Westbrick or any of its Affiliates or Representatives to prepare financial statements other than the Financial Statements, or (vii) interfere with the normal operations of Westbrick.
(b)	Notwithstanding anything in this Agreement to the contrary, no failure by Westbrick to comply with the terms set forth in this Section 6.2 shall be considered for purposes of determining whether the conditions to Closing set forth in Article 7 have been satisfied, it being agreed that the Purchaser’s obligation to consummate the Transaction is not conditional on securing financing.

6.3	Conduct of Business of Westbrick
(a)	During the period from the date hereof to the Closing Date (or earlier termination of this Agreement in accordance with the terms hereof) (the “Pre-Closing Period”), except as required by Applicable Laws, as otherwise expressly permitted or required by this Agreement (including pursuant to the Plan of Arrangement, the Duvernay Spinco Conveyance Agreement, the Duvernay Share Purchase Agreement, and including to complete the Transaction), as Purchaser otherwise consents in writing in advance (which consent shall not be unreasonably withheld, delayed or conditioned), or as expressly disclosed in Section 6.3 the Disclosure Schedule, Westbrick shall:
(i)	except as may be necessary in situations of emergency to preserve life, property or the environment, operate the Assets operated by it (or cause the assets operated by its Affiliates) in the ordinary course of business and in accordance with good industry practices and use its commercially reasonable efforts to preserve intact the Business (including, until such time as the Duvernay Spinco Shares are sold, the Duvernay Business) and its relationships with its material customers, suppliers and creditors;
(ii)	maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices in Western Canada and in compliance in all material respects with all Applicable Laws;
(iii)	use commercially reasonable efforts to assist Purchaser in implementing any action to be taken with respect to termination of the Credit Facilities effective as of the Closing Date as Purchaser may reasonably request, including the delivery to Purchaser no less than five Business Days (or such lesser time as Purchaser and Westbrick agree) prior to the Closing Date of an executed payout letter from its syndicate of banks (or the agent thereunder), setting forth the aggregate amount outstanding under the Credit Facilities as at the date of the statement, which would be required to repay or cash collateralize in full all Liabilities and Indebtedness of Westbrick under the Credit Facilities and which payout letter shall contain a release and discharge of all Encumbrances granted by Westbrick in connection therewith and a termination of the Credit Facilities and all documents related thereto which releases, discharge and termination shall be conditional upon receipt by its syndicate of banks, of the amounts referenced in such payout letter and such other customary conditions acceptable to Westbrick, provided, however that no such actions shall require Westbrick to agree to or make effective any amendments, incur any costs that are not paid for or reimbursed by Purchaser or make any payments in respect of the Credit Facilities if the Arrangement is not consummated.

(b)	During the Pre-Closing Period, except as required by Applicable Laws, as otherwise expressly permitted or required by this Agreement (including pursuant to the Plan of Arrangement, the Duvernay Spinco Conveyance Agreement, the Duvernay Share Purchase Agreement, and including to complete the Transaction), Applicable Laws, or as Purchaser otherwise consents in writing in advance (which consent shall not be unreasonably withheld, delayed or conditioned), or as expressly disclosed in Section 6.3 of the Disclosure Schedule, Westbrick shall not and [name of party redacted] shall cause [name redacted] Holdco to not:
(i)	amend Westbrick’s or [name redacted] Holdco’s Organizational Documents;
(ii)	declare, set aside or pay any cash or non-cash dividend, return of capital or other distribution or payment in cash, shares or property in respect of its securities owned by any Person excluding, for greater certainty, any distribution of the Duvernay Spinco Shares to the Westbrick Shareholders in strict compliance with the Duvernay Alternative Transaction, if applicable;
(iii)	reduce the stated capital of any shares of Westbrick or [name redacted] Holdco;
(iv)	except for issuances of Westbrick Shares on exercise of any Options, issue, grant, sell or pledge or agree to issue, grant sell or pledge any securities of Westbrick or [name redacted] Holdco or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Westbrick or [name redacted] Holdco, or grant any rights, warrants, options, calls or commitments to acquire any such shares or other securities of Westbrick or [name redacted] Holdco;
(v)	split, combine, subdivide, reclassify or redeem, or purchase or otherwise acquire, any of the Purchased Shares, or make any other change with respect to the capital structure of Westbrick or [name redacted] Holdco;
(vi)	other than in connection with the Option Exercise and Surrender Agreements, amend the terms of any of the securities of Westbrick or [name redacted] Holdco, including the Option Agreements and the Option Plans;
(vii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or arrangement or similar action of Westbrick or [name redacted] Holdco;
(viii)	sell, abandon, surrender, lease, license, transfer or dispose of the whole or any part of the Assets: (A) at less than market value; and (B) having value individually in excess of [amount redacted] and in aggregate in excess of [amount redacted], other than Petroleum Substances in the ordinary course;

(ix)	resign or take any action which would result in Westbrick’s resignation or replacement as operator of any of the Assets or the Business (excluding the Duvernay Business);
(x)	create or allow any Encumbrance (other than Permitted Encumbrances) on the Assets;
(xi)	create any subsidiary except Duvernay Spinco;
(xii)	purchase any assets or business of, or shares in, or made any investment in, any Person (including by purchase of all or substantially all of the assets of such business or Person), except in the ordinary course of business or for consideration in excess of [amount redacted];
(xiii)	incur Indebtedness or any other liability or obligation, or issue any debt securities or letters of credit or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or Person, or make any loans or advances, or commit to do any of the foregoing, other than:

(A) to fund amounts otherwise expressly permitted under this Section 6.3;

(B) Indebtedness incurred in the ordinary course of business, including amounts to fund (i) the expenditures specified in (A) above, (ii) account payables incurred in the ordinary course of business, (iii) payroll expenses incurred in the ordinary course of business, (iv) and capital and operating expenditures incurred in the ordinary course of business, (v) general and administrative costs incurred in the ordinary course of business;

(C) Indebtedness incurred for Transaction Expenses and Duvernay Transaction Expenses in connection with the Transactions and any other expenses expressly permitted to be incurred under this Agreement;

(D) Indebtedness related to mark to market amounts for existing Hedging Transactions;

(E) to fund payment of amounts payable in respect of Westbrick Amalco Options, Westbrick RSUs and Westbrick DSUs under the Plan of Arrangement (as such terms are defined in the Plan of Arrangement); or

(F) such other amounts that would not exceeds [amount redacted].

(xiv)	with the exception of the operating costs in the ordinary course of business or otherwise permitted by this Agreements, expend or commit to expend any single amount more than [amount redacted] or more than [amount redacted] in the aggregate with respect to any operating expenses;

(xv)	issue or provide any Credit Support, or amend any Credit Support currently in place;
(xvi)	enter into or terminate any hedges, swaps or other financial instruments or similar transactions;
(xvii)	commence any litigation or settle, pay or discharge or satisfy any claims, Liabilities if any single proposed settlement exceeds [amount redacted] or if all proposed settlements after the date hereof total more than [amount redacted]in the aggregate;
(xviii)	make any Capital Expenditure (or series of related Capital Expenditures) other than (1) in accordance with the Capex Plan, (2) as required to comply with any Applicable Laws or in the event of an emergency to protect life, property or the environment, (3) as required in order to comply with the terms of any Contract to which Westbrick is a party as of the date hereof which has been provided to Purchaser for review; (4) maintenance capital incurred in the ordinary course of business, or (5) in the case of capital expenditures not covered by clauses (1), (2), (3) or (4), that are not in excess of [amount redacted] individually or [amount redacted] in the aggregate;
(xix)	make any material filings with any Governmental Authority without prior consultation with Purchaser except in the ordinary course of business;
(xx)	write off any accounts receivable which is individually in excess of [amount redacted] other than in the ordinary course of business consistent with past practice;
(xxi)	make any change in any method of accounting or accounting practice, except as required by IFRS or Applicable Law, or as expressly disclosed in the notes to the Financial Statements;
(xxii)	make or change any material Tax election, file any amended material Tax Return, change any Tax accounting period, adopt or change any material method of Tax accounting, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability relating to Westbrick or [name redacted] Holdco, as applicable, or take any action or enter into any transaction that would have the effect of materially increasing the Tax liability of Westbrick (unless such action is taken or such transaction is entered into at the direction, or with the concurrence of Purchaser) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, or make any application or request for, or negotiate or conclude any, voluntary Tax disclosure, Tax amnesty or Tax ruling with a Governmental Authority;

(xxiii)	enter into any contract that would have been a Material Contract had it been entered into prior to the date hereof, amend any Material Contract, authorize or propose any release or relinquishment of any right under any Material Contract, or terminate any Material Contract, in each case, other than in relation to a capital project expressly contemplated in the Capex Plan (and in a manner strictly in accordance with such Capex Plan);
(xxiv)	establish, adopt, terminate or materially amend any Benefit Plan;
(xxv)	hire or retain the services of any executive officer or director, or terminate the services of any Westbrick Employee, Westbrick Contractor, executive officer or director, other than for Cause;
(xxvi)	grant any increase in the rate of wages, salaries, benefits, bonuses or other remuneration of the Westbrick Employees, officers or directors, other than as has been disclosed to Purchaser in writing (including in the Data Room) on or prior to the date hereof, including for periodic hourly wage increases for field workers as may be required for crew retention purposes or wage increases for field workers as a result of hourly market rate changes or conditions in order to remain competitive with wages paid by Westbrick’s peers in the ordinary course (provided that the total aggregate amount of all such increases would be reasonable in the circumstances and for certainty not result in a Material Adverse Effect on Company);
(xxvii)	amend, propose, negotiate or grant any change of control, severance, termination pay, pay in lieu of notice of termination or retention policies or arrangements for any directors, officers, Westbrick Employees, or consultants and contractors;
(xxviii)	amend the engagement of its financial advisors and other than RBC and Scotiabank, retain any financial advisor, broker, agent or finder, or pay or agree to pay, any financial advisor, broker, agent or finder; or
(xxix)	voluntarily, directly or indirectly, materially reduce the amount, or materially amend the characterization, of any of its individual categories of Tax Pools or any other tax attributes;
(xxx)	in the case of Westbrick, enter into any new line of business other than the Business, and in the case of [name redacted] Holdco, undertake any business (other than the ownership of the [name redacted] Shares and all matters ancillary thereto); or
(xxxi)	authorize or enter into any binding agreement or commitment with respect to any of the foregoing.
(c)	Except as Purchaser otherwise consents in writing in advance (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Westbrick shall use commercially reasonable efforts to continue to pursue all capital projects set out in the Capex Plan in a manner consistent with the Capex Plan. Westbrick shall, as reasonably requested from Purchaser from time to time (and not more than once weekly) provide status updates on (i) material developments in respect of capital projects set out in the Capex Plan, and (ii) any material variance from the Capex Plan,

(d)	Westbrick shall use commercially reasonable efforts to obtain the Landlord Consents (provided that in no event will receipt of either Landlord Consent be a condition to closing or give rise to a right for Purchaser to terminate this Agreement).
(e)	Except as Purchaser otherwise consents in writing in advance (which consent shall not be unreasonably withheld, delayed or conditioned), Westbrick shall maintain the insurance policies in full force and effect during the Pre-Closing Period and shall not terminate or reduce any insurance coverage prior to Closing.
(f)	For the avoidance of doubt, nothing contained in this Section 6.3 is intended to give Purchaser, directly or indirectly, the right to control or direct the Business prior to Closing in any manner which would constitute a violation of Applicable Laws and subject to Section 6.3, Westbrick shall exercise complete control and supervision over the Business.
6.4	Conduct of Business of Purchaser
(a)	During Pre-Closing Period, except as required by Applicable Laws, as otherwise expressly permitted or required by this Agreement, as Westbrick and [name of party redacted] otherwise consents in writing in advance (which consent shall not be unreasonably withheld, delayed or conditioned), the Purchaser shall:
(i)	Except as may be necessary in situations of emergency to preserve life, property or the environment, Purchaser shall operate its assets operated by it (or cause the assets operated by its Affiliates) in the ordinary course of business and use its commercially reasonable efforts to preserve intact the Purchaser’s business and its relationships with its material customers, suppliers and creditors;
(ii)	Purchaser shall maintain its assets in a proper and prudent manner in accordance with good oil and gas industry practices in predominate areas it operates in and in compliance in all material respects with all Applicable Laws;
(iii)	Purchaser shall not:
(A)	amend Purchaser’s Organizational Documents;
(B)	merge, amalgamate or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(C)	transfer all or substantially all of its properties and other assets to any Person;
(D)	declare or pay any dividend, return of capital or other distribution or payment in cash, shares or property in respect of its securities owned by any Person, except in the ordinary course of business;
(E)	issue, grant, sell or pledge or agree to issue, grant sell or pledge any securities of Purchaser or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Purchaser, other than grants of incentive securities consistent with past practice of the Purchaser or in the ordinary course; or
(F)	amend the terms of any of the securities of Purchaser.
6.5	Additional Covenants of Purchaser
(a)	Purchaser shall use its commercially reasonable efforts to maintain the listing of the Purchaser Shares on the TSX and the NYSE;
(b)	Purchaser shall: (i) apply to the TSX for conditional approval of the listing of the Purchaser Shares issuable pursuant to the Arrangement on the TSX and shall apply to the NYSE for approval of the listing of such Purchaser Shares on the NYSE; and (ii) use commercially reasonable efforts to obtain such conditional approval or approvals, subject only to customary conditions for listing of such Purchaser Shares.
(c)	Purchaser will cause to be taken all necessary corporate action to allot and reserve for issuance the Purchaser Shares to be issued pursuant to the Plan of Arrangement as fully-paid and non-assessable common shares in the capital of the Purchaser.
(d)	The Purchaser will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or similarly designated entity) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the date hereof.
(e)	Purchaser shall not split, combine, reclassify or change any of the Purchaser Shares unless the number of Purchaser Shares to be issued under the Plan of Arrangement is adjusted appropriately to give effect.
(f)	Purchaser will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, required to be made on the part of Purchaser in connection with the transactions contemplated herein.

(g)	Except for proxies and non-substantive communications with the holders of its securities and communications that the Purchaser is required to keep confidential pursuant to Applicable Law, the Purchaser shall furnish promptly to Westbrick and [name of party redacted] counsel, a copy of each notice, report, schedule or other document delivered, filed or received by such Party from holders of such Party’s securities or regulatory agencies in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iii) any dealings with stock exchanges or regulatory agencies, in connection with the transactions contemplated by this Agreement.
(h)	Purchaser shall promptly advise Westbrick and [name of party redacted] in writing of:
(i)	any breach by Purchaser of any covenant, obligation or agreement of Purchaser contained in this Agreement;
(ii)	to the extent permitted by Applicable Laws, any material notice or other communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to Westbrick and [name of party redacted]);
(iii)	any material Governmental Authority or Third Party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of Purchaser (including in relation to the Transaction);
(iv)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement (and contemporaneously provide a copy of any such written notice or communication to Westbrick and [name of party redacted]);
(v)	any circumstance or development that, to the knowledge of the Purchaser, would have a Material Adverse Effect on the Purchaser or which might reasonably be expected to impede, interfere with or delay the Arrangement or prevent the completion of the Arrangement;
(vi)	any material change (actual, anticipated, contemplated or, to the knowledge of Purchaser threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, Licences, rights, privileges or Liabilities, whether contractual or otherwise, or of any change in any fact or matter disclosed in writing or in any representation or warranty provided by the Purchaser in this Agreement which would reasonably be considered material to Westbrick or [name of party redacted] in the context of this Agreement or which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; except the delivery of such notification shall not modify, amend or supersede any act or matter disclosed in writing or included in such information or any representation or warranty contained in the Agreement or in any certificate or other instrument delivered in connection herewith and it will not affect any right of Westbrick or [name of party redacted] hereunder.

6.6	Regulatory Approvals and Consents
(a)	Subject to and in accordance with the other provisions of this Section 6.6, during the Pre-Closing Period, each of Westbrick and Purchaser shall use reasonable best efforts to obtain (and shall cooperate fully with each other Party in obtaining) as promptly as practicable all authorizations, consents, clearances, approvals and orders of Governmental Authorities necessary to consummate the Transaction, including the Key Regulatory Approval (but excluding the Interim Order and Final Order, which is addressed in Section 2.3).
(b)	In furtherance and not in limitation of the foregoing, during the Pre-Closing Period:
(i)	As promptly as practicable after the date hereof, and in any event no later than five Business Days after the date hereof Purchaser and Westbrick shall jointly submit a request that the Commissioner issue an advance ruling certificate pursuant to section 102(1) of the Competition Act, or in lieu thereof issue a Waiver and a No-Action Letter;
(ii)	Upon the request of either the Purchaser or [name of party redacted] (which shall not be made until at least fifteen (15) Business Days following the filing referenced in Section 6.6(b)(i)), each of Purchaser and Westbrick shall make a notification filing with the Commissioner in accordance with Part IX of the Competition Act within ten Business Days of such request. Each of Westbrick, [name of party redacted], and Purchaser shall supply, as soon as practicable, any additional information and documentary material that may be requested by the applicable Governmental Authority pursuant to the Competition Act or any other Applicable Laws and make all subsequent filings and submissions required under the Competition Act or any other Applicable Laws.
(iii)	Neither Westbrick and [name of party redacted] on the one hand, nor Purchaser, on the other hand, may, without the consent of the other Party, (i) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Authority with additional time to review the Transaction, or (ii) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transaction at the behest of any Governmental Authority.

(iv)	Purchaser shall pay (i) all applicable filing fees and Taxes thereon under the Competition Act with respect to the Transaction, and (ii) all reasonable attorneys’ fees, costs and other expenses of Westbrick and the [name of party redacted] incurred in connection with the defence through litigation on the merits of any claim asserted in any court, tribunal, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transaction.
(c)	Without limiting the generality of the other provisions pursuant to this Section 6.6:
(i)	each of Westbrick and Purchaser shall use reasonable best efforts to take or cause to be taken the following actions: (A) the prompt provision to any Governmental Authority of non-privileged information, documents or testimony requested by such Governmental Authority that are necessary, proper or advisable to permit consummation of the Transaction, and (B) the prompt (and in any event not later than reasonably necessary to enable the Closing to occur on or before the Outside Date) taking of reasonable best efforts to avoid an investigation or the entry of, or to effect the dissolution of, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transaction, including the defence through litigation on the merits of any claim asserted in any court, tribunal, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transaction; and
(ii)	in connection with Purchaser’s reasonable best efforts, Purchaser covenants and agrees to take such actions that are required to obtain the Key Regulatory Approval as expeditiously as possible and in any event before the Outside Date, including proposing, negotiating, agreeing to and effecting, by undertaking, consent agreement, hold separate agreement or otherwise (i) the sale, divestiture, licensing, restructuring or disposition of any entities, assets or facilities of Westbrick or any entities, assets, or facilities of Purchaser or its Affiliates; (ii) the termination or assignment of any existing contractual rights, relationships and obligations of Westbrick or Purchaser or its Affiliates, or entry into or amendment of any licensing or contractual arrangements of Westbrick or Purchaser or its Affiliates; and (iii) the taking of any action that, after consummation of the Transaction, would limit the freedom of action of, or impose any other requirement on Westbrick or Purchaser or its Affiliates, with respect to the operation of one or more of the businesses, or the assets, of Westbrick or Purchaser or its Affiliates, respectively; provided that any such action is conditioned upon the completion of the Transaction.
(d)	During the Pre-Closing Period, subject to Applicable Laws including those relating to the sharing of information, each of Westbrick, [name of party redacted] and Purchaser shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request. Each of Westbrick, [name of party redacted] and the Purchaser shall promptly notify each other of any communication any of them receives from any Governmental Authority (other than communications for purely logistical purposes) and permit the other Parties to review in advance and consider in good faith any comments made by the other Parties and their respective counsel on any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) by Westbrick, [name of party redacted] or Purchaser, as applicable, to any Governmental Authority and shall provide each other with copies of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) between Westbrick or Purchaser, as applicable, or any of their respective Representatives, on the one hand, and any Governmental Authority or members of the staff of any Governmental Authority, on the other hand, in each case to the extent relating to the matters that are the subject of this Agreement. None of Westbrick, [name of party redacted] nor Purchaser shall agree to participate in any meeting or discussion (whether by telephone, videoconference or otherwise) with any Governmental Authority relating to the matters that are the subject of this Agreement (including in respect of satisfying or obtaining the Key Regulatory Approval) unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting or discussion. To the extent any Party is not present at a meeting or is not a party to a discussion with any Governmental Authority, the other Party shall advise such absent Parties of the substance of any proposals or any position to be taken by that Party in any such meeting or discussion and keep such absent Parties fully informed of such meetings and discussions promptly after such meetings or discussions have occurred. Each of Westbrick, [name of party redacted] and Purchaser shall keep the other informed of the status of discussions relating to obtaining any authorization, consent, clearance, approval or order contemplated by Section 6.6(a). Notwithstanding the foregoing provisions of this Section 6.6(d), competitively sensitive information of a Party and information relating to valuation of the Assets shall be provided only to external counsel and external experts of the other Party and shall not be shared by such counsel or expert with its client.

(e)	Subject to Section 6.4, Purchaser agrees that, between the date hereof and Closing, it shall not, and shall not permit any of its Affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in or by any other manner or engage in any other transaction or take any other action, if, the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action could be reasonably expected to (i) impose any delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Authority necessary to consummate the Transaction, including the Key Regulatory Approval and any approvals and expiration of waiting periods under applicable antitrust or noncompetition laws, (ii) increase the risk of any Governmental Authority entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transaction or (iii) otherwise delay or impede the consummation of the Transaction.

(f)	Notwithstanding anything in this Section 6.6 (or elsewhere in this Agreement) to the contrary, neither [name of party redacted] nor Westbrick shall be obligated to take any action, including any action contemplated by this Section 6.6, with respect to their Affiliates (other than [name redacted] Holdco).
6.7	Westbrick Employee Matters
(a)	[Employee Matters redacted]
(b)	[Employee Matters redacted]
(c)	[Employee Matters redacted]
(d)	[Employee Matters redacted]
(e)	[Employee Matters redacted]
(f)	[Employee Matters redacted]
(g)	[Employee Matters redacted]
6.8	Additional Shareholders, Options and Awards
(a)	Westbrick shall use commercially reasonable efforts to cause each of the Additional Shareholders to execute and deliver a Letter of Transmittal and Election Form.
(b)	[Optionholder matters redacted]
(c)	[Optionholder matters redacted]
(d)	[Tax matters redacted]
6.9	Additional [name of party redacted] Covenants

Subject to the terms and conditions of this Agreement, [name of party redacted] covenants and agrees with the Purchaser that it shall:

(a)	concurrently with the execution of this Agreement execute the Written Resolution and deliver to Purchaser and Company; and

(b)	not: (i) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, grant a Security Interest in or option, or enter into any derivative transactions in respect of, or otherwise dispose of any right or interest (including any economic consequence of ownership) in, any of the Holdco Shares or Westbrick Shares it beneficially owns or enter into any agreement, arrangement or understanding in connection therewith, other than pursuant to the Arrangement; or (ii) grant or agree to grant any proxy, power of attorney or other right to vote any of the Holdco Shares or Westbrick Shares it beneficially owns, deposit any of its Holdco Shares or Westbrick Shares it beneficially owns into a voting trust or pooling agreement, or enter into any agreement, arrangement or understanding with respect to the voting of any of its Holdco Shares or Westbrick Shares it beneficially owns, other than as provided in this Agreement.
6.10	Purchaser Financing
(a)	Purchaser shall obtain the amounts required to pay, inter alia, the Cash Consideration pursuant to the credit facilities described in the Acquisition Debt Confirmations.
(b)	Purchaser shall: (i) satisfy, or cause to be satisfied, on a timely basis, all conditions, covenants, terms, representations and warranties applicable to Purchaser in the Purchaser Credit Agreement and, if applicable, the Purchaser Bridge Loan Facility; and (ii) enforce its rights under the Purchaser Credit Agreement, and, if applicable, the Purchaser Bridge Loan Facility, including by seeking specific performance of the parties thereunder, if necessary to consummate the Transaction.
(c)	Purchaser will keep the Company and [name of party redacted] fully informed with respect to all material activity concerning the status of the financings referred to in this Section 6.10 and will give the Company and [name of party redacted] prompt notice of any material change with respect to any such financing. Without limiting the generality of the foregoing, Purchaser shall give the Company and [name of party redacted] prompt notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any definitive document related to the Debt Financing of which Purchaser becomes aware, (ii) of the receipt of any written notice or other communication from any Person with respect to any actual or potential breach, default, termination or repudiation by any party to any of the definitive documents related to the Debt Financing or a request for amendments or waivers thereto that are or could be reasonably expected to be adverse to the timely completion of the Debt Financing, (iii) if for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Acquisition Debt Confirmations or the definitive documents related to Debt Financing including if Purchaser has any reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of any definitive document related to the Debt Financing, and (iv) if the Acquisition Debt Confirmations or the definitive documents related to the Debt Financing expire or are terminated for any reason. Without limiting the generality of the foregoing, as soon as reasonably practicable, but in any event within two Business Days after the date the Company and [name of party redacted] deliver to Purchaser a written request, Purchaser shall provide any information reasonably requested by the Company and [name of party redacted] relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.

(d)	Purchaser will not amend, alter or terminate, or agree to amend, alter or terminate, the Purchaser Credit Agreement, Acquisition Debt Confirmations or any definitive agreement or documentation referred to in this Section 6.10 in any manner that could reasonably be expected to impair, delay or prevent the consummation of the Transaction, in each case without the prior written consent of the Company and [name of party redacted], provided that Purchaser may replace and amend any of the credit facilities described in the Acquisition Debt Confirmations so long as the aggregate amount of the Debt Financing is not decreased to an amount less than the Required Funds and such replacement or amendment, as the case may be, would not expand in any material respect the conditions to the Debt Financing as of the date hereof; and in any such event, Purchaser shall disclose to the Company and [name of party redacted] its intention to obtain such alternative financing, shall keep the Company and [name of party redacted] fully informed of the terms thereof; and provided further that, for clarity, nothing herein shall restrict the Purchaser from replacing the Purchaser Bridge Loan Facility with fully funded “high yield” bonds in an aggregate amount of not less than US$300 million.
(e)	Purchaser acknowledges and agrees that its obtaining financing is not a condition to any of its obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of Purchaser. For the avoidance of doubt, regardless of whether any such financing is obtained, Purchaser will continue to be obligated to consummate the Transaction, subject to and on the terms contemplated by this Agreement including Section 11.9.
(f)	Notwithstanding anything to the contrary contained in this Agreement, but without limiting any of the Company’s rights under this Section 6.10(f) or the rights of the parties to the Debt Financing under the terms thereof, the Company, on behalf of itself and each of its Affiliates, hereby waives, any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing and the transactions contemplated hereby or thereby, and the Company agrees not to support or commence, or permit any of its Affiliates to support or commence, any action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Acquisition Debt Confirmations or in respect of any other document or theory of law or equity in connection therewith, whether at law, in contract, in tort or otherwise. In particular, the Company agrees that no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. No Debt Financing Source shall have any liability whatsoever to any of Westbrick, [name of party redacted], [name redacted] Holdco, Westbrick Supporting Shareholders or any of their Affiliates in connection with the Debt Financing or any way related to this Agreement or any of the transactions contemplated hereby, whether at law, in contract, in tort or otherwise, in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Debt Financing Source. Notwithstanding anything to the contrary in this Agreement, (i) no amendment or modification to this Section 6.10(f) (or amendment or modification with respect to any related definitions as they affect this Section 6.10(f)) shall be effective without the prior written consent of each Debt Financing Source and (b) each Debt Financing Source shall be an express third party beneficiary of, and shall have the right to enforce, this Section 6.10(f). This Section 6.10(f) is intended to benefit and may be enforced by the Debt Financing Sources.

(g)	For the avoidance of doubt, nothing contained herein shall in any way limit or modify the rights and obligations of the Purchaser or the Debt Financing Sources set forth under the definitive documents governing the Debt Financing, and nothing herein shall limit or modify the ability of the Company to enforce its rights and remedies against the Purchaser hereunder including, without limitation, seeking specific performance of the Purchaser’s obligations hereunder, including under Section 6.10.
6.11	Pre-Closing Reorganization of [name of party redacted]
(a)	[Pre-closing reorganization matters redacted]

Article 7
CONDITIONS TO CLOSING and closing deliveries

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Transaction are subject to the satisfaction (or waiver by mutual consent of the Parties), at or prior to the Closing, of each of the following conditions:

(a)	Interim Order. The Interim Order shall have been obtained on terms consistent with this Agreement and in form and substance satisfactory to each of the Company, the Purchaser and [name of party redacted], each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Company, the Purchaser or [name of party redacted], each acting reasonably, on appeal or otherwise.
(b)	Final Order. The Final Order shall have been obtained on terms consistent with this Agreement and in form and substance satisfactory to each of the Company, the Purchaser and [name of party redacted], each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Company, the Purchaser or [name of party redacted], each acting reasonably, on appeal or otherwise.
(c)	Articles of Arrangement. The Articles of Arrangement together with the Final Order and all other necessary related documents, in form and substance satisfactory to each of the Company, [name of party redacted] and the Purchaser, each acting reasonably, shall have been sent for filing with the Registrar together with the Final Order in accordance with subsection 193(4.1) of the ABCA.

(d)	Key Regulatory Approval. The Key Regulatory Approval shall have been obtained.
(e)	No Prohibition. No Applicable Laws or preliminary or permanent injunction or other order, decree or ruling issued by a Governmental Authority which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the Transaction shall be in effect; provided, however, that a Party may not rely on this condition if any such injunction or other order, decree or ruling results from the actions of, or claims made by or on behalf of, that Party or any of its Affiliates.
7.2	Conditions to the Obligations of Purchaser

The obligation of Purchaser to complete the Transaction is subject to the satisfaction (or waiver by Purchaser), at or prior to the Closing, of each of the following conditions:

(a)	Representations and Warranties.
(i)	The representations made by the Company and [name of party redacted] in Sections 3.1, 3.3, 3.8, 4.1, 4.3 and 4.4 respectively, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date; except for (A) de minimis inaccuracies; and (B) changes which shall arise upon the implementation of the Arrangement; and
(ii)	all other representations and warranties made by [name of party redacted] in Article 3, and made by Westbrick in Article 4 shall be true and correct as of the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result in a Material Adverse Effect on Company (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored).
(b)	Compliance with Covenants. The covenants and agreements contained in this Agreement that are to be performed on or prior to the Closing by Westbrick and [name of party redacted] shall have been duly performed by Westbrick and [name of party redacted], respectively, in all material respects, provided however, that in respect of Section 6.1(e):
(i)	Westbrick shall be deemed to have cured any failure to “promptly” advise Purchaser of any facts, circumstances or information required thereunder so long as it does so in writing not less than two (2) Business Days prior to Closing (the “Disclosure Date”) and such failure to “promptly” advise Purchaser did not in and of itself have a Material Adverse Effect on the Company; and

(ii)	Westbrick shall not be deemed to have failed to duly perform such covenants contained in Section 6.1(e) to the extent its failure to advise Purchaser of a fact, circumstance or information required thereunder was a fact, circumstance or information of which Purchaser, at the Disclosure Date, otherwise had knowledge.
(c)	Dissent Rights. Holders of no more than 5% of the Westbrick Shares shall have validly exercised, and not withdrawn, Dissent Rights.
(d)	No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect on Company.

The conditions set forth in this Section 7.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived in writing by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

7.3	Conditions to the Obligations of the Company and [name of party redacted].

The obligations of the Company and [name of party redacted] to complete the Transaction is subject to the satisfaction (or waiver by the Company and [name of party redacted]), at or prior to the Closing, of each of the following conditions:

(a)	Representations and Warranties.
(i)	The representations made by Purchaser in Sections 5.1 and 5.2 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made at and as of such time; and
(ii)	all other representations and warranties made by Purchaser in Article 5 shall be true and correct as of the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result in a Material Adverse Effect on Purchaser (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored).
(b)	Covenants. Purchaser shall have paid the Consideration pursuant to Article 2 and the Company and [name of party redacted] shall have received confirmation of receipt of such Consideration by the Depositary (which, in respect of the Share Consideration, may be in the form of an irrevocable treasury direction for up to the Share Maximum) and the other covenants and agreements contained in this Agreement that are to be performed on or prior to the Closing by Purchaser shall have been duly performed by Purchaser in all material respects.

(c)	Exchange Listings. (i) the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of the Purchaser Shares to be issued pursuant to the Arrangement; and (ii) the NYSE shall have approved the issuance of such Purchaser Shares, subject to official notice of issuance, in each case subject only to customary conditions reasonably expected to be satisfied.

The conditions set forth in this Section 7.3 are for the exclusive benefit of Westbrick and [name of party redacted] and may be asserted by Westbrick and [name of party redacted] regardless of the circumstances or may be waived in writing by Westbrick and [name of party redacted] in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Westbrick and [name of party redacted] may have.

7.4	Covenant to Satisfy Closing Conditions.

Subject to Section 6.6 and the other terms and conditions of this Agreement, each of the Parties shall use commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to the completion of the Transaction as set forth in Sections 7.1, 7.2 and 7.3 (to the extent the same is within its control) and to take or cause to be taken all other actions and to do or cause to be done all other things necessary to permit the consummation of the Transaction in accordance with its obligations under this Agreement and to cooperate with each other in connection therewith.

7.5	Deliveries by Purchaser.

At the Closing, Purchaser shall deliver, or cause to be delivered to the Company and [name of party redacted], the following:

(a)	the Key Regulatory Approval; and
(b)	a certificate, signed by a duly authorized officer of Purchaser and dated the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.
7.6	Deliveries by [name of party redacted].

At the Closing, [name of party redacted] shall deliver, or cause to be delivered, to Purchaser the following:

(a)	a Letter of Transmittal and Election Form with share certificates representing all of the [name redacted] Westbrick Amalco Shares held by [name of party redacted];
(b)	evidence of termination of the Registration Rights Agreement; and
(c)	a certificate, signed by an authorized signatory of [name of party redacted], dated the Closing Date, to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) (solely as they relate to [name of party redacted]) have been satisfied; provided, however, that [name of party redacted] shall be entitled to modify their certificate to reflect any event, state of facts or circumstances relating to the representations and warranties of [name of party redacted] that are necessary in order to make such certificate true and correct.

7.7	Deliveries by Westbrick

At the Closing, Westbrick shall deliver, or cause to be delivered, to Purchaser the following:

(a)	any resignations and mutual releases executed by directors and officers of Westbrick received by Westbrick prior to Closing;
(b)	the 11-22 Gas Handling and Transportation Agreement, duly executed by Duvernay Spinco and Westbrick; and
(c)	a certificate, signed by a duly authorized officer of Company and dated the Closing Date, to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) (solely as they relate to the Company) have been satisfied.

Article 8
TERMINATION

8.1	Termination by Mutual Consent.

This Agreement may be terminated at any time prior to the Closing by the mutual written agreement of Westbrick, [name of party redacted] and Purchaser.

8.2	Termination by Any Party.

This Agreement may be terminated by any of the Company, [name of party redacted] or Purchaser at any time prior to the Closing:

(a)	if the Closing Date shall not have occurred on or prior to the Outside Date or such later date as provided for pursuant to Section 8.3 or 8.4, as applicable; provided, however, the right to terminate this Agreement under this Section 8.2(a) shall not be available to a Party if the failure of that Party to fulfill any of its obligations under this Agreement has principally caused or resulted in the failure of the Closing to occur prior to the Outside Date; and provided further that the right to terminate this Agreement under this Section 8.2(a) shall not be available to any Party after the Conditions Satisfaction Date unless the Closing shall not have occurred on the date scheduled therefor in accordance with Section 2.7; or
(b)	if a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.2(b) shall not be available to a Party if the failure of that Party to fulfill any of its obligations under this Agreement has principally caused or resulted in such order, decree, ruling or action, provided that, in each case, the Party seeking to terminate the Agreement under this Section 8.2 shall give written notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of the termination right.

8.3	Termination by Purchaser.

This Agreement may be terminated by the Purchaser prior to the Closing if there has been a breach of any representation, warranty, covenant or agreement made by the Company or [name of party redacted] in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in either case such that any of the conditions set forth in Sections 7.1 and 7.2 would not be satisfied; provided, however, that the Purchaser shall not be entitled to so terminate this Agreement unless the Purchaser has delivered a written notice to the Company and/or [name of party redacted], as applicable, specifying in reasonable detail such breach or condition which the Purchaser is asserting as the basis for exercise of its termination rights. If any such notice is delivered, unless such breach or condition is not capable of being cured, the Purchaser may not terminate this Agreement until the earlier of (i) 30 days after such notice is delivered (which period shall be extended for so long as the Company and/or [name of party redacted] is proceeding diligently to cure such breach or condition) and (ii) one Business Day prior to the Outside Date; provided, however, if such notice is delivered within 30 days of the Outside Date, unless such breach or condition is not capable of being cured, the Outside Date shall be automatically extended until the 30th day after such notice is delivered, and if such breach is cured within the applicable time period, the Purchaser will not be entitled to terminate this Agreement as a result of such breach. Notwithstanding the foregoing, the Purchaser shall not be entitled to terminate this Agreement under this Section 8.3 if the failure to satisfy the particular condition precedent being relied upon as a basis for termination occurred directly or indirectly as a result of, or was contributed to by, a breach by the Purchaser of any of its covenants, obligations, representations or warranties under this Agreement.

8.4	Termination by [name of party redacted] or the Company

This Agreement may be terminated by [name of party redacted] or the Company prior to the Closing if there has been a breach of any representation, warranty, covenant or agreement made by the Purchaser in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in either case such that any of the conditions set forth in Sections 7.1 or 7.3 would not be satisfied; provided, however, that [name of party redacted] and the Company shall not be entitled to so terminate this Agreement unless [name of party redacted] or the Company has delivered a written notice to the Purchaser, specifying in reasonable detail such breach or condition which [name of party redacted] or the Company are asserting as the basis for exercise of their termination rights. If any such notice is delivered, unless such breach or condition is not capable of being cured or if the breach is in respect of a failure to pay the Consideration to the Depositary by the Closing Time, [name of party redacted] and the Company may not terminate this Agreement until the earlier of (i) 30 days after such notice is delivered (which period shall be extended for so long as the Purchaser is proceeding diligently to cure such breach or condition); and (ii) one Business Day prior to the Outside Date; provided, however, if such notice is delivered within 30 days of the Outside Date, unless such breach or condition is not capable of being cured, the Outside Date shall be automatically extended until the 30th day after such notice is delivered, and if such breach is cured within the applicable time period, [name of party redacted] and the Company will not be entitled to terminate this Agreement as a result of such breach. Notwithstanding the foregoing, [name of party redacted] and the Company shall not be entitled to terminate this Agreement under this Section 8.4 if the failure to satisfy the particular condition precedent being relied upon as a basis for termination occurred directly or indirectly as a result of, or was contributed to by, a breach by [name of party redacted] or the Company of any of its covenants, obligations, representations or warranties under this Agreement.

8.5	Effect of Termination

In the event of the termination of this Agreement in accordance with the terms hereof, this Agreement shall thereafter become void and have no effect, and the Parties shall not have any liability to any other Party or their respective Affiliates, or their respective direct or indirect partners, equityholders, directors, officers or employees, pursuant to this Agreement except for the obligations of the Parties contained in Section 6.1(c), this Section 8.5, Section 9.3, Article 11 and any related definitional or interpretive provisions set forth in Article 1, each of which shall remain in full force and effect. Notwithstanding the foregoing, nothing in this Section 8.5 shall relieve any of the Parties from liability for any willful breach of this Agreement that arose prior to such termination.

Article 9
ADDITIONAL COVENANTS

9.1	Preservation of Records.

The Purchaser shall take all reasonable steps to preserve and keep the records of Westbrick and [name redacted] Holdco delivered to it in connection with the completion of the transactions contemplated by this Agreement for a period of six years from the Closing Date, or for any longer period as may be required by any Applicable Laws or Governmental Authority, and shall make such records available to [name of party redacted] and any Additional Shareholders on a timely basis, during regular business hours as may be reasonably necessary and requested by them to the extent required for the purposes of:

(a)	preparing Tax Returns or responding to or disputing any Tax audit;
(b)	in the case of [name of party redacted], the determination of any matter relating to the rights and obligations of [name of party redacted] under this Agreement; or
(c)	such other purposes for which access to such documents is agreed by the Parties to be reasonably necessary,

provided, however, that access to such records shall not interfere with the normal operations of Westbrick, Purchaser or their Affiliates, and the reasonable out-of-pocket expenses of Westbrick, Purchaser and their Affiliates in connection therewith shall be paid by [name of party redacted] or such Additional Shareholder requesting such records. Purchaser and Westbrick shall have the right, as a precondition to the release of such records, to require [name of party redacted] or the Additional Shareholder requesting such records, to execute a confidentiality agreement, in form acceptable to such parties, acting reasonably, in respect of the non-disclosure or use of such records for any purpose other than the agreed permitted purpose stated herein.

9.2	Stub Period Returns and Other Tax Matters.
(a)	The Purchaser shall cause Westbrick, [name redacted] Holdco and Westbrick Amalco to duly and timely make or prepare all Tax Returns required to be made or prepared by Westbrick, [name redacted] Holdco and Westbrick Amalco, respectively, and to duly and timely file all Tax Returns required to be filed by Westbrick, [name redacted] Holdco and Westbrick Amalco in respect of any Pre-Closing Tax Period or Straddle Period (collectively, the “Stub Period Returns”) and for which such Stub Period Returns have not been filed as of the Closing Date.
(b)	Westbrick, [name of party redacted] and the Purchaser shall co-operate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Stub Period Return, and any pending or threatened audit, legal proceeding or assessment with respect thereto or to Taxes, of each of Westbrick, [name redacted] Holdco and Westbrick Amalco in respect of any Pre-Closing Tax Period or Straddle Period and shall preserve such data and other information until the expiration of any applicable limitation period under any Applicable Laws with respect to Taxes. Such cooperation shall include the retention and (upon the relevant Party’s request) the provision of records and information which are reasonably relevant to any such legal proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. In furtherance of the foregoing, each of Westbrick and [name redacted] Holdco (before the Closing) and [name of party redacted] (after the Closing) agree to cooperate with Purchaser and provide any relevant information within its possession requested by Purchaser that is reasonably necessary for the Purchaser to determine the limitations, if any, on any of Westbrick Amalco’s Tax Pool carry-forwards or balances. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall Westbrick or [name of party redacted] be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of the Purchaser or its Affiliates.
(c)	If, at any time after the Closing Date, Purchaser or [name of party redacted] determines, or becomes aware that an “advisor” (as is defined for purposes of section 237.3 or section 237.4 of the Tax Act) has determined, that the transactions contemplated by this Agreement are or would be subject to the reporting requirements under section 237.3 or the notification requirements under proposed section 237.4 of the Tax Act (in this Section 9.2(c), the “Disclosure Requirements”), Purchaser or [name of party redacted], as the case may be, will promptly inform the other Party of its intent, or its advisor’s intent, to comply with the Disclosure Requirements and the Parties will cooperate in good faith to determine the applicability of such requirements. In the event that, following such cooperation, it is ultimately determined that any Party is required to file any applicable information return, notification and/or disclosure in accordance with the Disclosure Requirements (in this Section 9.2(c), in each case, a “Mandatory Disclosure”), each Party required to file a Mandatory Disclosure (in this Section 9.2(c)), a “Disclosing Party”) shall submit to the other Party a draft of such Mandatory Disclosure at least 30 days before the date on which such Mandatory Disclosure is required by Applicable Law to be filed, and such other Party shall have the right to make reasonable comments or changes on such draft by communicating such comments or changes in writing to the Disclosing Party at least 15 days before the date on which such Mandatory Disclosure is required by Applicable Law to be filed. The Disclosing Party shall consider in good faith any such comments or changes proposed by the other Party and shall incorporate such comments or changes which the Disclosing Party determines are reasonable and in accordance with law.

(d)	The parties hereto confirm that (i) no portion of any amount payable under this Agreement is paid in respect of or allocated to the covenants granted under section 10.2, (ii) such covenants are integral to this Agreement, and (iii) such covenants are granted to maintain and preserve the fair market value of the Westbrick Shares and meet the requirements specified in clause 56.4(7)(b)(ii)(B) or subsection 56.4(6) of the Tax Act (and the equivalent provisions of any applicable provincial tax legislation), such that subsection 56.4(5) of the Tax Act (and the equivalent provisions of any applicable provincial tax legislation) applies to such covenants.
(e)	If, at any time after the date hereof, Westbrick Amalco is assessed for Taxes under subsection 185.1(1) of the Tax Act (or equivalent provision under any Applicable Law) in respect of an “excessive eligible dividend designation” within the meaning of subsection 89(1) of the Tax Act (or equivalent provision under any provincial Tax Law) in respect of any dividend paid on or before the Closing Date by Westbrick or [name redacted] Holdco, the Purchaser shall cause Westbrick Amalco to make the election under subsection 185.1(2) of the Tax Act (or equivalent provision under any Applicable Law) in prescribed manner and within the time specified in subsection 185.1(2) (or equivalent provision under any Applicable Law), in respect of any such “excessive eligible dividend designation” so as to treat such excess amount as a separate taxable dividend and [name of party redacted] and the Additional Shareholders, as applicable, hereby concur with the making of the election under subsection 185.1(2) of the Tax Act (or equivalent provision under any Applicable Law) to treat such excess amount as a taxable dividend and shall cooperate with Westbrick Amalco and take all steps necessary in order to make such election.
(f)	If, at any time after the date hereof, Westbrick Amalco is assessed for Taxes under subsection 184(2) of the Tax Act (or equivalent provision under any Applicable Law) in respect of a dividend paid on or before the Closing Date in respect of which Westbrick or [name redacted] Holdco, as applicable, made a capital dividend election under subsection 83(2) of the Tax Act (or equivalent provision under any Applicable Law), the Purchaser shall cause Westbrick Amalco to make the election under subsection 184(3) of the Tax Act (or equivalent provision under any Applicable Law) in the prescribed manner and within the time specified in subsection 184(3) (or equivalent provision under any Applicable Law) in respect of any such excessive capital dividend election so as to treat such excess amount as a separate taxable dividend and [name of party redacted] and the Additional Shareholders, as applicable, hereby concur with the making of an election under subsection 184(3) of the Tax Act (or equivalent provision under any Applicable Law) to treat such excess amount as a taxable dividend and shall cooperate with Westbrick Amalco and take all steps necessary in order to make such election.

9.3	Confidentiality and Public Announcements.
(a)	Prior to the Closing, the Purchaser shall keep confidential all information disclosed to it by Westbrick or [name of party redacted] or their Representatives relating to [name of party redacted], and the Company shall keep confidential all information disclosed to it by the Purchaser or its Representatives relating to the Purchaser and its business and assets (including all information relating to the Debt Financing and the Debt Financing Sources), except information which:
(i)	at the time of disclosure to the Purchaser or the Company, as applicable, is generally available to and known by the public (other than as a result of a disclosure by Purchaser or the Company, as applicable, or by any of their respective Representatives);
(ii)	is or was received by Purchaser or Company, as applicable, on a non-confidential basis from a source other than one of the other Parties who was not prohibited from transmitting the information to Purchaser or Company, as applicable, by a confidentiality agreement with or other contractual, legal or fiduciary obligation to one of the other Parties;
(iii)	heretofore disclosed to Purchaser or Company, as applicable, by one of the Parties hereto on a non-confidential basis; and
(iv)	was known by Purchaser or Company, as applicable, prior to disclosure hereunder and is not subject to a confidentiality obligation.

Each of Purchaser and Company acknowledges and agrees that any information of [name of party redacted] or the Purchaser, respectively, made available to Purchaser or the Company pursuant to Section 6.1 or otherwise by or on behalf of [name of party redacted] or the Purchaser, respectively, or by any of their respective Representatives prior to the Closing shall be subject to the terms and conditions of this Section 9.3.

(b)	If this Agreement is terminated without completion of the transactions contemplated by this Agreement, (i) the Purchaser shall promptly provide evidence of the destruction of all documents, work papers and other material (including all copies) obtained from Westbrick or [name of party redacted] in respect of Westbrick or [name of party redacted], and not previously made public and shall continue to maintain the confidence of all such information, and (ii) the Company and [name of party redacted] shall promptly provide evidence of the destruction of all documents, work papers and other material (including all copies) obtained from the Purchaser in respect of the Purchaser, the Debt Financing or the Debt Financing Sources, and not previously made public and shall continue to maintain the confidence of all such information. Notwithstanding the foregoing, the Purchaser, the Company and [name of party redacted] may each retain data or records in electronic form for the purposes of backup or recovery in accordance with its data retention policies, so long as such data or records, to the extent not permanently deleted or overwritten in the ordinary course of business, are not accessible in the ordinary course of business and are not accessed except as required for backup or recovery and Purchaser, the Company and [name of party redacted] shall each continue to maintain such confidence and be prohibited from using of all such information. If such data or records are restored or otherwise become accessible, they must be promptly permanently deleted.

(c)	The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If, for any reason, the Transaction is not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Purchaser acknowledges and agrees that any information made available to Purchaser pursuant to Section 6.1 or otherwise by or on behalf of the Company or any of its respective Representatives prior to the Closing shall be subject to the terms and conditions of the Confidentiality Agreement.
(d)	For the period from the date hereof until two (2) years from the Closing, neither [name of party redacted] nor any of its Affiliates who received Business Information shall disclose, divulge, reveal, report, publish, make use of, or transfer to any Person, other than to Purchaser or Westbrick, any confidential or proprietary information comprised in or pertaining to (i) Westbrick, the Assets or the Business; or (ii) the Purchaser, the Debt Financing or the Debt Financing Sources, (collectively, the “Business Information”), excepting only disclosure or use of Business Information:
(i)	to any Governmental Authority or to the public, but in either case, only if and to the extent that such disclosure is required under any Applicable Laws or any stock exchange rule or policy to which such Party or its Affiliates are subject;
(ii)	in a claim brought by any Party in the pursuit of its remedies under this Agreement or the defence of a claim by any Party under this Agreement,
(iii)	in the preparation of any Tax Return or financial statements, or
(iv)	as may be consented to in writing by Purchaser.

If [name of party redacted] or any of its Affiliates is required by Applicable Law or required by law, regulation or legal, judicial or administrative process (including, without limitation, an audit or examination by a regulatory authority or self-regulatory organization) to produce or divulge any of the Business Information to any Person whatsoever, [name of party redacted] shall, to the extent legally permissible, promptly notify Purchaser of such requirement so that Purchaser may seek a protective remedy or other appropriate remedy; provided, however, that no such notice shall be required to the extent [name of party redacted] or its Affiliates are requested or required to disclose Business Information to the applicable regulatory authorities or self-regulatory organizations having supervisory jurisdiction over [name of party redacted] or such Affiliates during the course of any regulatory audit or examination. [name of party redacted] shall, or shall cause its Affiliate to, cooperate with Purchaser on a reasonable basis in any attempt by Purchaser to obtain a protective order or other appropriate remedy. Such protective order or other appropriate remedy shall be obtained at Purchaser’s sole cost and expense. In any event, [name of party redacted] or its Affiliate which is so required to produce or divulge the Business Information will only furnish that portion of the Business Information that it is legally required to disclose.

(e)	Notwithstanding anything to the contrary, the restrictions set forth in Section 9.3(d) shall not apply to, and neither [name of party redacted] nor its Affiliates will be liable for disclosure of, Business Information which:
(i)	is or becomes publicly known or available through means other than as a result of disclosure by [name of party redacted], its Affiliates, or the Additional Shareholders; or
(ii)	was obtained by [name of party redacted], its Affiliates on a non-confidential basis from a source other than Westbrick or its Affiliates, Representatives, or the Additional Shareholders, provided that the source of such information was not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality or secrecy to, Westbrick, the Purchaser or any other party with respect to such information.
(f)	The Parties have agreed on the form of the press release to be issued by Purchaser promptly after the execution of this Agreement insofar as such press release relates to this Agreement and the Transaction, provided however, that notwithstanding the foregoing a full and complete copy of the press release shall be provided to the Company.
(g)	No Party shall (and each Party shall cause its respective Affiliates not to) otherwise disclose the contents or existence of this Agreement or any information provided hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing contained in this Agreement shall prevent a Party (or its Affiliates) from disclosing any information (i) to any Governmental Authority or to the public, but in either case, only if and to the extent that such disclosure is required under any Applicable Laws (including continuous and timely disclosure requirements under Applicable Canadian Securities Laws or Applicable U.S. Securities Laws) or any stock exchange rule or policy (including the TSX or the NYSE) to which such Party or its Affiliates are subject, (ii) to any Governmental Authority or to a Third Party, but in either case, only if and to the extent that such disclosure is required in order to obtain a Key Regulatory Approval, (iii) to Westbrick Shareholders in connection with the Notice of Written Resolution, or (iv) such disclosure is otherwise contemplated herein, provided that, in each such instance, the Party that proposes to make such a disclosure (whether directly or through one or more of its Affiliates) shall advise the other Party of such proposed disclosure and such Party shall use its reasonable efforts to prevent the disclosure of any such information that is not required to be disclosed for the listed purposes. In the event that a Party (or its Affiliates) is required to disclose information in accordance with the procedures set out in this Section 9.3(g), the non-disclosing Party shall, to the extent practicable, be provided with reasonable time to review such disclosure prior to dissemination, and the suggested revisions proposed by the non-disclosing Party and its professional advisors will be considered and accepted or rejected in good faith by the disclosing Party and its professional advisors. Notwithstanding the foregoing, the Parties and their applicable Affiliates may make any disclosures that are otherwise prohibited by this Section 9.3(g) so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Parties in accordance with this Section 9.3(g).

9.4	D&O Insurance and Continuance of Directors’ and Officers’ Indemnification
(a)	The provisions of any document, including any insurance policy maintained by Westbrick, concerning the elimination of liability and indemnification of directors and officers shall not be amended in any manner that would adversely affect the rights thereunder of any person that is currently an officer or director of Westbrick. Without limiting the generality of the foregoing, for a period of six years after the Closing Time, the Purchaser shall, or shall cause Westbrick or any successor of Westbrick to, maintain Westbrick’s current directors’ and officers’ insurance policy or an equivalent policy subject, to terms and conditions (when considered as a whole) no less advantageous to the directors and officers of Westbrick than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Westbrick, covering claims made prior to the Closing Time. Prior to the Closing Time, Westbrick shall purchase run-off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six years after the Closing Time.
(b)	From and after the Closing Date, the Purchaser and Westbrick Amalco (the “D&O Indemnitors”) shall indemnify, hold harmless and defend each person who is a former officer or director of Westbrick (the “D&O Indemnitees”) against all Losses arising out of or relating to acts or omissions (or alleged acts or omissions) of any of the D&O Indemnitees in their capacities as such, which acts or omissions occurred prior to the Closing. The D&O Indemnitors shall promptly advance expenses in connection with such indemnifications provided that, to the extent required by Applicable Laws, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(c)	The Purchaser, on behalf of each of the D&O Indemnitors, represents and covenants from and after the Closing Date that there has not been and will not be any assignment or other transfer of any right or interest in any Losses that such D&O Indemnitor has or may have against the D&O Indemnitees, and agrees to indemnify and hold each D&O Indemnitees harmless from any Losses, directly or indirectly incurred by any of the D&O Indemnitees as a result of any Person asserting any right or interest pursuant to any such assignment or transfer of any such right or interest.
(d)	In the event that the Purchaser, Westbrick or any of its successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or Westbrick shall assume all of the obligations thereof set forth in this Section 9.4.
(e)	[name of party redacted] confirms that it holds the benefit of the indemnity provisions in this Section 9.4 in trust for the D&O Indemnitees.
9.5	Environmental Matters.

Purchaser acknowledges that it is acquiring Westbrick and the Business (excluding the Duvernay Business) on an “as is, where is” basis and that, except as set forth in Section 4.34, it is not entitled to rely upon any representation or warranty of Westbrick or [name of party redacted] as to the condition, environmental or otherwise, of the Assets. Purchaser hereby agrees that, from and after the Closing, it shall indemnify, defend and hold harmless each of the Westbrick Shareholders, their Affiliates and their and Westbrick’s respective directors, officers, direct or indirect equityholders, trustees and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Westbrick Indemnified Parties”) from and against any and all Losses suffered or incurred by any of the Westbrick Indemnified Parties to the extent arising out of or in connection with any Environmental Liabilities, whether occurring or accruing before, on or after the Closing Date. Purchaser, on its own behalf and on behalf of its Affiliates, agrees that, from and after the Closing: (a) Purchaser and its Affiliates shall be solely responsible for all Environmental Liabilities as between any of the Westbrick Indemnified Parties, on the one hand, and Westbrick (and upon completion of the Amalgamation, Westbrick Amalco), Purchaser and its Affiliates, on the other hand, (b) Purchaser agrees to cause any assignee of its interest in any of the Assets to also assume and become liable to the Westbrick Indemnified Parties for all Losses suffered or incurred by any of the Westbrick Indemnified Parties arising out of or connected with any Environmental Liabilities whether occurring or accruing before, on or after the closing date of a transaction between Purchaser as seller and such assignee as buyer in respect of any of the Assets; (c) Westbrick (and upon completion of the Amalgamation, Westbrick Amalco), Purchaser and its Affiliates hereby waive, and acknowledge and agree that none of them shall exercise, any right or remedy against any of the Westbrick Indemnified Parties in respect of any Environmental Liabilities that Westbrick (and upon completion of the Amalgamation, Westbrick Amalco), Purchaser or any of its Affiliates may otherwise have under any Applicable Laws, including any right to name any of the Westbrick Indemnified Parties as a Third Party under any action commenced or enforcement proceeding by or against Purchaser or any of its Affiliates, and (d) Westbrick (and upon completion of the Amalgamation, Westbrick Amalco), Purchaser and its Affiliates hereby release the Westbrick Indemnified Parties from any and all claims whatsoever Purchaser or any of its Affiliates may have against any of the Westbrick Indemnified Parties with respect to any and all Environmental Liabilities. In addition, the Westbrick Indemnified Parties shall also retain those other rights and remedies available to them under Applicable Laws with respect to any claim any of them may have against Westbrick, Purchaser and their respective Affiliates under this Section 9.5. [name of party redacted] confirms that it holds the benefit of the provisions in this Section 9.5 in trust for the Westbrick Indemnified Parties.

9.6	Privacy Matters.
(a)	For the purposes of this Section 9.6, “Transferred Information” means Personal Information disclosed or conveyed to one Party hereto or any of its Representatives or agents (each a “Receiving Party”) by or on behalf of another Party hereto (a “Disclosing Party”) as a result of or in conjunction with the Transaction, and includes all such personal information disclosed to the Receiving Party prior to the execution of this Agreement.
(b)	Each Disclosing Party shall ensure that any Transferred Information with respect to which it is responsible for disclosing to a Receiving Party is necessary for the purposes of determining if the parties hereto shall proceed with the Transaction, and if the determination is made to proceed with said transactions, to complete them.
(c)	Each Receiving Party covenants and agrees to:
(i)	prior to the completion of the Transaction: (A) use and disclose the Transferred Information solely for the purpose of reviewing and completing such transactions, including for the purpose of determining whether to complete such transactions; (B) protect the Transferred Information by security safeguards appropriate to the sensitivity of such Transferred Information; and (C) if the Transaction does not proceed, return the Transferred Information to the Disclosing Party or destroy it, at the Receiving Party’s election, within a reasonable time; and
(ii)	after the completion of the Transaction: (A) use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected, or permitted to be used, or disclosed, prior to the completion of such transactions, unless (x) the Disclosing Party or Receiving Party have first notified such individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such additional purpose, or (y) such use or disclosure is permitted or authorized by Applicable Laws, without notice to, or consent from, such individual; (B) protect the Transferred Information by security safeguards appropriate to the sensitivity of such information; and (C) as required in accordance with Applicable Laws, give effect to any withdrawal of consent made by an individual to whom the Transferred Information relates.

(d)	Where required by Applicable Laws, Westbrick will promptly notify the individuals to whom the Transferred Information relates that the Transaction has taken place and that the Transferred Information has been disclosed to the other Parties.
9.7	Insurance
(a)	[Insurance matters redacted]
(b)	[Insurance matters redacted]
(c)	[Insurance matters redacted]
(d)	[Insurance matters redacted]

Article 10
NO SHOP, NON-SOLICIT

10.1	No Shop
(a)	Westbrick and [name of party redacted] shall immediately cease and cause to be terminated all existing solicitations, discussions and negotiations (including, without limitation, through any of their respective Representatives), with any parties (other than Purchaser) initiated or conducted before the date of this Agreement with respect to any proposal that constitutes, or may reasonably be expected to constitute an Acquisition Proposal. Westbrick and [name of party redacted] each represent and warrant that it has not waived, amended or failed to enforce any standstill provisions contained in a confidentiality agreement or otherwise for any Person other than Purchaser. Westbrick and [name of party redacted] shall:
(i)	enforce against all Third Parties, other than Purchaser, the terms of any confidentiality, standstill or similar agreement or restriction to which Westbrick or [name of party redacted], as applicable, is a party (and shall not provide any consent that would relieve any such third party from any such restriction); provided that it is acknowledged by Purchaser that the automatic termination or release of any such agreement or restriction solely as a result of entering into this Agreement shall not be a violation of this Section 10.1; and
(ii)	immediately discontinue, and shall cause its Representatives to discontinue, access to any of Westbrick’s or [name redacted] Holdco’s confidential information and not allow or establish access to any of its confidential information, or any data room, virtual or otherwise and shall promptly request, to the extent that it is entitled to do so, and exercise all rights it has to discontinue access to, and require the return or destruction of, all confidential information provided to any third parties who have entered into a confidentiality agreement with Westbrick or [name of party redacted] or their respective Representatives relating to an Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured.

(b)	Westbrick and [name of party redacted] shall not, directly or indirectly, do or authorize or permit any of their respective Representatives to do, any of the following:
(i)	solicit, assist, initiate or knowingly facilitate or take any action to solicit or knowingly facilitate, or initiate any Acquisition Proposal, or offer that constitutes or may constitute or would reasonably be expected to lead to an Acquisition Proposal, including by way of furnishing information or access to properties, facilities or books and records;
(ii)	enter into or otherwise engage or participate in any discussions or negotiations regarding any inquiry, proposal or offer that constitutes or may constitute or would reasonably be expected to lead to an Acquisition Proposal, or furnish or provide access to any information with respect to its businesses, properties, operations, prospects, securities or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, knowingly facilitate, any effort or attempt of any other Person to do or seek to do any of the foregoing;
(iii)	withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in any manner adverse to Purchaser, the Westbrick Board Recommendation;
(iv)	waive, modify or release any third party from, or enter into or participate in any discussions, negotiations or agreements to waive, modify, release any third party from, or provide any consent to any third party under, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; provided that it is acknowledged by Purchaser that the automatic termination or release of any such agreement or restriction solely as a result of entering into this Agreement shall not be a violation of this Section 10.1;
(v)	accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse, an Acquisition Proposal;
(vi)	for a period in excess of three Business Days, take no position or a neutral position with respect to, a publicly announced or publicly proposed Acquisition Proposal; or

(vii)	otherwise take any action that could reasonably be expected to lead to an Acquisition Proposal.
(c)	Westbrick and [name of party redacted] shall promptly (and in any event within 48 hours) notify Purchaser of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Westbrick or [name redacted] Holdco, the Business (excluding the Duvernay Business), or their assets in connection with an Acquisition Proposal, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making, any inquiry, proposal, offer or request. Westbrick and [name of party redacted] shall keep Purchaser promptly and fully informed of each change in the proposed consideration to be offered pursuant to such Acquisition Proposal and of each material change in any of the terms of such Acquisition Proposal and shall provide to Purchaser copies of all correspondence with the Person making such Acquisition Proposal, with respect to such Acquisition Proposal or proposal, inquiry, offer or request if in writing or in electronic form, and if not in writing or in electronic form, a description of the terms of such correspondence. Purchaser agrees with Westbrick that all information that may be provided to it by Westbrick with respect to any such acquisition shall be held confidential in accordance with the terms of the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.
10.2	Non-Solicitation
(a)	[Name of party redacted] covenants and agrees with Purchaser and Westbrick that, beginning on the date hereof and for a period of one year from and after the Closing Date, [name of party redacted] shall not, and shall cause its Affiliates to not, without prior written approval of the Purchaser, directly or indirectly, either individually or in partnership or jointly or in conjunction with any Person hire or solicit any Westbrick Contractor or Westbrick Employee (other than any Management Personnel or, following the Transition Period, the Transition Employees) that is a senior employee with whom [name of party redacted] first had contact in connection with the matters contemplated hereunder or encourage any such employee to leave such employment or hire any such employee who has left such employment (including any encouragement to transition his or her employment to support the Duvernay Business, whether for Duvernay Spinco or otherwise).
(b)	Notwithstanding anything to the contrary in the foregoing, nothing in this Section 10.2 shall prevent [name of party redacted] from soliciting or hiring any Westbrick Employee that:

(i)	responds to a general solicitation of employment through advertisement not targeted specifically at Westbrick Employees,
(ii)	contacts [name of party redacted] on his or her own initiative (without any inducement or encouragement from [name of party redacted]) for the purposes of obtaining employment with [name of party redacted]; or
(iii)	is referred to [name of party redacted] by search firms, recruiting firms, employment agencies or other similar entities, provided that such entities have not been specifically instructed by [name of party redacted] to solicit employees or consultants of the Westbrick Employees.
(c)	Each Party hereby agrees that, without in any way derogating from any other covenants provided by it, all the restrictions in Section 10.2 (including the limitations of time, scope and geography) are reasonable and valid and all defences to the strict enforcement thereof are hereby waived. Each Party agrees that the covenants set forth in Section 10.2 are drafted to and are intended to comply with and be enforceable under Applicable Law. The Parties acknowledge and agree that if the scope of any of the covenants in Section 10.2 is deemed to be too broad in any Court proceeding, the Court may reduce the scope as deemed reasonable under the circumstances. Each Party acknowledges and agrees that this non-competition covenant is integral to this Agreement and is being granted to maintain or preserve the fair market value of the Purchased Shares.
(d)	[Name of party redacted] acknowledges that any breach or threatened breach of this Section 10.2 may cause serious and irreparable damage and harm to Purchaser and that remedies under Applicable Law may be inadequate to protect against breach or threatened breach of this Section 10.2. [Name of party redacted] accordingly agrees in advance to the granting of injunctive relief in favour of Purchaser for any breach or threatened breach of this Section 10.2 and to the specific enforcement of its terms, without proof of actual damages and without the requirement to post a bond or other security, in addition to any other remedy to which Purchaser is entitled at law or in equity.

Article 11
MISCELLANEOUS

11.1	No Survival

Except in the case of Fraud, and assuming Closing occurs, none of the representations, warranties, or pre-Closing covenants of Westbrick, [name of party redacted] or Purchaser in this Agreement or certificate delivered at Closing pursuant to this Agreement (other than as set forth in the Letter of Transmittal and Election Form) shall survive the Closing, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 11.1 nor anything else in this Agreement to the contrary shall limit the survival of any covenant of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants shall survive the Closing in accordance with their respective terms (including the terms of Sections 2.10(b), 2.10(c) or 2.10(d)). Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that, except in the case of Fraud and assuming Closing occurs, neither [name of party redacted] nor Westbrick shall have any responsibility for any Losses or Liabilities incurred by the Purchaser or any of its Affiliates, successors or assigns for any inaccuracy or breach of any of [name of party redacted]’s or Westbrick’s representations, warranties, or pre-Closing covenants contained in this Agreement. [name of party redacted] on behalf of itself and its Affiliates, acknowledges and agrees that, except in the case of Fraud and assuming Closing occurs, Purchaser shall not have any responsibility for any Losses or Liabilities incurred by [name of party redacted] or any of its Affiliates, successors or assigns for any inaccuracy or breach of any of Purchaser’s representations, warranties, or pre-Closing covenants contained in this Agreement.

11.2	No Other Representation or Warranties
(a)	Except for the representations and warranties contained in Section 2.1(b), Article 3 and Article 4, the Duvernay Spinco Conveyance Agreement and in the Letter of Transmittal and Election Forms:
(i)	neither Westbrick (nor, upon the completion of the Amalgamation, Westbrick Amalco), [name of party redacted], any of their Affiliates nor any of their respective Representatives has made or is making, and Purchaser has not relied on, any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, in fact or by law, with respect to Westbrick, Westbrick Amalco, [name of party redacted], [name redacted] Holdco, the Additional Shareholders, the Purchased Shares, the Business, the Assets or otherwise in connection with this Agreement or the Transaction, including as to the accuracy or completeness of any such information;
(ii)	no Person has been authorized by Westbrick (nor, upon the completion of the Amalgamation, Westbrick Amalco), [name of party redacted], [name redacted] Holdco or the Additional Shareholders to make any representation or warranty relating to Westbrick, Westbrick Amalco, [name of party redacted], [name redacted] Holdco, the Additional Shareholders, the Purchased Shares, the Business, the Assets or otherwise in connection with this Agreement or the Transaction, including as to the accuracy or completeness of any such information;
(iii)	each of Westbrick and [name of party redacted] disclaim, on behalf of themselves, their successors and assigns and each of their respective Affiliates, all liability and responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to Purchaser or its Affiliates, including any materials or information made available in the Data Room or in connection with presentations by Westbrick’s management; and

(iv)	none of Westbrick (nor, upon the completion of the Amalgamation, Westbrick Amalco), [name of party redacted], their respective Affiliates or any of their respective Representatives has made or is making, and Purchaser has not relied on, any representations or warranties, direct or indirect, express or implied, in fact or by law, to Purchaser or any other Person regarding the probable success or profitability of the business or operations of Westbrick or Westbrick Amalco (whether before or after the Closing), including regarding the possibility or likelihood of any action, application, challenge, claim, proceeding or review, regulatory or otherwise, including, in each case, in respect of the future occurrence of any environmental condition, Release or hazard, or any mechanical or technical issue, problem, or failure, or of any interruption in service, or of any increase, decrease or plateau in the quantity, quality or recoverability of Petroleum Substances, or revenue derived therefrom, or of the possibility, likelihood or potential outcome of any complaints, controversies or disputes with respect to existing or future customers or suppliers.
(b)	Purchaser shall not be permitted to terminate this Agreement nor claim that the condition in Section 7.2(a) has not been met based upon or arising out of any inaccuracy in or breach of any of the representations or warranties by the Company or [name of party redacted] set out in this Agreement if Purchaser had knowledge of such inaccuracy or breach as of the date of this Agreement.
11.3	Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (return receipt requested) or (c) on the date sent by email if sent during normal business hours of the recipient or on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to Westbrick, [name of party redacted] and Purchaser, respectively, at the following addresses or e-mail addresses (or at such other address or e-mail address for such Party as shall be specified for such purpose in a notice given in accordance with this Section 11.3):

If to the Company

Westbrick Energy Ltd.
520 3 Ave SW #2300
Calgary, AB T2P 0R3

Email: [email redacted]
Attention: Ken McCagherty

With a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
Suite 2700, 225 6 Ave SW
Calgary, AB T2P 1N2

Email: [email redacted]
Attn: Craig Spurn

If to [name of party redacted]:

[Name of party redacted]
[Address of party redacted]

Email: [email redacted]
Attn: Management Board

With copies (which shall not constitute notice) to:

Bennett Jones LLP
4500 Bankers Hall East

855 2nd Street SW

Calgary, Alberta
T2P 4K7

Email: [email redacted]

[email redacted]
Attn: John Mercury/Kristos Iatridis

and

Simpson Thacher & Bartlett LLP
600 Travis Street, Suite 5400
Houston, TX 77002

Email: [email redacted] / [email redacted]
Attn: Breen Haire / Shamus Crosby

If to Purchaser:

Vermilion Energy Inc.

3500 - 520 3rd Avenue SW

Calgary, AB

T2P 0R3

Email: Tamar Epstein
Attn: [email redacted]

With a copy (which shall not constitute notice) to:

Dentons Canada LLP

1500 - 850 2nd Street SW

Calgary, AB

T2P 0R8

Email: [email redacted]
Attn: George Antonopoulos

11.4	Disclosure Schedules

Any matter, information or item disclosed in the Disclosure Schedules delivered under any specific representations, warranty or covenant or Disclosure Schedule number hereof, shall be deemed to have been disclosed for all purposes of this Agreement or any other Transaction Document in response to every other representation, warranty or covenant in this Agreement and the other Transaction Documents, as applicable, notwithstanding any cross-references (which are included solely as a matter of convenience) or lack of a Disclosure Schedule reference in any representation, warranty or covenant, provided that the foregoing deemed disclosure shall not apply where reference is made in the Disclosure Schedule to a specific folder in the Data Room. To the extent a reference to a folder in the Data Room is intended to qualify or disclose matters specific to a representation, warranty or covenant in this Agreement such reference shall be limited only to such representation, warranty or covenant where it is referenced and shall not be deemed to have been a qualification or disclosure for any other representation, warranty or covenant unless specifically referenced therein. Information reflected in the Disclosure Schedules is not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional information is set forth for informational purposes and does not necessarily include other matters of a similar nature. Disclosure of such additional information will not be deemed to constitute an acknowledgment that such information is required to be disclosed, and disclosure of such information will not be deemed to enlarge, enhance or broaden any of the representations, warranties or covenants in this Agreement or any other Transaction Document or otherwise alter in any way the terms of this Agreement or any other Transaction Document. The inclusion of any matter, information or item in the Disclosure Schedules relating to any possible breach of any Contracts, Licences or Applicable Laws shall not be construed as an admission or indication that such breach or violation exists or has actually occurred, and nothing in the Disclosure Schedules shall be deemed to constitute an admission of any liability or obligation by Westbrick, [Name of party redacted] or Purchaser to any Third Party or shall confer or give to any Third Party any remedy, claim, liability, reimbursement, cause of action or other right. Further, the inclusion of any matter, information or item in the Disclosure Schedules shall not imply that any such matter, information or item is material or creates any standard of materiality (including any Material Adverse Effect on Company or Material Adverse Effect on Purchaser, as applicable) for the purposes of this Agreement or any other Transaction Document or a standard for what is or is not business in the ordinary course consistent with past practice. The Disclosure hereto are hereby incorporated into this Agreement and hereby made a part hereof as if set out in full in this Agreement.

11.5	Amendment; Waiver

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Laws.

11.6	Binding Effect; Assignment

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. None of the Parties may assign any of its rights or delegate any of its obligations under this Agreement (for the avoidance of doubt, no merger or sale of securities of Purchaser or [name of party redacted] or any Person that directly or indirectly controls any of Purchaser or [name of party redacted] shall constitute an assignment hereunder) without the prior written consent of the other Parties which may be withheld in such Party’s sole and absolute discretion, and any attempted or purported assignment in violation of this Section 11.6 shall be null and void.

11.7	Third Party Beneficiaries

Subject to the provisions of Sections 6.7, 6.10(f), 9.4, 9.5 and 11.10(c), this Agreement is solely for the benefit of (a) Westbrick and [name of party redacted] and their successors and permitted assigns with respect to the obligations of Purchaser under this Agreement; and (b) Purchaser and its successors and permitted assigns with respect to the obligations of Westbrick and [name of party redacted] under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other Third Party any remedy, claim, liability, reimbursement, cause of action or other right. Except as set forth in the immediately preceding sentence, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, but excepting in all cases in the case of Fraud, no Person other than [name of party redacted] shall have any obligation for any of [name of party redacted]’s obligations hereunder and no recourse therefor shall be had against any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling person or entity, fiduciary, representative or employee of [name of party redacted] (or any of its successors or assignees) or of any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including [name of party redacted] (collectively, but excluding, for the avoidance of doubt, [name of party redacted], “Non-Recourse Parties”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such party against [name of party redacted], by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Recourse Party (except in the case of Fraud), as such, for any obligations of [name of party redacted] under this Agreement or the transactions contemplated hereby or thereby, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation.

11.8	Entire Agreement

This Agreement (including all Schedules and Exhibits) contains the entire agreement between Westbrick, [name of party redacted] and Purchaser with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement.

11.9	Fulfillment of Obligations

Any obligation of any Party to any other Party under this Agreement that is performed, satisfied or fulfilled completely by an Affiliate of such Party shall be deemed to have been performed, satisfied or fulfilled by such Party. Each party to this Agreement shall, and shall cause its Affiliates to, perform all actions, agreements and obligations set forth herein required to carry out the provisions of this Agreement and give effect to the transactions contemplated hereby.

11.10	Specific Performance and Remedies
(a)	The Parties hereto agree that irreparable damage would occur in the event that any of the covenants or agreements set forth herein were not performed by them in accordance with the terms hereof or were otherwise breached and that money damages, even if applicable, would not be an adequate remedy for such failure to perform or breach of this Agreement. Accordingly, Purchaser, on the one hand, and the Company and [name of party redacted], on the other hand, hereby agree that the Parties shall be entitled to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement without proof of actual damages. Without limiting the generality of the foregoing, the Parties hereby further agree that prior to the Closing, the Company and [name of party redacted] shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Purchaser under this Agreement (including Sections 6.6 and 6.10 and Article 2) in addition to any other remedy to which the Company or [name of party redacted] are entitled at law or in equity, including [name of party redacted]’s and the Company’s right to terminate this Agreement pursuant to Article 8. Each of the Parties hereto further agrees that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief.
(b)	Each Party agrees that it will not oppose (and hereby waives any defense in any action for) the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) the other Parties have an adequate remedy at law or (ii) an award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law, equity or otherwise. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement when available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)	If the Company or [name of party redacted] bring an action for specific performance pursuant to this Section 11.10, and a court rules that Purchaser breached this Agreement in connection with its failure to effect the Closing in accordance with this Agreement, but such court declines to enforce specifically the obligations of Purchaser to effect the Closing in accordance with this Agreement, then, in addition to the right of [name of party redacted] and the Company to terminate this Agreement pursuant to Section 8.2, the Company, [name of party redacted] and any Additional Shareholders shall be entitled to pursue all applicable remedies at law, including seeking punitive, incidental, consequential, expectation, special or indirect damages, including for loss of economic benefit, loss of opportunity and time value of money.
(d)	If Purchaser brings an action for specific performance pursuant to this Section 11.10, and a court rules that the Company or [name of party redacted] breached this Agreement in connection with its failure to effect the Closing in accordance with this Agreement, but such court declines to enforce specifically the obligations of the Company or [name of party redacted] to effect the Closing in accordance with this Agreement, then, in addition to the right of Purchaser to terminate this Agreement pursuant to Section 8.2, Purchaser shall be entitled to pursue all applicable remedies at law, including seeking punitive, incidental, consequential, expectation, special or indirect damages, including for loss of economic benefit, loss of opportunity and time value of money.
11.11	Expenses.

Except as otherwise expressly provided in this Agreement, whether or not the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the Transaction shall be borne by the Party hereto incurring such costs and expenses.

11.12	Governing Law; Submission to Jurisdiction; Selection of Forum.
(a)	This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.
(b)	The Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of Alberta and appropriate appellate courts therefrom for the resolution of any dispute, controversy or claim arising out of or relating to this Agreement, and each Party hereby irrevocably agrees that all claims in respect of such dispute, controversy or claim may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by Applicable Law, any objection that they may now or hereafter have to the laying of venue of any such dispute, controversy or claim brought in any such court or any defence of inconvenient forum for the maintenance of such dispute, controversy or claim. Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

11.13	Resolution of Disputes

All disputes between the Parties arising in relation to this Agreement (including disputes over the interpretation or enforceability of any provision of this Agreement) shall be resolved through negotiation of the Parties, in good faith. If after thirty (30) days of attempting to resolve the dispute through negotiation the Parties are unable to resolve the dispute, any Party may refer the matter to the Court of King’s Bench in the Province of Alberta, Canada, for resolution.

11.14	Further Assurances.

Each of the Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Transaction.

11.15	Excluded Privileged Communications
(a)	Effective upon Closing, each of the Company and the Purchaser hereby irrevocably assign to [name of party redacted], all rights and interest to solicitor-client communications (regardless of whether marked or labelled as such) by or among the Company, [name of party redacted] and counsel to the Company and [name of party redacted] in respect of, in connection with or related to, this Agreement or the Transaction, including all documentation, records and copies thereof (the “Privileged Communications”). The Purchaser agrees to cause the Company to take commercially reasonable efforts in order for the Privileged Communications to be assigned by the Company as aforesaid. For greater clarity and the avoidance of doubt, the Parties hereby confirm and agree that Privileged Communications shall not include any such communications in respect of, in connection with, or related to the conduct of the Business by the Company prior to or following the Closing Date that do not include communications in respect of, in connection with or related to this Agreement or the Transaction.
(b)	The Parties hereby confirm and agree that, upon the Closing, all Privileged Communications will be subject to, and protected by, a solicitor-client privilege of [name of party redacted] and [name of party redacted] alone, and that [name of party redacted] will maintain the sole and exclusive rights over such privilege. Without limitation, upon Closing: (i) all Privileged Communications, and all solicitor-client privilege therein, will remain the property of [name of party redacted] and [name of party redacted] alone; and (ii) the Purchaser, the Company and any of their respective Affiliates will be deemed to have irrevocably waived any and all rights to such Privileged Communications or any solicitor-client privilege therein. The Parties hereby further agree that disclosure of any Privileged Communications to, or knowledge (whether actual or constructive) of any Privileged Communications by, any shareholder, director, officer, employee or agent of the Company or the Purchaser following Closing will be presumed to be inadvertent and will in no way be taken by any of the Parties as any waiver of solicitor-client privilege by [name of party redacted] or as evidence in support of any joint retainer by [name of party redacted] and the Company with counsel.

(c)	Notwithstanding anything to the contrary herein, in the event that a dispute arises between the Purchaser, the Company or their Affiliates, on the one hand, and a third party other than a Party, on the other hand, after the Closing, [name of party redacted] may assert the solicitor-client privilege on behalf of the Company to prevent disclosure of Privileged Communications to such third party.
11.16	Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission (including DocuSign) shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

11.17	Time of the Essence

Time shall be of the essence in this Agreement.

11.18	Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Arrangement Agreement has been duly executed by each Party set forth below as of the date first written above.

WESTBRICK ENERGY LTD.
By:	(signed) “Ken McCagherty”
Name: Ken McCagherty Title: President and Chief Executive Officer
[Name of party redacted]
By:	(signed) “Paul Workman”
Name: Paul Workman Title: Director A
By:	(signed) “Marjolein Gorissen”
Name: Marjolein Gorissen Title: Director B

VERMILION ENERGY INC.
By:	(signed) “Dion Hatcher”
Name: Dion Hatcher Title: President and Chief Executive Officer

SCHEDULE “A”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:
(a)	“ABCA” means the Business Corporations Act (Alberta);
(b)	“Adjusted Fully-Diluted Shares” means the aggregate number of Westbrick Shares equal to the sum of:
(i)	the number of issued and outstanding Westbrick Shares immediately prior to the Effective Time; and
(ii)	the number of Westbrick Shares issuable to the holders of In-the-Money Options immediately prior to the Effective Time assuming exercise on a cashless basis; which shall be deemed in respect of each In-the-Money-Option to be equal to a fraction of the number of Westbrick Shares stated to be issuable to the holder under such In-the-Money Option where the numerator is the In-the-Money Amount applicable thereto and the denominator is the Consideration Per Share;
(iii)	the aggregate number of Westbrick RSUs and Westbrick DSUs outstanding immediately prior to the Effective Time;

provided, however, that in respect of any In-the-Money Options which are exercised by the Optionholder paying the applicable exercise price in cash pursuant to an Option Exercise and Surrender Agreement that has been duly completed, executed and returned to Westbrick prior to the Election Deadline, then the full number of Westbrick Amalco Shares for which In-the-Money Options are exercised will be included in clause (ii) above;

(c)	“Aggregate Adjusted Consideration” has the meaning set forth in the Arrangement Agreement;
(d)	“Aggregate Shares Elected” means the aggregate number of Purchaser Shares that would be issuable to holders of Westbrick Amalco Shares based on elections to receive the Share Consideration and the Combined Consideration made pursuant to subsection 3.1(m), before giving effect to the proration provision of subsection 3.1(n);
(e)	“Arrangement” means the arrangement under section 193 of the ABCA as set out in this Plan of Arrangement, as the same may be amended in accordance with Article 7 of this Plan of Arrangement or at the direction of the Court in the Interim Order or the Final Order with the consent of Westbrick, [name of party redacted] and the Purchaser, each acting reasonably;
(f)	“Arrangement Agreement” means the arrangement agreement dated as of December 22, 2024 among Westbrick, [name of party redacted] and the Purchaser (including the schedules thereto), as such agreement may be amended, modified or supplemented from time to time in accordance with its terms providing for, among other things, the Arrangement;

(g)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;
(h)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday on which banks in Calgary, Alberta and New York, New York are generally open for commercial banking business during normal banking hours;
(i)	“Cash Consideration” means consideration in the form of cash to be paid on the election or deemed election of a Westbrick Amalco Shareholder pursuant to the Arrangement;
(j)	“Cash Electing Shareholder” means a Westbrick Amalco Shareholder who has elected or deemed to have elected to only receive Cash Consideration pursuant to the Arrangement;
(k)	“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;
(l)	“Combination Electing Shareholder” means a Westbrick Amalco Shareholder who has elected Combined Consideration pursuant to the Arrangement;
(m)	“Combined Consideration” means the consideration in the form of Cash Consideration and Share Consideration to be received on the election of a Westbrick Amalco Shareholder pursuant to the Arrangement;
(n)	“Consideration per Share” means the quotient of: (a) the Aggregate Adjusted Consideration divided by (b) the Adjusted Fully-Diluted Shares;
(o)	“Court” means the Court of King’s Bench of Alberta;
(p)	“Depositary” means Odyssey Trust Company or such other trust company as may be designated by Purchaser, [name of party redacted] and Westbrick;
(q)	“Dissent Rights” means the right of a registered Westbrick Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Westbrick Shares in respect of which the holder dissents, all in accordance with section 191 of the ABCA, the Interim Order and Article 5;
(r)	“Dissenting Shareholders” means the registered Westbrick Shareholders that validly exercise Dissent Rights in strict compliance section 191 of the ABCA, as modified by the Interim Order and Article 5, and have not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights immediately prior to the Effective Time and, and “Dissenting Shareholder” means any one of them;
(s)	“Duvernay Alternative Transaction” has the meaning set forth in the Arrangement Agreement;
(t)	“Duvernay Assets” has the meaning ascribed to it in the Duvernay Spinco Conveyance Agreement;
(u)	“Duvernay Assumed Liabilities” means the Assumed Liabilities as defined in the Duvernay Spinco Conveyance Agreement;

(v)	“Duvernay Conveyance” means the transactions contemplated by the Duvernay Spinco Conveyance Agreement;
(w)	“Duvernay Deposit” means the deposit paid to Westbrick pursuant to the Duvernay Share Purchase Agreement, if any;
(x)	“Duvernay Net Proceeds” means the total amount of cash consideration under the Duvernay Share Purchase Agreement received by Westbrick, including for greater certainty, the full amount of the Duvernay Deposit;
(y)	“Duvernay Share Purchase Agreement” has the meaning set forth in the Arrangement Agreement;
(z)	“Duvernay Spinco” means TMax Energy Ltd., a corporation existing under the ABCA;
(aa)	“Duvernay Spinco Conveyance Agreement” has the meaning set forth in the Arrangement Agreement;
(bb)	“Duvernay Spinco Shares” means the common shares of Duvernay Spinco;
(cc)	“Duvernay Spinco Shares Value” means an amount determined by an independent valuator acceptable to Westbrick, Purchaser and [name of party redacted], each acting reasonably, as the fair value of the Duvernay Spinco Shares, or such other amount as agreed to by Westbrick, Purchaser and [name of party redacted];
(dd)	“Duvernay Spin-Out Event” has the meaning set forth in the Arrangement Agreement;
(ee)	“Effective Date” means the date the Arrangement is effective under the ABCA;
(ff)	“Effective Time” means 12:01 a.m. on the Effective Date or such other time as Purchaser and Westbrick may agree upon in writing;
(gg)	“Election Deadline” means 4:30 p.m. (Calgary time) on the date specified on the Notice of Written Resolution (as defined in the Arrangement Agreement) which date shall not be later than the second Business Day prior to the date the Final Order is issued;
(hh)	“Entitlement Schedule” means a spreadsheet prepared by the Company in consultation with [name of party redacted] and acceptable to the Purchaser, acting reasonably, setting forth the Adjusted Fully-Diluted Shares and the entitlement of each former Westbrick Amalco Shareholder, holder of Westbrick Amalco Options, holders of Westbrick RSUs and Westbrick DSUs for any amounts payable to such persons under Section 3.5 or 3.6;
(ii)	“Final Order” means the final order of the Court approving the Arrangement pursuant to section 193(4) of the ABCA, as such order may be amended, modified, supplemented or varied by the Court (with the consent of each of the Purchaser, [name of party redacted] and the Company, acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is satisfactory to each of the Purchaser, [name of party redacted] and the Company, acting reasonably) on appeal;

(jj)	“Fully-Diluted Shares” means the number of Westbrick Shares equal to sum of:
(i)	the number of issued and outstanding Westbrick Shares immediately prior to the Effective Time;
(ii)	plus the number of issued and outstanding Westbrick Options exercisable immediately prior to the Effective Time;
(iii)	plus the number of outstanding Westbrick RSUs and Westbrick DSUs immediately prior to the Effective Time, as set forth on the Entitlement Schedule;
(kk)	“Governmental Authority” means any:
(i)	federal, provincial, municipal, state or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign;
(ii)	agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;
(iii)	court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; or
(iv)	other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having, purporting to have, exercising, or entitled to exercise, jurisdiction over such Person, transaction or event;
(ll)	“Holdco Shares” means all of the issued and outstanding shares in the capital of [name redacted] Holdco;
(mm)	“In-the-Money Amount” means, with respect to an In-the-Money Option, the Consideration per Share less the exercise price of such In-the-Money Option;
(nn)	“In-the-Money Option” means any Westbrick Option or Westbrick Amalco Option, as the context requires that is not an Out-of-the-Money Option;
(oo)	“Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of each of the Purchaser, [name of party redacted] and the Company, acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is satisfactory to each of the Purchaser, [name of party redacted] and the Company, acting reasonably) on appeal;
(pp)	“Insurance Claim” means the business interruption claim made by Westbrick as set forth on the Disclosure Schedules (as defined in the Arrangement Agreement);
(qq)	“Insurance Entitlement Calculation” means, in the case where (i) the Insurance Claim is settled prior to the Effective Time, [percentage redacted] of the Insurance Recovery Amount; or (ii) the Insurance Claim is settled following the Effective Time, [percentage redacted] of the Insurance Recovery Amount.

(rr)	“Insurance Recovery Amount” means [percentage redacted] of any amounts recovered by Westbrick in respect of the Insurance Claim;
(ss)	“[Name redacted] Holdco” means [name redacted], an unlimited liability corporation existing under the laws of the Province of Alberta;
(tt)	“[Name redacted] Holdco Note” has the meaning set forth in Section 3.1(f)(ii);
(uu)	“[Name redacted] Holdco Return of Capital Amount” has the meaning set forth in Section 3.1(f)(ii);
(vv)	“[Name of party redacted]” means [name of party redacted], a private company with limited liability existing under the laws of the Netherlands;
(ww)	“Letter of Transmittal and Election Form” has the meaning set forth in the Arrangement Agreement;
(xx)	“Option Agreements” means, collectively, the option agreements entered into by each of the Optionholders and Westbrick in connection with the grant of Westbrick Options, and each such agreement is an “Option Agreement”;
(yy)	“Option Payout Amount” means:
(i)	for each In-the-Money Option outstanding immediately prior to the Effective Time, the amount equal to the product of (a) the In-the-Money Amount (as may be adjusted as set forth in Section 3.1(i)(xii)); and (b) the aggregate number of Westbrick Amalco Shares subject to such Westbrick Amalco Option, which amount will be set forth in the Entitlement Schedule; and
(ii)	for each Out-of-the-Money Option outstanding immediately prior to the Effective Time, nil;
(zz)	“Option Exercise and Surrender Agreements” means option exercise and surrender agreements in form to be agreed to by the Parties, each acting reasonably, executed and delivered by Optionholders whereby each Optionholder elects, with respect to all of its Westbrick Amalco Options to:
(i)	exercise the Westbrick Amalco Options by paying the applicable cash exercise price in full;
(ii)	exercise each Westbrick Amalco Option on a cashless basis in exchange for a number of Westbrick Amalco Shares equal to the In-the-Money Amount divided by the Consideration per Share, rounded down to the nearest whole Westbrick Amalco Share; or
(iii)	surrender to Westbrick Amalco for cancellation in consideration for a cash payment equal to the Option Payout Amount, in each case, less applicable statutory deductions and withholdings;
(aaa)	“Optionholders” means holders of Westbrick Options or Westbrick Amalco Options, as the context requires, and “Optionholder” means any one of them;

(bbb)	“Out-of-the-Money Option” means any Westbrick Option or Westbrick Amalco Option, as the context requires, which has an exercise price equal to or greater than a dollar value per share determined by dividing (a) Aggregate Adjusted Consideration (assuming solely for this purpose that the Option Exercise Proceeds equal an amount based on an exercise of all Westbrick Options or Westbrick Amalco Options, as the context requires) by (b) the Fully-Diluted Shares;
(ccc)	“Parties” and “Party” have the meanings ascribed thereto in the Arrangement Agreement;
(ddd)	“Person” means an individual, a corporation, a general or limited partnership, an association, a joint stock company, limited liability company or other company, a Governmental Authority, a trust or other entity or organization, whether or not a legal entity;
(eee)	“Plan of Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this plan of arrangement under the ABCA, all on the terms and conditions described herein, as it may be amended or supplemented from time to time in accordance with the terms hereof;
(fff)	“Purchaser” means Vermilion Energy Inc., a corporation existing under the ABCA;
(ggg)	“Purchaser Amalco” means the corporation resulting from the amalgamation of Purchaser and Westbrick Amalco pursuant to subsection 3.1(p);
(hhh)	“Purchaser Shares” means common shares in the capital of the Purchaser;
(iii)	“Purchaser Share Price” means volume weighted trading price of the Purchaser Shares on the Toronto Stock Exchange during the period of five business days ending on December 20, 2024, being $12.831;
(jjj)	“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA;
(kkk)	“Share Consideration” means the consideration in the form of Purchaser Shares to be received by a Westbrick Shareholder who has elected to receive consideration in such form (in whole or in part) pursuant to the Arrangement;
(lll)	“Share Consideration per Share” means a number of Purchaser Shares equal to the quotient of the Consideration per Share divided by the Purchaser Share Price;
(mmm)	“Share Electing Shareholder” means a Westbrick Shareholder (other than [name redacted]) who has elected to only receive the Share Consideration pursuant to the Arrangement;
(nnn)	“Share Maximum” means the lesser of: (i) 1,700,000 Purchaser Shares; and (ii) such number of Purchaser Shares equal to: (A) $25,000,000; divided by (B) the Purchaser Share Price; in each case subject to rounding to account for fractional shares in accordance with Section 4.6;
(ooo)	“Share Proration Factor” means the result obtained by dividing the Share Maximum by the Aggregate Shares Elected;

(ppp)	“Shareholder Agreement” means the Amended and Restated Unanimous Shareholder Agreement among Westbrick, the Westbrick Shareholders and [name of party redacted] dated February 11, 2020, as amended;
(qqq)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.);
(rrr)	“Westbrick” or the “Company” means Westbrick Energy Ltd., a corporation existing pursuant to the ABCA;
(sss)	“Westbrick Amalco” means the corporation resulting from the amalgamation of Westbrick and [name redacted] Holdco pursuant to subsection 3.1(i);
(ttt)	“Westbick Amalco Options” has the meaning set forth in Section 3.1(i)(xii);
(uuu)	“Westbrick Amalco Shares” means the common shares in the capital of Westbrick Amalco;
(vvv)	“Westbrick DSUs” means the Westbrick deferred share units granted pursuant to the Westbrick Omnibus Plan;
(www)	“Westbrick Omnibus Plan” means the omnibus long-term equity incentive plan of Westbrick made effective as of September 4, 2024;
(xxx)	“Westbrick Option Plan” means the share option plan of Westbrick made effective as of December 16, 2019, as amended on April 26, 2023;
(yyy)	“Westbrick Options” means the rights to purchase Westbrick common shares granted to the Optionholders in accordance with the Westbrick Option Plan on the terms and subject to the conditions set forth in the Westbrick Option Plan and in each Optionholder’s Option Agreement;
(zzz)	“Westbrick RSUs” means the Westbrick restricted share units granted pursuant to the Westbrick Omnibus Plan;
(aaaa)	“Westbrick Shareholders” means the holders of Westbrick Shares and Westbrick Amalco Shares, as the context requires;
(bbbb)	“Westbrick Shares” means the common shares in the capital of Westbrick; and
(cccc)	“Written Resolution” means a written resolution substantially in the form set forth in Schedule “B” to the Arrangement Agreement.
1.2	Capitalized terms which are not defined herein shall have the meaning ascribed thereto in the Arrangement Agreement unless the context otherwise requires.
1.3	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.
1.4	Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections, paragraphs and subparagraphs are to articles, sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement.

1.5	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.
1.6	In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.
1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
1.8	Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

Article 2
ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.
2.2	The Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective at, and be binding on and after, the Effective Time on: (i) the Westbrick Shareholders (including Dissenting Shareholders); (ii) [name redacted] Holdco; (iii) [name of party redacted]; (iv) Westbrick; (v) Purchaser; (vi) Westbrick Amalco; (vii) Duvernay Spinco; (viii) the Optionholders and the holders of Westbrick RSUs and Westbrick DSUs and any other incentive or convertible securities of Westbrick or Westbrick Amalco; and (ix) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein. No portion of this Plan of Arrangement will take effect with respect to any Person until the Effective Time. If a step or transaction set forth in Section 3.1 is specified to occur upon or subject to the occurrence of a specified event or action, and such specified event or action does not occur, then such steps or transactions shall be, and shall be deemed to be, omitted from this Plan and all remaining steps or transactions described in Section 3.1 shall otherwise occur in the manner and at the times indicated. Subject to the foregoing sentence, each step or transaction set out in Section 3.1 shall be mutually conditional such that no step or transaction set out in Section 3.1 may occur without all steps and transactions set out therein occurring.
2.3	The Certificate issued in respect of the Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. None of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein.

Article 3
ARRANGEMENT

3.1	Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order at five (5) minute intervals (unless otherwise indicated) without any further act or formality except as otherwise provided herein:

Dissenting Shareholders

(a)	the Westbrick Shares held by Dissenting Shareholders who have validly exercised and not withdrawn Dissent Rights shall be deemed to have been transferred to Westbrick (free and clear of any and all Encumbrances) and shall be cancelled as of the Effective Time, and such Dissenting Shareholders shall cease to have any rights as Westbrick Shareholders, other than the right to be paid the fair value of their Westbrick Shares by Westbrick Amalco in accordance with Article 5;

Duvernay Spinout

(b)	the Duvernay Conveyance shall become effective pursuant to and in accordance with the terms and conditions of the Duvernay Spinco Conveyance Agreement and Duvernay Spinco shall deliver to Westbrick that number of Duvernay Spinco Shares as are required to be delivered to Westbrick pursuant to the Duvernay Spinco Conveyance Agreement in payment and satisfaction in full of the purchase price for the Duvernay Assets;
(c)	if a Duvernay Spin-Out Event has not occurred prior to the Effective Time, the transactions under the Duvernay Share Purchase Agreement shall become effective subject to the terms and conditions therein and Westbrick shall direct any proceeds therefrom to be used to pay indebtedness owing on the Credit Facilities;
(d)	if and only if a Duvernay Spin-Out Event has occurred prior to the Effective Time, then the Duvernay Spinco Shares shall be consolidated or split into such number of shares as is equal to the number of Westbrick Shares outstanding immediately prior to this Section 3.1(d);
(e)	if and only if a Duvernay Spin-Out Event has occurred prior to the Effective Time, then:
(i)	the stated capital of Westbrick shall be reduced by an amount equal to the Duvernay Spinco Shares Value, by deducting that amount from the stated capital account maintained by Westbrick for the Westbrick Shares; and
(ii)	an amount equal to the reduction of stated capital referred to in Section 3.1(e)(i) shall be distributed as a return of capital by Westbrick to the Westbrick Shareholders, which distribution shall be paid by Westbrick by transferring to Westbrick Shareholders one Duvernay Spinco Share for each one Westbrick Share held immediately prior to the effective time of this Section 3.1(e).

[Name redacted] Holdco Return of Capital

(f)	[Name redacted] Holdco shall undertake a return of capital in respect of the Holdco Shares as follows:
(i)	the stated capital of [name redacted] Holdco shall be reduced by [amount redacted], by deducting that amount from the stated capital account maintained by [name redacted] Holdco for the Holdco Shares; and
(ii)	an amount equal to the reduction of stated capital referred to in Section 3.1(f)(i) (the “[name redacted] Holdco Return of Capital Amount”) shall be distributed as a return of capital by [name redacted] Holdco to its sole shareholder, [name of party redacted], which distribution shall be paid by [name redacted] Holdco by the issuance of a non-interest bearing promissory note (the “[name redacted] Holdco Note”) in the principal amount of the [name redacted] Holdco Return of Capital Amount to [name of party redacted];

(g)	if and only if a Duvernay Spin-Out Event has occurred prior to the Effective Time, [name redacted] Holdco shall distribute all of the Duvernay SpinCo Shares which it received pursuant to Section 3.1(e) to [name of party redacted] in partial satisfaction of the [name redacted] Holdco Note, and the principal amount owing by [name redacted] Holdco under the [name redacted] Holdco Note shall be reduced by an amount equal to (A/B) x C, where A is the total number of Duvernay SpinCo Shares which [name redacted] Holdco received pursuant to Section 3.1(e) and which it distributes to [name of party redacted] pursuant to this Section 3.1(g), B is the total number of Duvernay Spinco Shares outstanding at the time of such distribution and C is equal to Duvernay SpinCo Shares Value;

Westbrick and [name redacted] Holdco Amalgamation

(h)	the Shareholder Agreement shall be terminated and shall cease to have any further force and effect;
(i)	[Name redacted] Holdco and Westbrick shall amalgamate under the provisions of the ABCA and shall continue as one corporation under the ABCA (“Westbrick Amalco”) upon the following terms and conditions:
(i)	Name - The name of Westbrick Amalco shall be “Westbrick Energy Ltd.” or such other name as the board of directors of Westbrick may approve (subject to the prior written consent of Purchaser);
(ii)	Registered Office - The registered office of Westbrick Amalco shall initially be the current registered officer of Westbrick;
(iii)	Authorized Share Capital - Westbrick Amalco shall be authorized to issue:
(A)	an unlimited number of Westbrick Amalco Shares; and
(B)	an unlimited number of preferred shares, issuable in series (each, a “Westbrick Amalco Preferred Share”).

The rights, privileges, restrictions and conditions attaching to the Westbrick Amalco Shares and the Westbrick Amalco Preferred Shares following the amalgamation shall be the same as the rights, privileges, restrictions and conditions attaching to the Westbrick Shares and to the preferred shares of Westbrick, respectively.

(iv)	Restrictions on Transfer - Subject to any unanimous shareholder agreement with respect to Westbrick Amalco then in force, the securities in the capital of Westbrick Amalco, other than non-convertible debt securities, shall not be transferred without either the approval of the board of directors of Westbrick Amalco or the holder or holders of shares in the capital of Westbrick Amalco to which are attached more than 50% of the votes attaching to all voting shares in the capital of Westbrick Amalco then outstanding, to be evidenced, in either case, by a resolution of such directors or shareholders, with such approval being given prior to the time of the transfer of such securities;
(v)	Other Provisions - The other provisions forming part of the articles of Westbrick Amalco shall be those of Westbrick, mutatis mutandis;

(vi)	Directors and Officers -
(A)	Minimum and Maximum: The directors of Westbrick Amalco shall, unless otherwise changed in accordance with the ABCA, consist of a minimum of one director and a maximum of ten directors;
(B)	Initial Directors: The initial directors of Westbrick Amalco shall be the directors of Westbrick (or such other persons as Westbrick, [name of party redacted] and Purchaser agree in writing);
(vii)	Stated Capital - The aggregate stated capital of Westbrick Amalco will be an amount equal to the aggregate of the paid-up capital for the purposes of the Tax Act of the Holdco Shares and the Westbrick Shares (other than the Westbrick Shares held by [name redacted] Holdco), immediately before the amalgamation;
(viii)	By-laws - The by-laws of Westbrick Amalco shall be the by-laws of Westbrick, mutatis mutandis; and
(ix)	Effect of Amalgamation - The provisions of subsections 186(b), (c), (d), (e) and (f) of the ABCA shall apply to the amalgamation with the effect that:
(A)	the property of each of [name redacted] Holdco and Westbrick shall continue to be the property of Westbrick Amalco;
(B)	Westbrick Amalco shall continue to be liable for all of the obligations of each of [name redacted] Holdco and Westbrick;
(C)	any existing cause of action, claim or liability to prosecution of [name redacted] Holdco or Westbrick shall be unaffected;
(D)	any civil, criminal or administrative action or proceedings pending by or against [name redacted] Holdco or Westbrick may be continued to be prosecuted by or against Westbrick Amalco; and
(E)	a conviction against, or ruling, order or judgment in favour of or against, [name redacted] Holdco or Westbrick may be enforced by or against Westbrick Amalco;
(x)	Articles - The Articles of Arrangement shall be deemed to be the articles of amalgamation of Westbrick Amalco and any certificate issued in respect of such Articles of Arrangement by the Registrar giving effect to the Arrangement shall be deemed to be the Certificate of Amalgamation of Westbrick Amalco; and
(xi)	Exchange and Cancellation of Shares - The shares in the capital of each of [name redacted] Holdco and Westbrick shall be exchanged for issued and fully-paid shares in the capital of Westbrick Amalco, or shall be cancelled without any repayment of the capital in respect thereof, as follows:
(A)	each issued and outstanding Holdco Share shall be exchanged for a fraction of a Westbrick Amalco Share equal to: [[X x Y] - Z] / [X x Y]; where X is the number of Westbrick Shares held by [name redacted] Holdco as of the Effective Time, Y is the Consideration per Share and Z is [name redacted] Holdco Return of Capital Amount; and the share certificates for such Westbrick Amalco Shares will be deemed to be evidenced by the existing share certificates for such Holdco Shares;

(B)	each issued and outstanding Westbrick Share (other than Westbrick Shares held by [name redacted] Holdco) shall be exchanged for one Westbrick Amalco Share, and the share certificates for such Westbrick Amalco Shares will be deemed to be evidenced by the existing share certificates for such Westbrick Shares; and
(C)	each issued and outstanding Westbrick Share held by [name redacted] Holdco, being an aggregate of 36,643,767 Westbrick Shares, shall be cancelled without any repayment of capital in respect thereof;
(xii)	Westbrick Options - Each outstanding Westbrick Option shall be exchanged for one option of Westbrick Amalco (“Westbrick Amalco Option”) to acquire, on the same terms and conditions as were applicable to such Westbrick Option including accelerated vesting in connection with the Arrangement and in accordance with the procedure set forth herein, one Westbrick Amalco Share at an exercise price per Westbrick Amalco Share equal to the exercise price per Westbrick Share of the Westbrick Option immediately prior to the amalgamation, provided that it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of the Westbrick Options for Westbrick Amalco Options under this Section 3.1(i)(xii) and accordingly, notwithstanding the foregoing, if required for purposes of ensuring the provisions of subsection 7(1.4) of the Tax Act will apply to the exchange, the exercise price of a Westbrick Amalco Option will be deemed to be increased such that the value of the Westbrick Amalco Share immediately after the exchange less the exercise price of the Westbrick Amalco Option does not exceed the value of the Westbrick Share immediately before the exchange less the exercise price of the Westbrick Option for which it was exchanged;

Westbrick Options

(j)	in respect of the Westbrick Amalco Options:
(i)	each Option Exercise and Surrender Agreement that has been duly completed, executed and returned to Westbrick prior to the Election Deadline is deemed to become effective such that the issuances of Westbrick Amalco Shares and cash payments thereunder are made to the applicable Optionholder (less any applicable withholding amounts), in each case in accordance with the applicable Option Exercise and Surrender Agreement;
(ii)	in respect of any Westbrick Amalco Options for which an Option Exercise and Surrender Agreement has not been duly completed, executed and returned to Westbrick prior to the Election Deadline, notwithstanding the terms of such Westbrick Amalco Options, the Westbrick Option Plan and any Option Agreements in relation thereto or any employment agreement (or similar agreement) or any resolution of the Westbrick board of directors (or any committee thereof) such Westbrick Amalco Option shall be surrendered and transferred to Westbrick Amalco (free and clear of any encumbrances) for cancellation in exchange for a cash payment from Westbrick Amalco equal to the Optionholder’s Option Payout Amount (less any applicable withholding amounts);

(iii)	the names of the holders of such Optionholder shall be removed from the register of holders of Westbrick Amalco Options maintained by or on behalf of Westbrick Amalco; and
(iv)	the Westbrick Option Plan and each Option Agreement in relation thereto shall terminate and be of no further force and effect, and neither Westbrick Amalco, Purchaser, nor any of their respective successors or assigns shall have any further liability or obligation with respect thereto;

Westbrick RSUs

(k)	each Westbrick RSU outstanding immediately prior to the Effective Time (whether vested or unvested), shall, notwithstanding the terms of such Westbrick RSUs, the Westbrick Omnibus Plan and any award agreements in relation thereto or any employment agreement (or similar agreement) or any resolution of the Westbrick board of directors (or any committee thereof):
(i)	be settled in exchange for a cash payment from Westbrick Amalco equal to the Consideration per Share per each Westbrick RSU (less any applicable withholding amounts);
(ii)	the names of the holders of such Westbrick RSUs shall be removed from the register of holders of Westbrick RSUs maintained by or on behalf of Westbrick; and
(iii)	the Westbrick RSUs shall be immediately cancelled and each award agreement in relation thereto shall terminate and be of no further force and effect, and neither Westbrick, Purchaser, nor any of their respective successors or assigns shall have any further liability or obligation with respect thereto;

Westbrick DSUs

(l)	each Westbrick DSU outstanding immediately prior to the Effective Time (whether vested or unvested), shall, notwithstanding the terms of such Westbrick DSUs, the Westbrick Omnibus Plan and any award agreements in relation thereto or any employment agreement (or similar agreement) or any resolution of the Westbrick board of directors (or any committee thereof):
(i)	be settled in exchange for a cash payment from Westbrick Amalco equal to the Consideration per Share per each Westbrick DSU (less any applicable withholding amounts);
(ii)	the names of the holders of such Westbrick DSUs shall be removed from the register of holders of Westbrick DSUs maintained by or on behalf of Westbrick; and
(iii)	the Westbrick DSUs shall be immediately cancelled and the Westbrick Omnibus Plan and each award agreement in relation thereto shall terminate and be of no further force and effect, and neither Westbrick, Purchaser, nor any of their respective successors or assigns shall have any further liability or obligation with respect thereto;

Acquisition of Westbrick Amalco Shares by Purchaser

(m)	each issued and outstanding Westbrick Amalco Share (other than those transferred to Westbrick pursuant to Section 3.1(a)) shall be, and shall be deemed to be, transferred to, and acquired by, Purchaser (free and clear of any Encumbrances) in exchange for the payment by Purchaser to such Westbrick Amalco Shareholder as follows:
(i)	each Westbrick Amalco Shareholder that is a Cash Electing Shareholder will receive an amount of Cash Consideration equal to the number of Westbrick Amalco Shares transferred to the Purchaser hereunder multiplied by the Consideration per Share;
(ii)	subject to subsection 3.1(n) and Section 3.3, each Westbrick Shareholder that is a Share Electing Shareholder will receive that number of Purchaser Shares, rounded to the nearest whole Purchaser Share, equal to the Share Consideration per Share for each Westbrick Amalco Share transferred to the Purchaser hereunder;
(iii)	subject to subsection 3.1(n) and Sections 3.3 and 3.7, each Westbrick Shareholder that is a Combination Electing Shareholder will receive:
(A)	an amount of Cash Consideration equal to the product of the number of Westbrick Amalco Shares transferred to the Purchaser hereunder in respect of which the Combination Electing Shareholder validly elected the Cash Consideration in accordance with this Plan of Arrangement multiplied by the Consideration per Share; and
(B)	the Share Consideration per Share for each Westbrick Amalco Share transferred to the Purchaser hereunder in respect of which the Combination Electing Shareholder validly elected the Share Consideration per Share in accordance with this Plan of Arrangement;
(n)	Purchaser shall not be required to issue an aggregate amount of Purchaser Shares in excess of the Share Maximum in exchange for Westbrick Amalco Shares and, if the Aggregate Shares Elected exceeds the Share Maximum, each Share Electing Shareholder and Combination Electing Shareholder shall be entitled to receive, in lieu of the number of Purchaser Shares referred to in Section 3.1(m)(ii) or 3.1(m)(iii), as applicable:
(i)	Share Consideration per Share in consideration for the number of Westbrick Amalco Shares as is equal to the product obtained by multiplying (A) the Share Proration Factor, by (B) the number of Westbrick Amalco Shares transferred to the Purchaser by the Westbrick Amalco Shareholder hereunder in respect of which such Westbrick Amalco Shareholder would have, absent the application of this section 3.1(j), received Purchaser Shares; and
(ii)	an amount of Cash Consideration equal to the Consideration per Share multiplied by such number of Westbrick Amalco Shares that is determined by subtracting the number of Westbrick Amalco Shares transferred for Share Consideration as determined under section 3.1(j)(i) from the total number of Westbrick Amalco Shares transferred to the Purchaser by such Westbrick Amalco Shareholder hereunder;

Repayment of [name redacted] Holdco Note

(o)	as repayment by Westbrick Amalco of the [name redacted] Holdco Note, as assumed by Westbrick Amalco on the amalgamation, the Depositary shall release funds in the amount equal to the then remaining outstanding balance under the [name redacted] Holdco Note to [name of party redacted];

Westbrick Amalco and Purchaser Amalgamation

(p)	Westbrick Amalco and Purchaser shall amalgamate under the provisions of the ABCA and shall continue as one corporation under the ABCA (“Purchaser Amalco”) upon the following terms and conditions:
(i)	Name - The name of Purchaser Amalco shall be “Vermilion Energy Inc.” or such other name as the board of directors of Purchaser may approve;
(ii)	Registered Office - The registered office of Purchaser Amalco shall be 3500-520 3rd Avenue SW, Calgary, Alberta T2P 0R3;
(iii)	Authorized Share Capital - Purchaser Amalco shall be authorized to issue an unlimited number of common shares;
(iv)	Other Provisions - The other provisions forming part of the articles of Purchaser Amalco shall be those of Purchaser, mutatis mutandis;
(v)	Directors and Officers -
(A)	the current directors of Purchaser shall be the directors of Purchaser Amalco to hold office until the next annual general meeting of the shareholders of Purchaser Amalco or until their successors are duly appointed;
(B)	the current officers of Purchaser shall be the officers of Purchaser Amalco to hold office until their successors are duly appointed:
(vi)	Stated Capital - The aggregate stated capital of Purchaser Amalco will be an amount equal to the aggregate of the paid-up capital for the purposes of the Tax Act of the Purchaser Shares immediately before the amalgamation;
(vii)	By-laws - The by-laws of Purchaser Amalco shall be the by-laws of Purchaser, mutatis mutandis;
(viii)	No Securities Issued
(A)	no securities shall be issued by Purchaser Amalco in connection with the amalgamation;
(B)	each issued and outstanding Westbrick Amalco Share shall be cancelled;
(ix)	Effect of Amalgamation - The provisions of subsections 186(b), (c), (d), (e) and (f) of the ABCA shall apply to the amalgamation with the effect that:

(A)	the property of each of Westbrick Amalco and Purchaser shall continue to be the property of Purchaser Amalco;
(B)	Purchaser Amalco shall continue to be liable for all of the obligations of each of Westbrick Amalco and Purchaser;
(C)	any existing cause of action, claim or liability to prosecution of Westbrick Amalco and Purchaser shall be unaffected;
(D)	any civil, criminal or administrative action or proceedings pending by or against Westbrick Amalco and Purchaser may be continued to be prosecuted by or against Purchaser Amalco; and
(E)	a conviction against, or ruling, order or judgment in favour of or against, Westbrick Amalco and Purchaser may be enforced by or against Purchaser Amalco;
(x)	Articles - The Articles of Amalgamation of Purchaser Amalco shall be the same as the articles of Purchaser; and
(xi)	Cancellation of Shares - No securities shall be issued by Purchaser Amalco in connection with the amalgamation and each issued and outstanding Westbrick Amalco Share shall be cancelled. Any certificates representing the Purchaser Shares shall be deemed to evidence common shares in the capital of Purchaser Amalco.
3.2	The Parties shall make the appropriate entries into their securities registers to reflect the matters referred to under Section 3.1. For greater certainty, the aggregate pre-tax cash consideration payable to [name of party redacted] pursuant this Plan of Arrangement shall neither be more nor less than the aggregate amount of pre-tax cash consideration that [name redacted] Holdco would have been entitled to receive if Sections 3.1(f), 3.1(i) and 3.1(o) were omitted from this Plan of Arrangement, but all remaining applicable steps in the Plan of Arrangement were completed.
3.3	With respect to the elections made by a holder of Westbrick Amalco Shares pursuant to subsection 3.1(m):
(i)	each of such holders of Westbrick Amalco Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election (which for those electing to receive Combined Consideration, shall also indicate the percentage of their Westbrick Amalco Shares requested to be exchanged for Share Consideration), together with certificates representing such holder’s Westbrick Shares; and
(ii)	any Westbrick Amalco Shareholder who does not deposit a duly completed Letter of Transmittal and Election Form with the Depositary prior to the Election Deadline, or otherwise fails to comply with the requirements the Letter of Transmittal and Election Form to make an election to exchange Westbrick Amalco Shares as contemplated by subsection 3.3(i), shall be deemed to have elected Cash Consideration.
3.4	A Westbrick Amalco Shareholder who received consideration consisting, in whole or in part, of Share Consideration shall be entitled to make a tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law). Purchaser shall make available on Purchaser’s website (or otherwise made available to Westbrick Amalco Shareholders) tax election forms required under the Tax Act within 60 days of the Effective Date. Any Westbrick Amalco Shareholder who wants to make such election and otherwise qualifies to make such election may do so by providing to Purchaser two signed copies of the necessary election forms within 120 days following the Effective Date, duly completed with the details of the number of Westbrick Shares transferred and the applicable agreed amount or amounts for the purposes of such election. Thereafter, subject to the election forms complying with the provisions of the Tax Act (or applicable provincial or territorial income tax law), the forms will be signed by Purchaser and returned to such Westbrick Amalco Shareholder by ordinary mail within 30 days after the receipt thereof by Purchaser for filing with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority). Purchaser will not be responsible for the proper completion of any election form and, except for the obligation of Purchaser to so sign and return duly completed election forms which are received by Purchaser within 120 days of the Effective Date. Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by a Westbrick Amalco Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial or territorial legislation). In its sole discretion, Purchaser may choose to sign and return an election form received by it more than 120 days following the Effective Date, but Purchaser will have no obligation to do so.

3.5	Post-Closing Adjustment Amount

In the event the Parties to the Arrangement Agreement proceed to Closing notwithstanding that the dispute resolution process set forth in Section 2.8(f) of the Arrangement Agreement has not been finalized, as set forth in Section 2.8(g) of the Arrangement Agreement, then [name of party redacted] and Westbrick may appoint one or more shareholder representatives who will have authority to resolve such dispute on behalf of the former Westbrick Amalco Shareholders (the “Shareholder Representatives”). The Aggregate Adjusted Consideration hereunder shall be deemed as of the Effective Time to be reduced by the amount payable by Purchaser which is being disputed in accordance with Section 2.8(f) of the Arrangement Agreement. Following the resolution of such dispute, the Aggregate Adjusted Consideration shall be deemed to be increased by the amount of the disputed amount which is required to be paid by the Purchaser under the Arrangement Agreement, and the Depositary shall release such disputed amounts as directed by the Shareholder Representatives in accordance with the Entitlement Schedule.

3.6	Insurance Claim Recovery Amount
(a)	[Insurance matters redacted]
(b)	[Insurance matters redacted]
3.7	Notwithstanding anything else in this Plan of Arrangement:
(a)	if a Westbrick Amalco Shareholder makes a valid election described in section 3.4 hereof, then such Westbrick Amalco Shareholder shall be deemed to have exchanged all of such Westbrick Amalco Shareholder’s Westbrick Amalco Shares for a combination of the Cash Consideration, Share Consideration and any amounts in respect of the Insurance Recovery Amount (if any) received by such Westbrick Amalco Shareholder; and
(b)	if a Westbrick Amalco Shareholder does not make a valid election described in section 3.4 hereof, then such Westbrick Shareholder shall be deemed to have exchanged that number of Westbrick Amalco Shares (including any fraction thereof) equal to the aggregate Cash Consideration and the portion of the Insurance Recovery Amount (if any) received by such Westbrick Shareholder, if any, divided by Consideration per Share, and to have exchanged such Westbrick Shareholder’s remaining number of Westbrick Shares solely for the Share Consideration received.

Article 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1	From and after the Effective Time, certificates formerly representing Westbrick Shares and Westbrick Amalco Shares shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement or as to those certificates formerly representing Westbrick Shares held by Dissenting Shareholders (if any) (other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Article 5), to receive the fair value of the Westbrick Amalco Shares represented by such certificates.
4.2	Prior to the Effective Time, Purchaser shall: (i) provide to the Depositary a certified cheque, bank draft or wire transfer of funds in an amount at least equal to the sum of the principal amount of the [name redacted] Holdco Note and the aggregate amount of cash that the Westbrick Shareholders are entitled to receive for their Westbrick Amalco Shares in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement; and (ii) issue and deliver to the Depositary an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent for the Purchaser Shares, to issue in a book based register the aggregate number of Purchaser Shares payable to the former holders of Westbrick Amalco Shares pursuant to the provisions of the Arrangement Agreement and this Plan of Arrangement. Following the Effective Time, the Depositary shall be considered to hold such funds and Purchaser Shares for the sole benefit of [name of party redacted] and the Westbrick Amalco Shareholders.
4.3	The Depositary shall (as soon as is practicable but in any event not later than the date that is three Business Days following the later of the Effective Date and the date of deposit by a former Westbrick Shareholder of a duly completed and executed Letter of Transmittal and Election Form, together with the share certificates representing the holder’s Westbrick Amalco Shares and such other documents and instruments as the Depositary may reasonably require) cause to be prepared individual cheques (or other form of immediately available funds) and/or certificates representing the Purchaser Shares (or arrange for the direct non-certificated deposit of the Purchaser Shares), as applicable. Such cheques and/or Purchaser Shares, as applicable, shall be forwarded by first class mail, postage pre-paid, to the Person and at the address specified in the relevant Letter of Transmittal and Election Form or, if no address has been specified therein, at the address specified for the particular holder in the register of holders of Westbrick Shares. Cheques and/or Purchaser Shares, as applicable, mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.
4.4	If any certificate which immediately prior to the Effective Time represented an interest in outstanding Westbrick Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto). The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to Westbrick and the Depositary, which bond is in form and substance satisfactory to Purchaser or shall otherwise indemnify Westbrick, the Purchaser and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5	Any certificate formerly representing Westbrick Shares that is not deposited with all other documents as required by this Plan of Arrangement and the Letter of Transmittal and Election Form on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Westbrick Shares to receive the consideration that the holder is entitled pursuant to this Arrangement. In such case, the cash that the holder is entitled to pursuant to this Arrangement (including any dividends or other distributions in respect of Purchaser Shares) shall be returned by the Depositary to Purchaser and the Purchaser Shares shall be returned to Purchaser for cancellation.
4.6	No certificates representing fractional Purchaser Shares shall be issued. Where the aggregate number of Purchaser Shares to be issued to a former Westbrick Shareholder pursuant to this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, each such former Westbrick Shareholder otherwise entitled to a fractional interest in a Purchaser Share will receive the nearest whole number of Purchaser Shares (with fractions equal to or greater than 0.5 being rounded up and fractions less than 0.5 being rounded down). No cash settlements shall be made with respect to fractional shares eliminated by rounding.
4.7	Subject to Section 4.5, all dividends payable in respect of Purchaser Shares to which a former Westbrick Amalco Shareholder is entitled, but for which a certificate representing such Purchaser Shares has not been delivered to such former Westbrick Amalco Shareholder (or the electronic non-certificated deposit of such Purchaser Shares has not been completed) in accordance with this Article 4, shall be paid or delivered to the Depositary to be held in trust for such former Westbrick Amalco Shareholder for delivery to the former Westbrick Amalco Shareholder, net of all withholding and other taxes, upon delivery of the certificate representing the Purchaser Shares (or the electronic deposit of Purchaser Shares) in accordance with this Article 4.

Article 5
DISSENTING SHAREHOLDERS

5.1	Unless a Written Resolution has been executed by every Westbrick Shareholder, each registered holder of Westbrick Shares that has not executed a Written Resolution shall have the right to dissent with respect to the Arrangement in accordance with section 191 of the ABCA, as modified by the Interim Order and this Article 5; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by Westbrick from the Dissenting Shareholder not later than the Election Deadline. A Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of the Westbrick Shares it holds, but may only exercise Dissent Rights in respect of all, and not less than all¸ of the Westbrick Shares it holds. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Westbrick Shares and shall only be entitled to be paid the fair value of the holder’s Westbrick Shares (less any applicable withholdings). Only registered holders of Westbrick Shares can elect to be Dissenting Shareholders and such Dissenting Shareholders must dissent with respect to all Westbrick Shares held by the Dissenting Shareholder. Dissent Rights are not available to holders of Westbrick Options, Westbrick Amalco Options, Westbrick RSUs or Westbrick DSUs. Notwithstanding the provisions of section 191 of the ABCA, a Dissenting Shareholder who is entitled to be paid the fair value of the holder’s Westbrick Shares (less any applicable withholdings) shall be deemed to have transferred the holder’s Westbrick Shares to Westbrick (free and clear of any and all Encumbrances) for cancellation at the Effective Time. A Dissenting Shareholder who, for any reason, is not entitled to be paid the fair value of the holder’s Westbrick Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Westbrick Shares and shall receive the consideration to which a Cash Electing Shareholder is entitled under the Arrangement, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Westbrick Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Westbrick Shareholders pursuant to the Written Resolution; but in no event shall Purchaser or Westbrick Amalco be required to recognize such Dissenting Shareholder as a shareholder of Westbrick Amalco after the Effective Time and each Dissenting Shareholder will cease to be entitled to the rights of a Westbrick Shareholder in respect of the Westbrick Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the name of such holder shall be removed from the applicable Westbrick register of shareholders as at the Effective Time to reflect that such former holder is no longer the holder of such Westbrick Shares as at and from the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no Person who has executed a Written Resolution shall be entitled to dissent with respect to the Arrangement.

Article 6
WITHHOLDING

6.1	Subject to the Arrangement Agreement, the Company, Westbrick Amalco, Purchaser and the Depositary shall be entitled to deduct and withhold from any amounts payable to any Person under this Plan of Arrangement, such amounts as Company, Westbrick Amalco, Purchaser or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act or any provision of any other Applicable Laws. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Persons in respect of which such deduction and withholding was made.

Article 7
AMENDMENTS

7.1	Purchaser, Westbrick and [name of party redacted] may by mutual agreement amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment shall be: (a) set forth in writing; (b) filed with the Court; and (c) communicated to and/or consented to by the Westbrick Shareholders, if and as required by the Court and in the manner directed by the Court or if and as required by the Written Resolution.
7.2	Any amendment to the Plan of Arrangement that is approved by the Court shall be effective only if it is consented to by each of Purchaser, Westbrick and [name of party redacted], and if required by the Court, is consented to by the Westbrick Shareholders in the manner directed by the Court.

SCHEDULE “B”

ARRANGEMENT RESOLUTION

Special resolution of the holders (the “Shareholders”) of common shares (the “Common Shares”) of WESTBRICK Energy LTD. (“WESTBRICK”) passed effective [•], 2024 pursuant to the Business Corporations Act (Alberta) (the “ABCA”)

[WHEREAS:

A.	Westbrick has entered into an arrangement agreement (the “Arrangement Agreement”) dated December 22, 2024, with Vermilion Energy Inc. (“Purchaser”) and [name of party redacted] (“[name of party redacted]”) outlining the terms of a plan of arrangement in respect of Westbrick and involving its securityholders, Duvernay Spinco, [name of party redacted], Purchaser and [name redacted] Holdco, under the provisions of section 193 of the ABCA, to be conducted substantially as set forth in the plan of arrangement attached as Schedule “A” to the Arrangement Agreement (the “Plan of Arrangement”), as will be further described in the notice of written resolution to be provided to the Shareholders on or about January 24, 2025 (the “Notice of Written Resolution”).
B.	Pursuant to the Arrangement, inter alia, each issued and outstanding common shares of Westbrick following the amalgamation of Westbrick and [name redacted] Holdco under the Arrangement will be acquired by Purchaser for cash consideration or share consideration, in the manner set forth in the Arrangement Agreement and the Plan of Arrangement.
C.	The Shareholders have been provided with certain information in relation to the Arrangement, including, without limitation, copies of the Arrangement Agreement and the Plan of Arrangement and will be provided the Notice of Written Resolution.
D.	As set forth in the Arrangement Agreement, the Arrangement is subject to a number of conditions that must be fulfilled or waived in order for the Arrangement to become effective, including execution of this resolution by holders of at least two-thirds of the Common Shares and the approval of the Court of King’s Bench of Alberta (the “Court”).
E.	Capitalized terms used but not defined in this resolution have the meanings ascribed to them in the Arrangement Agreement.
F.	Each Shareholder acknowledges that by executing this Arrangement Resolution, it will not be entitled to exercise dissent rights in respect of the Arrangement.

NOW THEREFORE BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.	the Arrangement, as set forth in the Plan of Arrangement, and all transactions contemplated thereby, is hereby authorized, approved and adopted;
2.	the Arrangement Agreement (including the Plan of Arrangement attached thereto) and all of the transactions contemplated therein (together with such amendments, modifications or supplements thereto made in accordance with the terms thereof as may be approved by any of the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments, modifications or supplements), the actions of the directors of Westbrick in approving the Arrangement, and the actions of the officers of Westbrick in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto and causing the performance by Westbrick of its obligations thereunder, are hereby confirmed, ratified and approved;

3.	Westbrick be and is hereby authorized to make an application to the Court for an order approving the Arrangement (the “Final Order”) on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or have been amended, modified or supplemented in accordance with their terms or the Interim Order (as defined in the Arrangement Agreement));
4.	notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Shareholders or the Final Order has been granted by the Court, the directors of Westbrick are hereby authorized and empowered, at their discretion subject to the terms of the Interim Order and Final Order, without further notice to or approval of the Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement, at any time prior to the issuance of the certificate or other proof of filing giving effect to the Arrangement;
5.	any officer or director of Westbrick is hereby authorized and directed, for and on behalf of Westbrick, to deliver to the Registrar of Corporations or Deputy Registrar of Corporations appointed under Section 263 of the ABCA, the articles of arrangement, a certified copy of the Final Order and to execute and, if appropriate, deliver such other documents as are necessary or desirable pursuant to the ABCA to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such other documents;
6.	any officer or director of Westbrick is hereby authorized and directed, for and on behalf of Westbrick, to execute, or cause to be executed, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things as in such person’s opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such acts or things; and
7.	this written resolution of the Shareholders may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together (whether provided by way of electronic transmission or otherwise) shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

The undersigned, being a Shareholder entitled to vote on the foregoing resolution, hereby: (a) consents to and approves the foregoing resolution; (b) acknowledges that by signing this resolution, it is waiving its right to dissent in connection with the Arrangement; and (c) agrees not to exercise any securityholder rights or remedies available at common law or pursuant to the ABCA or applicable securities legislation to delay, hinder, upset or challenge the Arrangement or the completion thereof, in each case effective as of the date first written above and as evidenced by the undersigned’s signature hereto.

Notwithstanding the above paragraph, this resolution in respect of the undersigned Shareholder:

1.	may be revoked and be of no further force or effect if, without the undersigned’s prior written consent:
(a)	there is a decrease (or change in the form of) the Consideration, except as provided for or expressly contemplated in the Arrangement Agreement; or
(b)	the Arrangement Agreement, the Arrangement or the Plan of Arrangement are amended or varied in a manner that is materially adverse to the undersigned Shareholder; and
2.	will be revoked and be of no further force or effect if:
(a)	the Arrangement Agreement is terminated in accordance with the terms thereof; or
(b)	if the undersigned Shareholder is party to a Lock-Up Agreement, the Lock-Up Agreement it is party to is terminated in accordance with its terms.

_______________________________________

Name of Shareholder (please print)

By: ____________________________________

Signature of Shareholder or its Authorized

Representative

_______________________________________

Official Title or Capacity (please print)

_______________________________________

Name of Signatory (please print name of individual

whose signature appears above if different than

name of Shareholder)

SCHEDULE “C”

[Escrow Agreement redacted]